Exhibit 99.1

Core Values + Core Services Back to the Basics 2020 ANNUAL REPORT G r oup

A NN U A L R E P O R T 2 0 2 0 | JU S T E N E R G Y 1 Key developments (compared to fourth quarter fiscal 2020, unless otherwise stated) • Strategic Review provided valuable insights into how best to unlock additional value from the business. As a result, Just Energy plans to remain a standalone energy retailer and take steps to strengthen its balance sheet. • Fourth quarter Base EBITDA increased 25% to $74.6 million, primarily due to the significant increase in Base gross margin and the decrease in selling and marketing expenses and bad debt expense, excluding $6.1 million for non - recurring charges for Strategic Review costs and the Texas residential enrolment and collections impairment. Fiscal 2020 Base EBITDA is $185.8 million, inclusive of the $22 million positive adjustment from the reduction in the Filter Group earn - out liability. • Base gross margin increased 5% to $180.4 million in the fiscal fourth quarter, primarily due to margin improvement initiatives and supply cost management driving lower costs, partially offset by the decline in the customer base. Annual Base gross margin was $610.6 million, an increase of 3% from the prior fiscal year. • Total spend reduction in fiscal 2020 of $68.3 million versus fiscal 2019 achieved through lower Administrative expenses ($11.3 million), Selling non - commission and marketing expenses ($12.7 million), capital expenditures ($29.5 million) and fiscal 2019 restructuring costs ($14.8 million). Fiscal 2021 cost - savings relative to fiscal 2019 expected to reach $100 million. • Administrative expenses, excluding Strategic Review costs of ~$13.9 million, decreased 7% from $165.3 million in fiscal 2019 to $154.0 million in fiscal 2020 as result of cost - reduction efforts and organizational simplification during fiscal 2020. • Selling non - commission and marketing expenses decreased 14% from $90.8 million in fiscal 2019 to $78.1 million in fiscal 2020 due to optimization of selling overhead and eliminating low - return selling activities. • Capital expenditures spend decreased by 62% from $43.5 million in fiscal 2019 to $16.5 million in fiscal 2020 due to improved capital allocation and processes. • Total residential customer equivalent (“RCE”) count decreased 7% year - over - year to 3.4 million, reflecting the transition from an RCE - driven focus to a greater emphasis on attracting and retaining strong - fit customers that will drive profitability. • Embedded gross margin (“EGM”) of $1,807.8 million decreased 14% compared to the embedded gross margin as at March 31, 2019, driven by the decline in the commodity EGM due to a decline in the North American commodity customer base. • Fiscal 2019 Base EBITDA has been restated, reducing fiscal 2019 Base EBITDA to $160.8 million (excluding previously reported discontinued operations). The impact of this restatement does not have a cash impact on future performance.

2 JUST ENERGY | ANNUAL REPORT 2020 Dear fellow shareholders, The past few weeks and months have been marked by unprecedented events. From a global pandemic, record unemployment, destructive weather events, and an international dialogue on civil rights, Just Energy’s mission remains unchanged – to provide essential utility services to customers while ensuring the health and safety of all our employees. I am proud of our team and honoured to lead this organization during these challenging times. Fiscal 2020 was an important transition year for Just Energy. In 2020, we made the decision to “get back to basics” and return to our core business of being a leading North American commodity retailer. In support of that effort, we reduced costs, streamlined our portfolio, stabilized liquidity and added high - quality customers across our key markets in North America. We made a promise to the market to find $60 million of cost savings relative to 2019. We exceeded that target for fiscal 2020 by improving operations in our core North American commodity business and these completed actions will deliver approximately $100 million in savings in fiscal 2021 relative to our fiscal 2019 performance. In short order we have built a culture of cost management and I expect to see incremental savings in the years to come. At the end of fiscal 2020, we took several difficult but necessary steps to protect the health and safety of our employees, customers and communities during the COVID - 19 pandemic. While our business has performed well throughout this period, these actions have delayed the next phase of our transformation, specifically the expansion and development of our sales channels. With several new hires and the continued development and evolution of our relationships with key sales partners, I am confident that we are well positioned post - pandemic to return to historic levels of sales. This is my personal focus for fiscal 2021. When I rejoined Just Energy as CEO last August, I sought to accomplish three objectives – stabilize the core business, reduce our cost burden, and ultimately grow the value of our business. We recognize the need to continue working diligently to review and address our operational and financial processes to drive further improvements. We continue to be challenged by the need to manage our lower level of earnings with our debt obligations. As such, we announced a recapitalization plan and pending board renewal. This comprehensive plan to strengthen and de - risk our business will result in a much stronger Just Energy, creating a sustainable capital structure and allowing our team to focus on driving our business and serving our clients. This is the culmination of an extensive process that saw us explore many options for the future of Just Energy, which led us to the determination that by taking these actions now, we can position Just Energy for a bright future as an independent leader in the business of providing energy to consumers. Our mission over the next 12 months is clear – we must continue to reduce costs and simplify our structure, maintain sufficient liquidity, while preserving and expanding our sales channels. I wish to extend my sincerest thanks to our customers, our employees, our board members and our shareholders. I look forward to updating you on our progress. Sincerely, /s/ Scott Gahn R. Scott Gahn President & Chief Executive Officer

Management’s discussion and analysis – July 8, 2020 The following management’s discussion and analysis (“MD&A”) is a review of the financial condition and operating results of Just Energy Group Inc. (“Just Energy” or the “Company”) for the year ended March 31, 2020. This MD&A has been prepared with all information available up to and including July 8, 2020. This MD&A should be read in conjunction with Just Energy’s audited consolidated financial statements for the year ended March 31, 2020. The MD&A and financial statements have been restated for comparative purposes to reflect the differences that were identified between amounts recorded in the general ledger and balances based on external information as further described below and in Note 5 of the consolidated financial statements for the year ended March 31, 2020. In addition, results for the year ended March 31, 2019 have been restated to reflect the effects of the Company’s U.K. discontinued operations and ultimate disposal, as further described in Note 24 of the consolidated financial statements for the year ended March 31, 2020. The financial information contained herein has been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). All dollar amounts are expressed in Canadian dollars unless otherwise noted . Quarterly reports, the annual report and supplementary information can be found on Just Energy’s corporate website at www . justenergygroup . com . Additional information can be found on SEDAR at www . sedar . com or on the U . S . Securities and Exchange Commission’s (“SEC”) website at www . sec . gov . COVID - 19 CONSIDERATIONS The rapid outbreak of the novel strain of the coronavirus, specifically identified as the COVID - 19 pandemic, has caused governments worldwide to enact emergency measures and restrictions to combat the spread of the virus. These measures and restrictions, which include the implementation of travel bans, mandated and voluntary business closures, self - imposed and mandatory quarantine periods, isolation orders and social distancing, have caused material disruption to the businesses globally resulting in economic slowdown. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The future impact of the COVID - 19 pandemic on liquidity, volatility, credit availability and market and financial conditions generally could change at any time. The duration and impact of the COVID - 19 outbreak on the economy are unknown at this time, and, as a result, it is difficult to estimate the longer - term impact on our operations and the markets for our products. RECAPITALIZATION On July 8, 2020, the Company announced a comprehensive plan to strengthen and de - risk the business, positioning the Company for sustainable growth as an independent industry leader (the “Recapitalization”). The Recapitalization will be undertaken through a plan of arrangement under the Canada Business Corporation Act (“CBCA”) and includes: • Exchange of $100 million 6.75% subordinated convertible debentures due March 31, 2023 (TSX: JE.DB.D) and $160 million 6.75% subordinated convertible debentures due December 31, 2021 (TSX: JE.DB.C) (the “Subordinated Convertible Debentures”) for new common equity; • Extension of $335 million credit facilities by three years to December 2023, with revised covenants and a schedule of commitment reductions throughout the term; • Existing senior unsecured term loan due September 12 , 2023 (the “Existing Term Loan”) and the remaining convertible bonds due December 31 , 2020 (the “Eurobond”) shall be exchanged for a new term loan due March 2024 , with interest to be paid - in - kind and new common equity ; • Exchange of all 8.50%, fixed - to - floating rate, cumulative, redeemable, perpetual preferred shares (JE.PR.U) (the “Preferred Shares”) into new common equity; • New cash equity investment commitment of $100 million; • Initial reduction of annual cash interest expense by approximately $45 million; and • Business as usual for employees, customers and suppliers enhanced by the relationship with a financially stronger Just Energy – they will not be affected by the Recapitalization. The implementation of the Recapitalization is expected in September 2020, pending court and securityholder approvals required under the CBCA, as well as applicable approvals by the Toronto Stock Exchange. The Recapitalization has been approved by Just Energy’s Board of Directors. Just Energy’s financial advisor, BMO Capital Markets, has provided an opinion to Just Energy’s Board of Directors that the terms of the Recapitalization, if implemented, are fair from a financial point of view to of the holders of the existing Eurobond Subordinated Convertible Debentures, preferred shares and common shares. The Company has obtained a preliminary interim order from the Ontario Superior Court of Justice which, among other things, grants a limited stay of proceedings and establishes the record date for voting of securityholders with respect to the plan of arrangement as July 8 , 2020 . The Company will be seeking an interim order in the very near term . 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MANAGEMENT’S DISCUSSION AND ANALYSIS 4 JUST ENERGY | ANNUAL REPORT 2020 The Company’s ability to continue as a going concern for the next 12 months is dependent on the continued availability of its credit facilities; the Company’s ability to obtain waivers from its lenders for potential instances of non - compliance with covenants, if necessary; the ability to refinance, or secure additional sources of financing, if necessary, or the completion of this Recapitalization transaction; the liquidation of available investments; and the continued support of the Company’s lenders and suppliers. These conditions indicate the existence of material uncertainties that raise substantial doubt about the Company’s ability to continue as a going concern and, accordingly, the ultimate appropriateness of the use of accounting principles applicable to a going concern. There can be no assurance that the Company will be successful in these initiatives, that lenders will provide further financing or relief for covenants, or that the Company can refinance or repay credit facilities from new sources of financing. RESTATEMENT OF CONSOLIDATED FINANCIAL STATEMENTS FOR THE CORRECTION OF AN UNDERSTATEMENT OF COMMODITY LIABILITIES AND OTHER RECLASSIFICATIONS In connection with the preparation of the Company’s consolidated financial statements for the year ended March 31, 2020, differences were identified between amounts recorded in the general ledger and balances based on external information for commodity suppliers’ accruals and payables recorded in trade and other payables. The Company also identified certain reclassifications related to balances due from independent system operators and local distribution companies, and assets and liabilities related to green provisions and certificates. The Company assessed the materiality of the differences and determined the adjustments were material to the consolidated financial statements. Refer to Note 5 of the consolidated financial statements at March 31, 2020 for the effects of the reclassifications and restatement. The discussion and analysis included herein is based on the restated financial results for the year ended March 31, 2019 and other comparative periods as indicated. Consequently, the Company concluded that material weaknesses in its internal controls over financial reporting exist for the year ended March 31, 2020 as disclosed within the Disclosure Controls and Procedures section within this MD&A. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. Forward - looking information This MD&A may contain forward - looking statements and information, including statements and information regarding: guidance for Base EBITDA for the fiscal year ended March 31, 2021; the ability of the Company to reduce selling, marketing and general and administrative expenses and the quantum of such reductions and the impact thereof on the Company’s current fiscal year; the Company’s ability to identify further opportunities to improve its cost structure; discussions with lenders; the impact of COVID - 19; the Company’s transition from an RCE (defined in the Key Terms below) growth focus; improvement in the Company’s expected credit loss experience; the Company’s ability to attract and retain strong - fit customers and the impact thereof on the achievement by the Company of greater profitability; and the impact of the actions and remediation efforts taken or implemented by the Company in remediating the material weaknesses in the Company’s internal controls over financial reporting. These statements are based on current expectations that involve several risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, the impact of the evolving COVID - 19 pandemic on the Company’s business, operations and sales, including risks associated with reliance on suppliers, uncertainties relating to the ultimate spread, severity and duration of COVID - 19 and related adverse effects on the economies and financial markets of countries in which the Company operates; the ability of the Company to successfully implement its business continuity plans with respect to the COVID - 19 pandemic; the Company’s ability to access sufficient capital to provide liquidity to manage its cash flow requirements; general economic, business and market conditions; the ability of management to execute its business plan; levels of customer natural gas and electricity consumption; extreme weather conditions; rates of customer additions and renewals; customer credit risk; rates of customer attrition; fluctuations in natural gas and electricity prices; interest and exchange rates; actions taken by governmental authorities including energy marketing regulation; increases in taxes and changes in government regulations and incentive programs; changes in regulatory regimes; results of litigation and decisions by regulatory authorities; competition; the performance of acquired companies; and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations, financial results or dividend levels is included in Just Energy’s Annual Information Form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com or by visiting EDGAR on the SEC’s website at www.sec.gov.

A NN U A L R E P O R T 2 0 2 0 | JU S T E N E R G Y 5 Continuing operations overview CONSUMER SEGMENT The sale of gas and electricity to customers with annual consumption equivalent to 15 RCEs or less is undertaken by the Consumer segment. Marketing of the energy products of this segment is primarily done through retail, online, tele - sales and door - to - door marketing. Consumer customers make up 35% of Just Energy’s RCE base, which is currently focused on longer - term price - protected, flat - bill and variable rate product offerings, as well as JustGreen products. To the extent that certain markets are better served by shorter - term or enhanced variable rate products, the Consumer segment’s sales channels also offer these products. In fiscal 2019, Just Energy added home water filtration systems to its line of consumer product and service offerings through the acquisition of Filter Group. The Company is currently re - evaluating the overall strategy and considering appropriate refinements to its value - added product offerings. COMMERCIAL SEGMENT Customers with annual consumption equivalent to over 15 RCEs are served by the Commercial segment. These sales are made through three main channels: brokers, door - to - door commercial independent contractors and inside commercial sales representatives. Commercial customers make up 65% of Just Energy’s RCE base. Products offered to Commercial customers range from standard fixed - price offerings to “one off” offerings, tailored to meet the customer’s specific needs. These products can be fixed or floating rate or a blend of the two, and normally have a term of less than five years. Gross margin per RCE for this segment is lower than it is for the Consumer segment, but customer acquisition costs and ongoing customer care costs per RCE are lower as well. Commercial customers also have significantly lower attrition rates than Consumer customers. ABOUT THE ENERGY MARKETS Just Energy offers products and services to address customers’ essential needs, including electricity and natural gas commodities, health and well - being products such as water quality and filtration devices, and utility conservation products which bring energy efficient solutions and renewable energy options to customers. Natural gas Just Energy offers natural gas customers a variety of products ranging from month - to - month variable - price contracts to five - year fixed - price contracts. Gas supply is purchased from market counterparties based on forecasted Consumer and small Commercial RCEs. For larger Commercial customers, gas supply is generally purchased concurrently with the execution of a contract. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion. Flat - bill products offer customers the ability to pay a fixed amount per period regardless of usage or changes in the price of the commodity. The LDCs provide historical customer usage which, when normalized to average weather, enables Just Energy to purchase the expected normal customer load. Just Energy mitigates exposure to weather variations through active management of the gas portfolio, which involves, but is not limited to, the purchase of options, including weather derivatives. Just Energy’s ability to successfully mitigate weather effects is limited by the degree to which weather conditions deviate from normal. To the extent that balancing requirements are outside the forecasted purchase, Just Energy bears the financial responsibility for fluctuations in customer usage. To the extent that supply balancing is not fully covered through active management or the options employed, Just Energy’s realized customer gross margin may increase or decrease depending upon market conditions at the time of balancing. MANAGEMENT’S DISCUSSION AND ANALYSIS Company overview Just Energy is a retail energy provider specializing in electricity and natural gas commodities and bringing energy efficient solutions and renewable energy options to customers. Currently operating in the United States (“U.S.”) and Canada, Just Energy serves both residential and commercial customers, providing homes and businesses with a broad range of energy solutions that deliver comfort, convenience and control. Just Energy is the parent company of Amigo Energy, Filter Group Inc. (“Filter Group”), Hudson Energy, Interactive Energy Group, Tara Energy and TerraPass. JUST ENERGY GROUP

MANAGEMENT’S DISCUSSION AND ANALYSIS Territory Gas delivery method Manitoba, Ontario, Quebec and Michigan The volumes delivered for a customer typically remain constant throughout the year. Sales are not recognized until the customer consumes the gas. During the winter months, gas is consumed at a rate that is greater than delivery, resulting in accrued gas receivables, and, in the summer months, deliveries to LDCs exceed customer consumption, resulting in gas delivered in excess of consumption. Just Energy receives cash from the LDCs as the gas is delivered. Alberta, British Columbia, Saskatchewan, California, Illinois, Indiana, Maryland, New Jersey, New York, Ohio and Pennsylvania The volume of gas delivered is based on the estimated consumption and storage requirements for each month. Therefore, the amount of gas delivered in the winter months is higher than in the spring and summer months. Consequently, cash flow received from most of these markets is greatest during the third and fourth (winter) quarters, as cash is normally received from the LDCs in the same period as customer consumption. Electricity Just Energy services various territories in Canada and the U.S. with electricity. A variety of electricity solutions are offered, including fixed - price, flat - bill and variable - price products on both short - term and longer - term contracts. Some of these products provide customers with price - protection programs for the majority of their electricity requirements. Just Energy uses historical usage data for all enrolled customers to predict future customer consumption and to help with long - term supply procurement decisions. Flat - bill products offer a consistent price regardless of usage. Just Energy purchases power supply from market counterparties for residential and small Commercial customers based on forecasted customer aggregation. Power supply is generally purchased concurrently with the execution of a contract for larger Commercial customers. Historical customer usage is obtained from LDCs, which, when normalized to average weather, provides Just Energy with expected normal customer consumption. Similar to gas, Just Energy mitigates exposure to weather variations through active management of the power portfolio and the purchase of options, including weather derivatives. Just Energy’s ability to successfully mitigate weather effects is limited by the degree to which weather conditions deviate from normal. To the extent that balancing power purchases are outside the acceptable forecast, Just Energy bears the financial responsibility for excess or short supply caused by fluctuations in customer usage. Any supply balancing not fully covered through customer pass - throughs, active management or the options employed may impact Just Energy’s gross margin depending upon market conditions at the time of balancing. JustGreen Customers also have the ability to choose an appropriate JustGreen program to supplement their natural gas and electricity contracts, providing an effective method to offset their carbon footprint associated with the respective commodity consumption. JustGreen programs for gas customers involve the purchase of carbon offsets from carbon capture and reduction projects . JustGreen’s electricity product offers customers the option of having all or a portion of the volume of their electricity usage sourced from renewable green sources such as wind, solar, hydropower or biomass, via power purchase agreements and renewable energy certificates . Additional green products allow customers to offset their carbon footprint without buying energy commodity products and can be offered in all states and provinces without being dependent on energy deregulation . Just Energy currently sells JustGreen gas and electricity in eligible markets across North America. Of all Consumer customers who contracted with Just Energy in the past year, 58% purchased JustGreen for some or all of their energy needs. On average, these customers elected to purchase 88% of their consumption as green supply. For comparison, as reported for the year ended March 31, 2019, 44% of Consumer customers who contracted with Just Energy chose to include JustGreen for an average of 79% of their consumption. As at March 31, 2020, JustGreen makes up 15% of the Consumer gas portfolio, compared to 7% a year ago. JustGreen makes up 20% of the Consumer electricity portfolio, compared to 14% in the prior comparable period. TerraPass Through TerraPass, customers can offset their environmental impact by purchasing high quality environmental products. TerraPass supports projects throughout North America that destroy greenhouse gases, produce renewable energy and restore freshwater ecosystems. Each project is made possible through the purchase of renewable energy credits and carbon offsets. TerraPass offers various purchase options for residential or commercial customers, depending on the impact the customer wishes to make. Key terms “6.5% convertible bonds” refers to the US$150 million in convertible bonds issued in January 2014, which mature on December 31, 2020. In fiscal 2020, US$127.6 million was repurchased by the Company. A further US$13.2 million was repurchased in July 2019, resulting in a balance of US$9.2 million outstanding as at March 31, 2020. “6.75% $160M convertible debentures” refers to the $160 million in convertible debentures issued in October 2016, which have a maturity date of December 31, 2021. “6.75% $100M convertible debentures” refers to the $100 million in convertible debentures issued in February 2018, which have a maturity date of March 31, 2023. 6 JUST ENERGY | ANNUAL REPORT 2020

MANAGEMENT’S DISCUSSION AND ANALYSIS “8.75% loan” refers to the US$250 million non - revolving multi - draw senior unsecured term loan facility entered into on September 12, 2018, which has a maturity date of September 12, 2023. US$14.0 million was drawn in fiscal 2020, resulting in an outstanding balance at March 31, 2020 of US$207.0 million. “Base gross margin per RCE” refers to the energy Base gross margin realized on Just Energy’s RCE customer base, including gains (losses) from the sale of excess commodity supply. “Commodity RCE attrition” refers to the percentage of energy customers whose contracts were terminated prior to the end of the term either at the option of the customer or by Just Energy. “Customer count” refers to the number of customers with a distinct address rather than RCEs (see key term below). “Failed to renew” means customers who did not renew expiring contracts at the end of their term. “Filter Group financing” refers to the outstanding loan balance between Home Trust Company (“HTC”) and Filter Group, which was acquired by the Company on October 1, 2018. The loan bears an annual interest rate of 8.99%. “LDC” means a local distribution company; the natural gas or electricity distributor for a regulatory or governmentally defined geographic area. “Maintenance capital expenditures” means the necessary property and equipment and intangible asset capital expenditures required to maintain existing operations at functional levels. “Preferred shares” refers to the 8.50%, fixed - to - floating rate, cumulative, redeemable, perpetual preferred shares that were initially issued at a price of US$25.00 per preferred share in February 2017. The cumulative feature means that preferred shareholders are entitled to receive dividends at a rate of 8.50% on the initial offer price, as and if declared by the Board of Directors. “RCE” means residential customer equivalent, which is a unit of measurement equivalent to a customer using 2,815 m 3 (or 106 GJs or 1,000 Therms or 1,025 CCFs) of natural gas on an annual basis or 10 MWh (or 10,000 kWh) of electricity on an annual basis, which represents the approximate amount of gas and electricity, respectively, used by a typical household in Ontario, Canada. “Selling commission expenses” means customer acquisition costs amortized under IFRS 15 or directly expensed within the current period and consist of commissions paid to independent sales contractors, brokers and sales agents. “Selling non - commission and marketing expenses” means the cost of selling overhead, including marketing costs not directly associated with the costs of direct customer acquisition costs within the current period. The total of these selling commission expenses and selling non - commission and marketing expenses is reflected on the statement of loss as selling and marketing expenses. “Strategic Review” means the Company’s formal review announced on June 6, 2019 to evaluate strategic alternatives available to the Company. The Company is no longer in active discussions regarding a specific transaction at this time but is continuing to explore and evaluate alternatives under the Strategic Review process, including additional cost reduction and optimization strategies, improving efficiencies and eliminating redundancies, sales of certain assets, improvements to liquidity and leverage, refinancings and the sale of the entire business. Non - IFRS financial measures Just Energy’s audited consolidated financial statements are prepared in accordance with IFRS. The financial measures that are defined below do not have a standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. These financial measures should not be considered as an alternative to, or more meaningful than, net income (loss), cash flow from operating activities and other measures of financial performance as determined in accordance with IFRS; however, the Company believes that these measures are useful in providing relative operational profitability of the Company’s business. BASE GROSS MARGIN Base gross margin represents gross margin adjusted to include the effect of the adoption of IFRIC 11 for realized gains (losses) on derivative instruments and other. Base gross margin is a key measure of earnings used by management to assess performance and allocate resources. Management believes that these realized gains (losses) on derivative instruments do not impact the long - term financial performance of Just Energy and thus have included them in the Base gross margin calculation. EBITDA “EBITDA” refers to earnings before finance costs, income taxes, depreciation and amortization with an adjustment for discontinued operations. EBITDA is a non - IFRS measure that reflects the operational profitability of the business. BASE EBITDA “Base EBITDA” refers to EBITDA adjusted to exclude the impact of unrealized and realized mark to market gains (losses) arising from IFRS requirements for derivative financial instruments, Texas residential enrolment and collections impairment, Strategic Review costs, impairment of goodwill and intangible assets, discontinued operations and restructuring as well as adjustments reflecting share - based compensation, non - controlling interest and amortization of sales commissions with respect to Filter Group Inc. This measure reflects A NN U A L R E P O R T 2 0 2 0 | JU S T E N E R G Y 7

MANAGEMENT’S DISCUSSION AND ANALYSIS 8 JUST ENERGY | ANNUAL REPORT 2020 operational profitability as the non - cash share - based compensation expense is treated as an equity issuance for the purposes of this calculation, since it will be settled in common shares; the mark to market gains (losses) are associated with supply already sold in the future at fixed prices; and the mark to market gains (losses) of weather derivatives are not yet realized. The Texas residential enrolment and collections impairment, Strategic Review costs, restructuring and discontinued operations are one - time, non - recurring events. Management has isolated the impact of the incremental Texas residential enrolment and collections recorded as at June 30, 2019, as presented in Base EBITDA. All other bad debt charges, including any residual bad debt from the Texas enrolment and collection issues, are included in Base EBITDA from July 1, 2019 onward. Just Energy ensures that customer margins are protected by entering into fixed - price supply contracts. Under IFRS, the customer contracts are not marked to market; however, there is a requirement to mark to market the future supply contracts. This creates unrealized and realized gains (losses) depending upon current supply pricing. Management believes that these short - term mark to market gains (losses) do not impact the long - term financial performance of Just Energy and has excluded them from the Base EBITDA calculation. Included in Base EBITDA are gains (losses) from the Company’s portfolio of equity investments and acquisitions which are presented in the Company’s audited consolidated financial statements. The impact from fair value adjustments of contingent consideration liabilities that are related solely to performance is included in Base EBITDA, while any impact from fair value adjustments of contingent consideration liabilities relating to changes in Just Energy’s share price is excluded from Base EBITDA. Management believes that volatility in share price does not impact the financial performance of Just Energy as the contingent consideration is settled in shares. Just Energy recognizes the incremental acquisition costs of obtaining a customer contract as an asset since these costs would not have been incurred if the contract was not obtained and are recovered through the consideration collected from the contract. Commissions and incentives paid for commodity contracts and value - added product contracts are capitalized and amortized over the term of the contract. Amortization of these costs with respect to commodity contracts is included in the calculation of Base EBITDA (as selling and marketing expenses). Amortization of incremental acquisition costs on value - added product contracts is excluded from the Base EBITDA calculation as value - added products are considered to be a lease asset akin to a fixed asset whereby amortization or depreciation expenses are excluded from Base EBITDA. FREE CASH FLOW (“FCF”) Free cash flow represents cash flow from operations less maintenance capital expenditures. EMBEDDED GROSS MARGIN (“EGM”) EGM is a rolling five - year measure of management’s estimate of future contracted energy and product gross margin. The commodity embedded gross margin is the difference between existing energy customer contract prices and the cost of supply for the remainder of the term, with appropriate assumptions for commodity RCE attrition and renewals. The product gross margin is the difference between existing value - added product customer contract prices and the cost of goods sold on a five - year or ten - year undiscounted basis for such customer contracts, with appropriate assumptions for value - added product attrition and renewals. It is assumed that expiring contracts will be renewed at target margin renewal rates. EGM indicates the margin expected to be realized from existing customers. It is intended only as a directional measure for future gross margin. It is not discounted to present value nor is it intended to consider administrative and other costs necessary to realize this margin. EGM indicates the gross margin expected to be realized over the next five years from existing customers. It is intended only as a directional measure for future gross margin. It is not discounted to present value nor is it intended to consider administrative and other costs necessary to realize this margin. As the mix of customers continues to reflect a higher proportion of Commercial volume, the EGM may, depending on currency rates, grow at a slower pace than customer growth; however, the underlying costs necessary to realize this margin will also decline.

MANAGEMENT’S DISCUSSION AND ANALYSIS Sales $ 2,772,809 (9) % $ 3,038,438 Cost of goods sold 2 , 1 36 , 45 6 (9) % 2 , 3 5 9 , 8 6 7 Gross margin 636 , 3 53 (6) % 6 7 8, 5 7 1 Realized loss of derivative instruments and other ( 2 5 , 7 7 3) ( 6 9 ) % ( 83 , 7 76 Base gross margin 2 6 1 0 , 58 0 3% 5 9 4 , 79 5 Administrative expenses 4 1 6 7 , 9 36 2% 1 6 5 , 3 2 8 Selling commission expenses 14 2 , 6 8 2 1 8% 1 20 , 9 6 0 Selling non - commission and marketing expenses 7 8 , 1 3 8 (14) % 9 0 , 7 7 8 Restructuring costs – – 1 4 , 8 4 4 Finance costs 1 06 , 9 4 5 2 2% 8 7 , 7 7 9 Impairment of goodwill, intangible assets and other 9 2, 4 01 NM F 3 – Loss from continuing operations ( 29 8 , 23 3 ) 1 1 6% ( 1 3 8, 2 7 2 Loss from discontinued operations ( 1 1 , 4 2 6 ) ( 9 1 ) % ( 1 2 8, 2 5 9 Loss for the year 1 ( 3 0 9 ,6 5 9 ) 1 6% ( 2 6 6, 5 3 1) Loss per share from continuing operations available to shareholders – basic ( 2 . 0 5) ( 1 . 0 0 Loss per share from continuing operations available to shareholders – diluted ( 2 . 0 5) ( 1 . 0 0 Dividends and distributions 2 6 , 1 9 5 ( 7 0 ) % 8 8 , 0 3 0 Base EBITDA from continuing operations 2 1 8 5,836 1 6% 1 6 0 , 7 5 8 Free cash flow 2 2 4 , 596 1 2 8% ( 8 8 , 0 3 7 Embedded gross margin 2 1 , 8 0 7 ,8 3 2 (14) % 2 , 0 9 7 , 8 0 0 Total customers (RCEs) 3 , 3 9 6 , 00 0 (7) % 3 , 6 3 8 , 000 Total gross customer (RCE) additions 7 1 6 , 000 ( 2 9 ) % 1 ,0 1 1 , 00 0 Total net customer (RCE) additions ( 2 4 2 , 00 0 ) NM F 3 ( 2 8 , 000 Financial and operating highlights For the years ended March 31 (thousands of dollars, except where indicated and per share amounts) Fiscal 2020 % increase ( d e c re a s e ) Fiscal 2019 ( R e s t at e d ) ) ) ) ) ) ) ) 1 Loss includes the impact of unrealized gains (losses), which represents the mark to market of future commodity supply acquired to cover future customer demand. The supply has been sold to customers at fixed prices, minimizing any realizable impact of mark to market gains and losses. 2 See “Non - IFRS financial measures” on page 7. 3 Not a meaningful figure. 4 Includes $13.9 million of Strategic Review costs for fiscal 2020. For the year ended March 31, 2020, sales decreased 9% from $3.0 billion to $2.8 billion. The decline in the sales is primarily due to the 7% decline in the overall RCE customer base resulting from the shift in focus to the Company’s strategy to increase the credit quality of customers and to onboard higher quality customers through alternative channels, management’s decision to exit the Georgia gas market, a reduction in the Company’s Canadian customer base due to regulatory restrictions in Alberta and Ontario, as well as competitive pressures on pricing in the U.S. market. The Company’s gross margin decreased by 6% driven by changes in the market pricing of natural gas and electricity. The improvement in Base EBITDA of 16% is primarily driven by the higher Base gross margin, derived from margin improvement initiatives, supply management activities driving lower costs, administrative expenses and selling non - commission and marketing expenses cost reductions, and an increase in other income during the fiscal year from the $22.0 million reduction in the Filter Group contingent consideration, partially offset by the decline in the RCE customer base. Discontinued operations In March 2019, Just Energy formally approved and commenced the process to dispose of its businesses in Germany, Ireland and Japan. In June 2019, as part of the Company’s Strategic Review, the United Kingdom (“U.K.”) was added to the disposal group. The decision was part of a strategic transition to focus on the core business in North America. On November 29, 2019, the Company closed its sale of the U.K. operations to Shell Energy Retail Limited for proceeds of £1.5 million ($2.5 million) of cash received on closing. The Company may also receive consideration of an amount up to £8.5 million ($14.2 million) related to the reinstatement of the U.K. capacity market payments, which is expected to be determined within 12 months of the closing date. The Company recorded a gain on the sale of the U.K. operations of $43.6 million. On November 6, 2019, the Company entered into an agreement to sell substantially all the assets of its wholly owned subsidiary Just Energy Ireland Limited to Flogas Natural Gas Limited (“Flogas”) for up to €0.6 million ($1.0 million). The transaction closed in A NN U A L R E P O R T 2 0 2 0 | JU S T E N E R G Y 9

MANAGEMENT’S DISCUSSION AND ANALYSIS 10 JUST ENERGY | ANNUAL REPORT 2020 Gas $ 120,627 $ 2 2 , 2 1 3 $ 142,840 $ 134,254 $ 2 5 , 4 4 6 $ 1 5 9 , 7 0 0 Electricity 3 4 6 , 4 8 6 1 2 1 , 2 5 4 4 6 7 , 7 40 3 1 3 , 8 1 1 1 2 1 , 2 8 4 435 , 0 9 5 $ 4 6 7 , 1 1 3 $ 143,467 $ 610,580 1 $ 448,065 $ 146,730 $ 5 9 4 , 79 5 Increase (decrease) 4% (2) % 3 % December 2019. The Company received €0.4 million ($0.7 million) representing 75% of the purchase price in cash at closing and received an additional €0.2 million ($0.3 million) representing 25% of the purchase price five months after closing. The Company recorded a gain on the sale of the assets of the Irish subsidiary of $1.6 million in its results from discontinued operations. On April 10, 2020, the Company announced that it has sold all the shares of Just Energy Japan KK (“Just Energy Japan”) to Astmax Trading, Inc. The purchase price was nominal and resulted in a nominal gain on the sale, which will be reported in the profit (loss) from discontinued operations. For a detailed breakdown of the discontinued operations, refer to Note 24 of the Company’s consolidated financial statements for the year ended March 31, 2020. Base gross margin For the years ended March 31 (thousands of dollars) Fiscal 2019 F i sc a l 2 0 2 0 ( R e s t at e d ) C o n su m e r C omm e r c i a l T o t a l C o n s u m e r C o mm e r c i a l T o t a l 1 1 Total fiscal 2020 gross margin per consolidated financial statements of $636,353 is comprised of Base gross margin of $610,580 plus realized loss from derivative instruments and other of $25,773; comparable fiscal 2019 figures are gross margin of $678,571, Base gross margin of $594,795, and realized loss from derivative instruments and other of $83,776. CONSUMER Base gross margin for the year ended March 31, 2020 for the Consumer segment was $467.1 million, an increase of 4% from $448.1 million recorded in fiscal 2019. Gas Base gross margin decreased by 10% while the electricity Base gross margin increased 10%. Average realized Base gross margin for the Consumer segment for the year ended March 31, 2020 was $348/RCE, representing a 24% increase from $280/RCE reported in the prior year. This increase is primarily attributable to the margin improvement initiatives and favourable foreign exchange fluctuations from the U.S. operations. The prior year’s Base gross margin per RCE has been adjusted to reflect the differences that were identified as described in Note 5 of the Company’s March 31, 2020 consolidated financial statements. Gas Base gross margin from gas customers in the Consumer segment was $120.6 million for the year ended March 31, 2020, a decrease of 10% from $134.3 million recorded in the prior year. The decrease is primarily a result of the 20% decline in the residential gas customer base, primarily in Canada and California. Electricity Base gross margin from electricity customers in the Consumer segment was $346.5 million for the year ended March 31, 2020, an increase of 10% from $313.8 million recorded in fiscal 2019. The increase in Base gross margin was primarily due to margin improvement initiatives and supply management activities driving lower costs, partially offset by the decline in the customer base. COMMERCIAL Base gross margin for the Commercial segment was $143.5 million for the year ended March 31, 2020, a decrease of 2% from $146.7 million recorded in the prior year. Average realized Base gross margin for the year ended March 31 , 2020 was $ 92 /RCE, an increase of 10 % from $ 84 /RCE a year ago as a result of the margin improvement initiatives . The prior year’s Base gross margin/RCE has been adjusted to reflect the differences that were identified as described in Note 5 of the Company’s March 31 , 2020 consolidated financial statements . Gas Base gas gross margin for the Commercial segment was $22.2 million, a decrease of 13% from $25.4 million recorded in fiscal 2019, driven by higher costs in certain U.S. gas markets. Electricity Electricity Base gross margin for the Commercial segment was $121.3 million, consistent with the prior year.

MANAGEMENT’S DISCUSSION AND ANALYSIS ANNUAL REPORT 2020 | JUST ENERGY 11 Reconciliation to consolidated financial statements Loss for the year $ (309,659) $ (266,531) Add: Finance costs 1 06 , 9 4 5 8 7 , 7 7 9 Provision for income taxes 7 , 3 9 3 1 1 , 8 3 2 Loss from discontinued operations 1 1 , 4 2 6 1 2 8 , 2 5 9 Amortization and depreciation 4 1 , 2 4 2 2 9 , 8 6 1 EBITDA $ (142,653) $ ( 8 , 8 0 0 Add (subtract): Unrealized loss of derivative instruments and other 2 1 3 , 4 17 8 7 ,4 5 9 Realized loss included in cost of goods sold (1 , 3 8 7 ) – Impairment of goodwill, intangible assets and other 9 2, 4 01 – Texas residential enrolment and collections impairment 4 , 9 0 0 53 , 7 0 0 Contingent consideration revaluation ( 7 , 0 9 1 ) 7 , 4 4 7 Strategic Review costs 1 3 , 92 6 – Restructuring costs – 1 4 , 8 4 4 Share - based compensation 1 2 ,25 0 5 , 9 1 6 Loss attributable to non - controlling interest 73 1 9 2 Base EBITDA from continuing operations $ 185,836 $ 1 6 0 , 7 5 8 Gross margin $ 636,353 $ 6 7 8 , 5 7 1 Realized loss of derivative instruments and other ( 2 5 , 7 7 3) ( 83 , 7 76 Base gross margin 6 1 0 , 58 0 5 9 4 , 79 5 Add (subtract): Administrative expenses ( 1 6 7 , 9 3 6 ) ( 1 6 5 , 3 2 8 Selling commission expenses (14 2 , 6 8 2 ) ( 1 20 , 9 6 0) Selling non - commission expense and marketing expenses ( 7 8 , 1 3 8) ( 9 0 , 7 7 8 Bad debt expense ( 8 0, 0 5 0 ) ( 1 2 3 , 2 8 8 Texas residential enrolment and collections impairment 4 , 9 0 0 53 , 7 0 0 Amortization included in cost of goods sold ( 4 0 6) 2 , 666 Other income 2 5 , 5 69 9 , 7 5 9 Strategic Review costs 1 3 , 92 6 – Loss attributable to non - controlling interest 73 1 9 2 Base EBITDA from continuing operations $ 185,836 $ 1 6 0 , 7 5 8 Base EBITDA from continuing operations For the years ended March 31 (thousands of dollars) Fiscal 2020 Fiscal 2019 ( R e s t at e d ) ) ) ) ) ) Base EBITDA amounted to $185.8 million for the year ended March 31, 2020, an increase of 16% from $160.8 million in the prior year. The higher Base EBITDA is attributable to higher Base gross margin derived from margin improvement initiatives, supply management activities driving lower costs, administrative and selling non - commission cost reductions driven by operational efficiencies, prior year restructuring actions and an increase in other income from the $22.0 million reduction in the Filter Group contingent consideration, partially offset by the decline in the customer base. The decline in the Company’s customer base is primarily a result of a shift in focus to the Company’s strategy to increase the credit quality of customers and to onboard higher quality customers through alternative channels, management’s decision to exit the Georgia gas market, a reduction in the Company’s Canadian customer base due to regulatory restrictions in Alberta and Ontario, as well as competitive pressures on pricing in the U.S. market.

MANAGEMENT’S DISCUSSION AND ANALYSIS 12 JUST ENERGY | ANNUAL REPORT 2020 Base gross margin increased 3% for the year ended March 31, 2020 due to margin improvement initiatives, supply management activities driving lower costs and the stronger U.S. dollar, partially offset by the decline in the customer base. Administrative expenses increased by 2% from $165.3 million to $167.9 million. The increase over the prior year was primarily attributable to the additional expenses relating to the Strategic Review. Excluding the impact of the Strategic Review costs of $13.9 million in the fiscal year, administrative expenses decreased 7% due to savings realized from the restructuring actions that occurred in fiscal 2019 and the impact of additional cost cutting initiatives that took effect during the 2020 fiscal year, partially offset by unfavourable foreign exchange fluctuations from the U.S. business. Selling commission expenses were $142.7 million in fiscal 2020, an increase of 18% from the $121.0 million recorded in fiscal 2019 as a result of increased residential commission costs to acquire new customers in certain channels as well as the ramp - up on amortization of previously capitalized customer acquisition costs. Selling non - commission and marketing expenses declined 14% from $90.8 million in fiscal 2019 to $78.1 million in fiscal 2020 as a result of reduced sales - related corporate and marketing costs. Bad debt expense was $80.1 million for the year ended March 31, 2020, a decrease of 35% from $123.3 million recorded for the prior year. The significant decrease in bad debt during fiscal 2020 was a result of improving controls and operational processes, including the Company’s criteria for assessing customer creditworthiness, associated with the Texas residential enrolment and collections. The Company continues to see improvement in its expected credit loss experience since identifying and closing certain enrolment control gaps previously disclosed by the Company. In Alberta, Texas, Illinois, California, Delaware and Ohio, Just Energy assumes the credit risk associated with the collection of customer accounts. Credit review processes have been established to manage the customer default rate. Management factors default from credit risk into its margin expectations for all of the above - noted markets. Finance costs for the year ended March 31 , 2020 amounted to $ 106 . 9 million, an increase of 22 % from $ 87 . 8 million recorded during fiscal 2019 . The increase in finance costs was primarily driven by the premium and fees associated with the 8 . 75 % loan, commodity supplier extended payment terms and interest expense from the increased utilization of the credit facility at higher interest rates . The Company’s continuing operating results have been adjusted to exclude the loss from the discontinued operations totalling $11.4 million in fiscal 2020. Base EBITDA also excludes non - recurring charges for Strategic Review costs amounting to $13.9 million, impairment of goodwill, intangible assets and other of $92.4 million, revaluation gain of the Filter Group contingent consideration of $7.1 million and Texas residential enrolment and collections impairment totalling $4.9 million in the first quarter of fiscal 2020. Similarly, fiscal 2019 Base EBITDA excludes $14.8 million for restructuring, $7.4 million of revaluation loss of the Filter Group contingent consideration and $53.7 million relating to the Texas residential enrolment and collections impairment as non - recurring charges. Impairment of goodwill, intangible assets and other during the fiscal year ended March 31, 2020 amounted to $92.4 million. The impairment of intangible assets and goodwill was driven by a reduction in customers in the Company’s Commercial segment and lower unit margins driven by competitive market pressure. Impairment was also taken on the Filter Group, EdgePower and specific IT projects, driven by lower sales and customer additions as well as the shift in focus of the Company’s strategy. As at March 31, 2020, the Company has recognized no amount related to the potential earn - out payments over the next three years relating to the Filter Group acquisition. The change in fair value of the contingent consideration from $29.1 million at March 31, 2019 to $nil at March 31, 2020 results in a gain of $29.1 million for the year ended March 31, 2020, reported in other income (expenses) in the consolidated statement of loss. The impact from fair value adjustments of contingent consideration liabilities that are related solely to performance is included in Base EBITDA, while any impact from fair value adjustments of contingent consideration liabilities relating to changes in Just Energy’s share price is excluded from Base EBITDA. The reduction in the Filter Group contingent consideration at March 31, 2020 was a result of the business not achieving its EBITDA earn - out target for the fiscal period ended September 30, 2019, coupled with a reduced forecasted EBITDA, and a reduction in the trading price of the shares of Just Energy. For more information on the changes in the results from operations by segment, refer to pages 17 through 19 below.

MANAGEMENT’S DISCUSSION AND ANALYSIS Sales $ 2,772,809 $ 3,038,438 Cost of goods sold 2 , 1 36 , 45 6 2 , 3 5 9 , 8 6 7 Gross margin 636 , 3 53 6 7 8, 5 7 1 Realized loss of derivative instruments and other ( 2 5 , 7 7 3) ( 83 , 7 76 Base gross margin 6 1 0 , 58 0 5 9 4 , 79 5 Loss from continuing operations ( 29 8 , 23 3 ) ( 1 3 8, 2 7 2 Loss from continuing operations per share – basic ( 2 . 0 5) ( 1 . 0 0 Loss from continuing operations per share – diluted ( 2 . 0 5) ( 1 . 0 0 Dividends/distributions paid 2 6 , 1 9 5 8 8 , 0 3 0 Assets Cash $ 2 6 , 0 93 $ 9 , 888 Trade and other receivables 4 03 , 9 0 7 7 05 , 2 2 1 Total fair value of derivative financial assets 6 5 , 1 4 5 1 53 , 7 67 Other current assets 2 03 , 2 7 0 2 0 6 , 4 2 5 Total assets 1 , 21 5,833 1 , 6 9 9 , 4 0 1 Liabilities Trade and other payables $ 685,665 $ 8 7 0 , 0 83 Total fair value of derivative financial liabilities 1 8 9 , 7 06 1 43 , 0 4 5 Total debt 7 8 2 , 0 03 7 2 5 , 3 72 Total liabilities 1 , 7 1 1 , 1 2 1 1 , 8 7 1 , 4 9 1 Selected consolidated financial data from continuing operations For the years ended March 31 (thousands of dollars, except per share amounts) Statement of operations Fiscal 2020 Fiscal 2019 ( R e s t at e d ) ) ) ) ) Balance sheet data As at March 31 Fiscal 2020 Fiscal 2019 ( R e s t at e d ) 2020 COMPARED WITH 2019 For the year ended March 31, 2020, sales decreased by 9% to $2.8 billion in fiscal 2020, compared with $3.0 billion in the prior fiscal year, resulting from the 7% decline in the RCE customer base driven by a shift in focus to the Company’s strategy to increase the credit quality of customers and to onboard higher quality customers through alternative channels, management’s decision to exit the Georgia gas market, a reduction in the Company’s Canadian customer base due to regulatory restrictions in Alberta and Ontario as well as competitive pressures on pricing in the U.S. market. Base gross margin increased by 3% to $610.6 million from $594.8 million reported in fiscal 2019 due to margin improvement initiatives and supply management activities driving lower costs and the stronger U.S. dollar, partially offset by the decline in the customer base. The loss from continuing operations for fiscal 2020 amounted to $298.2 million, compared to a loss of $138.3 million in fiscal 2019, primarily due to the unrealized change in fair value of the derivative instruments which resulted in a loss of $237.8 million, up $66.6 million compared to a loss of $171.2 million in fiscal 2019, as well as the effects from the adoption of IFRIC 11. Refer to Note 7 of the consolidated financial statements for the year ended March 31, 2020 for further details on the adoption of IFRIC 11. Under IFRS, there is a requirement to mark to market the future supply contracts, creating unrealized non - cash gains or losses depending on the supply pricing, but the related future customer revenues are not marked to market (which would create an offsetting gain or loss to the supply gain or loss). Additionally, the loss from continuing operations is a result of the $92.4 million impairment charge from goodwill and intangible assets, offset by a $29.1 million gain relating to the change in fair value of the Filter Group contingent consideration. Total assets decreased by 28% to $1,215.8 million in fiscal 2020 due to the disposition of the Company’s U.K. operations. Excluding the impact of the U.K. operations, total assets were down 7% because of the decrease in the asset position of the Company’s derivative financial instruments. Total liabilities as at March 31, 2020 were $1,711.1 million, lower than the $1,871.5 as at March 31, 2019. The decrease in total liabilities is primarily due to the inclusion of liabilities relating to the U.K. operations in fiscal 2019, which amounted to $272.8 million. Excluding the U.K. impact, total liabilities increased 7% in fiscal 2020 due to additional draws on the credit facility ANNUAL REPORT 2020 | JUST ENERGY 13

MANAGEMENT’S DISCUSSION AND ANALYSIS 14 JUST ENERGY | ANNUAL REPORT 2020 Fiscal 2020 % increase ( d ec re a s e ) Fiscal 2019 Sales $ 675,683 ( 1 5 ) % $ 79 7 , 4 09 Cost of goods sold 38 8 , 1 7 4 ( 3 2) % 5 7 4 , 5 43 Gross margin 2 8 7 , 5 09 2 9% 22 2 , 86 6 Realized loss of derivative instruments and other ( 1 0 7 , 0 8 9 ) 1 1 2% ( 5 0 , 435) Base gross margin 2 1 8 0 , 4 2 0 5% 1 7 2 , 4 3 1 Administrative expenses 4 4 6 , 0 5 1 1 8% 3 8 , 9 9 8 Selling commission expenses 36 , 9 83 (6) % 3 9 , 4 8 0 Selling non - commission and marketing expenses 1 6 , 5 8 4 ( 3 0 ) % 2 3 , 8 6 1 Restructuring costs – NM F 3 8, 8 62 Finance costs 2 6 , 7 7 0 (6) % 2 8, 5 81 Impairment of goodwill, intangible assets and other 9 2, 4 0 1 NM F 3 – Loss from continuing operations (1 3 8 , 210) NM F 3 ( 2 5 , 8 1 7 ) Loss from discontinued operations ( 2 , 7 2 1) ( 9 7 ) % (9 3 , 59 3 ) Loss 1 (1 4 0 , 93 1 ) 1 8% ( 1 1 9 , 4 1 0 ) Loss per share from continuing operations available to shareholders – basic ( 0 . 93) ( 0 . 2 3) Loss per share from continuing operations available to shareholders – diluted ( 0 . 93) ( 0 . 2 3) Dividends/distributions – NM F 3 2 2 , 0 0 4 Base EBITDA from continuing operations 2 7 4 , 6 3 2 2 5% 5 9 , 4 7 9 Total gross customer (RCE) additions 2 4 5 , 000 1 2% 2 1 9 , 000 Total net customer (RCE) additions 2 ( 4 4 , 00 0 ) (1 3 ) % ( 3 9 , 00 0 ) and the 8.75% loan, as well as strategic utilization of supplier credit term extensions on commodity accounts payable, partially offset by the partial redemption of the 6.5% convertible debentures as well as strategic utilization of supplier credit term extensions on accounts payable. Total cash increased from $9.9 million as at March 31, 2019 to $26.1 million as at March 31, 2020. The increase in cash is primarily attributable to the cash savings from the restructuring actions that occurred in fiscal 2019 and improved cash management initiatives. As at March 31, 2020, trade receivables and other and unbilled revenue amounted to $281.9 million and $122.0 million, respectively, compared to March 31, 2019, when the trade receivables and other and unbilled revenue amounted to $435.1 million and $270.1 million, respectively. Trade payables and other decreased from $870.1 million to $685.7 million during the year ended March 31, 2020, as a result of the sale of the U.K. operations. Fair value of derivative financial assets and fair value of financial liabilities relate entirely to the financial derivatives. The mark to market gains and losses can result in significant changes in the current year’s reported profit and, accordingly, shareholders’ equity from year - to - year due to commodity price volatility. Given that Just Energy has purchased this supply to cover future customer usage at fixed prices, management believes that these changes do not impact the long - term financial performance of Just Energy. Total debt increased 8% from $725.4 million as at March 31, 2019 to $782.0 million as at March 31, 2020, driven by additional draws on the credit facility and the 8.75% loan, partially offset by the partial redemption of the 6.5% convertible debentures and monthly payments on the Filter Group financing. Just Energy’s results reflect seasonality, as electricity consumption is slightly greater in the first and second quarters (summer quarters) and gas consumption is significantly greater during the third and fourth quarters (winter quarters). Electricity and gas customers currently represent 78% and 22% of the commodity customer base, respectively. Since consumption for each commodity is influenced by weather, Just Energy believes the annual quarter over quarter comparisons are more relevant than sequential quarter comparisons. Fourth quarter financial and operating highlights For the three months ended March 31 (thousands of dollars, except where indicated and per share amounts) 1 Loss includes the impact of unrealized gains (losses), which represents the mark to market of future commodity supply acquired to cover future customer demand. The supply has been sold to customers at fixed prices, minimizing any realizable impact of mark to market gains and losses. 2 See “Non - IFRS financial measures” on page 7. 3 Not a meaningful figure. 4 Includes $6.1 million of Strategic Review costs for the fourth quarter of fiscal 2020.

MANAGEMENT’S DISCUSSION AND ANALYSIS Reconciliation to consolidated statements of income Loss for the period from continuing operations $ (140,931) $ ( 1 1 9 , 4 09 Add (subtract): Finance costs 2 6 , 7 70 2 8, 5 81 Provision for income taxes 3 , 7 8 9 5 ,5 52 Loss from discontinued operations 2 , 7 2 1 9 3 , 593 Amortization and depreciation 1 2, 4 2 2 8, 8 17 EBITDA $ ( 95 , 2 2 9 ) $ 1 7 , 1 3 4 Add (subtract): Unrealized loss of derivative instruments and other 7 3, 8 70 1 9 , 4 8 0 Realized loss included in cost of goods sold ( 4 , 3 5 4 ) ( 8,6 5 1 Impairment of goodwill, intangible assets and other 9 2, 4 01 – Texas residential enrolment and collections impairment – 1 9 , 2 0 0 Contingent consideration revaluation – 1 , 9 85 Strategic Review costs 6 , 1 3 5 – Restructuring costs – 8, 8 62 Share - based compensation 1 , 7 83 1 , 4 2 2 Loss attributable to non - controlling interest 26 47 Base EBITDA $ 7 4 , 6 3 2 $ 5 9 , 4 7 9 Gross margin $ 287,509 $ 22 2 , 86 6 Realized loss of derivative instruments and other ( 1 0 7 , 0 8 9 ) ( 5 0 , 435 Base gross margin 1 8 0 , 4 2 0 1 7 2 , 4 3 1 Add (subtract): Administrative expenses ( 4 6 , 0 5 1) ( 3 8 , 9 9 8 Selling commission expenses ( 36 , 9 8 3 ) ( 3 9 , 4 8 0 Selling non - commission expense and marketing expenses ( 1 6 , 5 8 4 ) ( 2 3 , 8 6 1 Bad debt expense (1 3 , 1 9 7 ) ( 35 ,0 1 2 Texas residential enrolment and collections impairment – 1 9 , 2 0 0 Amortization included in cost of goods sold ( 2 , 06 0) 5 63 Strategic Review costs 6 , 1 3 5 – Other income 2 , 92 6 4 , 5 89 Loss attributable to non - controlling interest 26 47 Base EBITDA $ 7 4 , 6 3 2 $ 5 9 , 4 7 9 Base EBITDA from continuing operations For the three months ended March 31 (thousands of dollars) Fiscal 2020 Fiscal 2019 ) ) ) ) ) ) ) Analysis of the fourth quarter Sales decreased 15% to $675.7 million for the three months ended March 31, 2020 from $797.4 million recorded in the fourth quarter of fiscal 2019. The Base gross margin increased 5% from $172.4 million to $180.4 million for the three months ended March 31, 2020, primarily due to margin improvement initiatives and supply cost management driving lower costs, partially offset by the decline in the customer base. Administrative expenses increased 18% from the prior comparable quarter. Excluding the impact of the Strategic Review costs of $6.1 million in the quarter, administrative expenses increased 2% due to higher professional fees and performance - based expenses and the stronger U.S. dollar, almost completely offset by savings from operational efficiencies and prior year restructuring actions. Selling commission expenses decreased 6% from the prior comparable quarter as a result of the lower customer additions in the fourth quarter of fiscal 2020. Selling non - cash commission and marketing expenses decreased 30% for the three months ended March 31, 2020 to $16.6 million as the result of cost reductions in the door - to - door channel and prior year restructuring actions. ANNUAL REPORT 2020 | JUST ENERGY 15

MANAGEMENT’S DISCUSSION AND ANALYSIS 16 JUST ENERGY | ANNUAL REPORT 2020 Q4 Fiscal 2020 Q3 Fiscal 2020 Q2 Fiscal 2020 Q 1 Fiscal 2020 Sales $ 675,683 $ 658,521 $ 768,440 $ 6 7 0 , 1 65 Cost of goods sold 38 8 , 1 7 4 4 4 6 , 5 5 2 8 4 3 , 7 8 8 4 5 7 , 9 4 1 Gross margin 2 8 7 , 5 09 2 1 1 , 9 6 9 ( 7 5 ,3 4 8 ) 2 1 2 , 2 2 4 Realized gain (loss) of derivative instruments and other ( 1 0 7 , 0 8 9 ) ( 6 9 , 48 5) 2 3 0 , 7 3 2 ( 7 9 , 9 3 2 ) Base gross margin 1 8 0 , 4 2 0 14 2, 4 84 1 5 5 , 3 84 1 3 2 , 29 2 Administrative expenses 4 6 , 0 5 1 3 9 , 6 1 6 4 1 , 46 6 4 0 , 8 03 Selling commission expenses 36 , 9 83 36 , 6 9 8 33 , 4 9 9 3 5 , 5 0 2 Selling non - commission and marketing expenses 1 6 , 5 8 4 1 4 , 5 72 2 0 , 7 8 0 2 6 ,2 0 2 Finance costs 2 6 , 7 7 0 28 , 1 7 8 28 , 4 5 1 23 , 5 4 6 Profit (loss) for the period from continuing operations (1 3 8 , 210 ) 2 0 , 6 0 0 8 9 ,3 4 9 ( 2 6 9 , 9 7 1 ) Profit (loss) for the period from discontinued operations, net ( 2 , 7 2 1 ) 6 , 2 9 3 ( 9 , 8 0 9 ) ( 5 , 1 8 9 ) Profit (loss) for the period (1 4 0 , 93 1 ) 2 6, 8 93 7 9 , 5 4 0 (27 5 , 1 6 0) Earnings (loss) for the period from continuing operations per share – basic ( 0 . 93 ) 0 . 1 8 0 . 5 5 ( 1 . 8 2 ) Earnings (loss) for the period from continuing operations per share – diluted ( 0 . 93 ) 0 . 1 6 0 . 4 5 ( 1 . 8 2 ) Base EBITDA from continuing operations 7 4 ,6 3 2 3 7 , 9 49 4 9 , 0 6 9 2 4 , 1 8 5 Bad debt expense for the quarter ended March 31, 2020 was $13.2 million, a decrease of 62% from $35.0 million recorded for the prior comparable quarter. The decrease in bad debt during fiscal 2020 was a result of improving controls and operational processes, including the Company’s criteria for assessing customer creditworthiness, associated with the Texas residential enrolment and collections. The Company continues to see significant improvement in its expected credit loss experience since identifying and closing certain enrolment control gaps previously disclosed by the Company. Finance costs for the three months ended March 31, 2020 amounted to $26.8 million, a decrease of 6% from $28.6 million reported for the three months ended March 31, 2019, primarily driven by interest saved on the partial redemption of the 6.5% convertible bonds, and less interest on collateral management costs as interest rates were lowered in March 2020 due to economic constraints from COVID - 19. The change in fair value of derivative instruments and other resulted in a loss of $ 73 . 9 million for the three months ended March 31 , 2020 , compared to a loss of $ 19 . 5 million in the prior comparable quarter, as market prices relative to Just Energy’s future electricity supply contracts decreased by an average of $ 1 . 54 /MWh while the future gas contracts decreased by an average of $ 0 . 01 /GJ . Just Energy ensures that customer margins are protected by entering into fixed - price supply contracts . Under IFRS, the customer contracts are not marked to market ; however, there is a requirement to mark to market the future supply contracts . Loss from continuing operations for the three months ended March 31, 2020 was $138.2 million, representing a loss per share of $0.93 on a basic and diluted basis. For the prior comparable quarter, the loss was $25.8 million, representing a loss per share of $0.23 on a basic and diluted basis. Base EBITDA from continuing operations was $74.6 million, an increase of 25% compared to the $59.5 million in the prior comparable quarter, primarily due to the increase in Base gross margin and the decrease in selling non - commission and marketing expenses and bad debt expense. The current quarter’s Base EBITDA excludes non - recurring charges for Strategic Review costs of $6.1 million. Base EBITDA for the three months ended March 31, 2019 excludes restructuring costs recorded in the quarter and the impact from the Texas residential enrolment and collections impairment. Just Energy’s results for the comparative fiscal period have been adjusted to reflect the sale of the U . K . discontinued operations and other disposals as described in Note 24 of the consolidated financial statements for the year ended March 31 , 2020 . Summary of quarterly results for continuing operations (thousands of dollars, except per share amounts)

MANAGEMENT’S DISCUSSION AND ANALYSIS ANNUAL REPORT 2020 | JUST ENERGY 17 Q4 Fiscal 2019 Q3 Fiscal 2019 Q2 Fiscal 2019 Q1 Fiscal 2019 (R e st at e d ) Sales $ 79 7 , 4 09 $ 7 3 4 , 2 05 $ 804,309 $ 70 2 , 5 1 5 Cost of goods sold 5 7 4 , 5 43 5 8 4 , 1 3 6 64 8 , 3 1 1 5 52 , 8 7 7 Gross margin 22 2 , 86 6 1 5 0 , 0 6 9 1 5 5 , 9 9 8 1 4 9 , 6 3 8 Realized gain (loss) of derivative instruments and other ( 5 0 , 435) 1 4 , 3 9 2 ( 6 , 9 7 6 ) ( 4 0 , 7 5 7 ) Base gross margin 1 7 2 , 4 3 1 1 6 4, 4 6 1 1 4 9 , 0 2 2 1 0 8 , 8 8 1 Administrative expenses 3 8 , 9 9 8 4 1 , 9 2 1 4 4, 4 7 8 3 9 , 9 3 1 Selling commission expenses 3 9 , 4 8 0 2 8 , 97 3 2 6 , 3 2 6 2 6 , 1 8 1 Selling non - commission and marketing expenses 2 3 , 8 6 1 2 2 , 7 33 2 4 , 1 0 1 20 , 0 8 4 Restructuring costs 8 , 8 6 2 2 , 7 4 6 1 , 3 1 9 1 , 9 1 7 Finance costs 2 8 , 5 8 1 2 2 , 7 6 2 20 , 1 2 3 1 6 , 3 1 3 Profit (loss) for the period from continuing operations ( 2 5 , 8 1 7 ) 35 , 890 ( 5 6 ,3 05) ( 92 , 0 4 1 ) Profit (loss) for the period from discontinued operations, net (9 3 , 59 3 ) ( 9 0 , 1 5 6 ) 3 2 , 8 85 2 2 ,6 05 Loss for the period ( 1 1 9 , 4 1 0 ) ( 5 4 , 2 6 6 ) ( 2 3 , 4 20 ) (6 9 , 4 3 6 ) Earnings (loss) for the period from continuing operations per share – basic ( 0 . 2 3 ) 0 . 2 7 ( 0 .3 8 ) ( 0 .4 5) Earnings (loss) for the period from continuing operations per share – diluted ( 0 . 2 3 ) 0 . 2 5 ( 0 .3 8 ) ( 0 .4 5) Dividends/distributions paid 2 2 , 0 0 4 2 1 , 4 3 4 2 2 , 3 3 0 2 2 , 2 6 1 Base EBITDA from continuing operations 5 9 , 4 7 9 5 7 , 1 05 3 7 ,38 0 6 , 79 5 Fiscal 2020 C o n sum e r C omm e rci a l Corporate and shared services C o n solid a t e d Sales $ 1,670,775 $ 1,102,034 $ – $ 2,772,809 Cost of goods sold (1 , 1 9 8 , 65 3 ) ( 9 3 7 , 8 0 3 ) – ( 2 , 1 36 , 45 6 ) Gross margin 4 7 2 , 1 2 2 1 6 4 , 2 3 1 – 636 , 3 53 Realized loss of derivative instruments and other ( 5 , 0 0 9 ) ( 2 0 , 7 6 4 ) – ( 2 5 , 7 7 3 ) Base gross margin 4 6 7 , 1 1 3 1 4 3 , 4 6 7 – 6 1 0 , 58 0 Add (subtract): Administrative expenses ( 36 , 4 2 3 ) ( 2 4 , 3 9 1 ) ( 1 0 7 , 1 2 2 ) ( 1 6 7 , 9 3 6 ) Selling commission expenses ( 7 4 , 1 6 7 ) ( 68 , 5 1 5) – (14 2 , 6 8 2 ) Selling non - commission and marketing expenses ( 6 9 ,0 2 0 ) ( 9, 1 18) – ( 7 8 , 1 3 8) Texas residential enrolment and collections impairment 4 , 9 0 0 – – 4 , 9 0 0 Bad debt expense ( 7 2, 365) ( 7 , 6 8 5) – ( 8 0, 0 5 0 ) Amortization included in cost of goods sold ( 4 0 6 ) – – ( 4 0 6 ) Strategic Review costs – – 1 3 , 92 6 1 3 , 92 6 Other income, net 2 5 , 5 6 9 – – 2 5 , 5 6 9 Loss attributable to non - controlling interest 7 3 – – 7 3 Base EBITDA from continuing operations $ 245,274 $ 33 , 7 5 8 $ ( 9 3 , 1 9 6 ) $ 185,836 Just Energy’s results reflect seasonality, as electricity consumption is slightly greater in the first and second quarters (summer quarters) and gas consumption is significantly greater during the third and fourth quarters (winter quarters). Electricity and gas customers currently represent 78% and 22% of the commodity customer base, respectively. Since consumption for each commodity is influenced by weather, Just Energy believes the annual quarter over quarter comparisons are more relevant than sequential quarter comparisons. Segmented reporting 1 For the years ended March 31 (thousands of dollars)

MANAGEMENT’S DISCUSSION AND ANALYSIS Fiscal 2019 (R e st at e d ) C o nsu m e r C o m m e r c i a l Corporate and shared services C o n so lid at e d Sales $ 1,906,473 $ 1,131,965 $ – $ 3,038,438 Cost of goods sold ( 1 , 4 1 9 , 50 9 ) ( 9 4 0 , 3 5 8 ) – ( 2 , 3 5 9 , 8 6 7 ) Gross margin 4 8 6 , 9 6 4 1 9 1 ,6 0 7 – 6 7 8 , 5 7 1 Realized loss of derivative instruments and other ( 3 8 , 8 9 9 ) ( 4 4 , 8 77 ) – ( 83 , 7 7 6 ) Base gross margin 4 4 8 , 0 6 5 1 4 6 , 7 3 0 – 5 9 4 , 79 5 Add (subtract): Administrative expenses ( 4 2 , 5 7 3 ) ( 3 2 , 3 77 ) ( 9 0 , 3 7 8 ) ( 1 6 5 , 3 28 ) Selling commission expenses ( 6 2 , 0 7 2 ) ( 5 8 , 88 8 ) – ( 1 20 , 9 6 0 ) Selling non - commission and marketing expenses ( 8 0 , 4 8 8 ) ( 1 0 ,2 9 0 ) – ( 9 0 , 7 7 8 ) Bad debt expense ( 1 1 7 , 6 7 2 ) ( 5 , 6 1 6 ) – ( 1 2 3 , 2 8 8 ) Texas residential enrolment and collections impairment 53 , 7 0 0 – – 53 , 7 0 0 Amortization included in cost of goods sold 2 , 66 6 – – 2 , 66 6 Other income, net 9 , 7 5 9 – – 9 , 7 5 9 Loss attributable to non - controlling interest 1 9 2 – – 1 9 2 Base EBITDA from continuing operations $ 2 1 1 , 5 7 7 $ 3 9 ,5 5 9 $ ( 9 0 , 3 7 8 ) $ 1 6 0 , 7 58 1 The segment definitions are provided on page 5. 18 JUST ENERGY | ANNUAL REPORT 2020 Consumer contributed $245.3 million to Base EBITDA for the year ended March 31, 2020, an increase of 16% from $211.6 million in fiscal 2019. Consumer Base gross margin increased 4% due to margin improvement initiatives and supply cost activities driving lower costs, partially offset by the decline in the customer base. Consumer administrative costs decreased by 14%, attributable to savings from prior year restructuring actions. Consumer selling commission expenses were up by 19% resulting from increased commission costs to acquire new customers as well as the ramp - up on amortization of previous capitalized customer acquisition costs. Selling non - commission and marketing expenses were down 14% in fiscal 2020 compared to fiscal 2019 due to cost savings from restructuring of the sales function, including the door - to - door channel. Commercial contributed $33.8 million to Base EBITDA, a decrease of 15% from the year ended March 31, 2019, when the segment contributed $39.6 million. The decrease in gross margin is due to higher costs in certain U.S. gas markets. Commercial administrative expense decreased 25% over the prior comparable year, while selling commission expenses increased 16%. The decrease in Commercial administrative expenses is driven by savings realized from the restructuring actions that occurred in fiscal 2019 and the impact of additional cost cutting initiatives beginning to take effect; while the increase in Commercial selling commission expenses reflects results from increased commission costs to acquire new customers as well as increased amortization of certain upfront incremental customer acquisition costs in accordance with IFRS 15. Administrative expenses increased by 2% from $165.3 million to $167.9 million in the year ended March 31, 2020 as compared to fiscal 2019. The increase over prior year was primarily attributable to the additional expenses related to the Strategic Review. Excluding the impact of the $13.9 million of Strategic Review costs in fiscal 2020, administrative expenses decreased 7% due to savings realized from the restructuring actions that occurred in fiscal 2019 and the impact of additional cost cutting initiatives that took effect during the 2020 fiscal year. The Consumer segment’s administrative expenses were $36.4 million for the year ended March 31, 2020, a decrease from $42.6 million recorded in fiscal 2019. The Commercial segment’s administrative expenses were $24.4 million for fiscal 2020, a decrease from fiscal 2019 of 25%. The decrease in Consumer and Commercial administrative expenses over the prior comparable year was attributable to savings realized from the restructuring actions that occurred in fiscal 2019 and the impact of additional cost cutting initiatives that took effect during the fiscal year, partially offset by unfavourable foreign exchange fluctuations from the U.S. business. Just Energy’s results for the 2019 fiscal year reported below have been adjusted to remove the effects of discontinued operations. Selling commission expenses, which consist of commissions paid to independent sales contractors, brokers and sales agents, were $142.7 million, an increase of 18% from $121.0 million recorded in the prior comparable period as a result of the increased residential commission costs to acquire new customers in certain channels as well as the ramp - up on amortization of previously capitalized customer acquisition costs. Selling non - commission expenses declined 14% from $90.8 million in fiscal 2019 to $78.1 million in fiscal 2020 as a result of reduced sales - related corporate and marketing costs. The selling commission expenses for the Consumer segment were $74.2 million for the year ended March 31, 2020, a 19% increase from $62.1 million recorded in fiscal 2019 due to the increased commission costs to acquire new customers in certain channels, as well as the ramp - up of amortization expense of previously capitalized customer acquisition costs. Consumer selling non - commission and marketing expenses decreased 14% from $80.5 million in fiscal 2019 to $69.0 million in fiscal 2020 as the result of cost savings from restructuring of the sales function, including the door - to - door channel.

MANAGEMENT’S DISCUSSION AND ANALYSIS ANNUAL REPORT 2020 | JUST ENERGY 19 Consumer C o m m e r c i a l $ 265/RCE $ 55/RCE $ 218/RCE $ 5 1 /R C E Current income tax expense $ 7 , 0 4 7 $ 7 , 6 2 2 Deferred income tax expense (recovery) 3 46 4 , 210 Provision for income tax $ 7 , 3 9 3 $ 1 1 , 8 3 2 The selling commission expenses for the Commercial segment increased 16% to $68.5 million in fiscal 2020 from the $58.9 million in fiscal 2019 resulting from increased commission costs to acquire new customers as well as increased amortization of certain upfront incremental customer acquisition costs in accordance with IFRS 15. Selling non - commission and marketing expenses from the Commercial segment decreased 11% from $10.3 million in fiscal 2019 to $9.1 million in fiscal 2020 as the result of cost savings from restructuring efforts. The acquisition costs per customer for the last 12 months for Consumer and Commercial customers were as follows: Fiscal 2020 Fiscal 2019 The average acquisition cost for the Consumer segment was $265/RCE for the year ended March 31, 2020, an increase of 22% from the $218/RCE reported in fiscal 2019, primarily related to the increased commission costs to acquire new customers driven by the change in sales channel mix to higher cost acquisition channels, including retail, aimed at acquiring higher quality customers. The $55/RCE average acquisition cost for Commercial RCEs was 8% higher than the prior comparable period due to increased commission costs. As at March 31, 2019, the average aggregation cost for commercial brokers was $51/RCE. For more information on the operating segments as per IFRS, reference Note 17 of the Company’s 2020 consolidated financial statements. PROVISION FOR INCOME TAX For the years ended March 31 (thousands of dollars) Fiscal 2020 Fiscal 2019 Just Energy recorded a current income tax expense of $7.0 million for the year ended March 31, 2020, compared to $7.6 million in fiscal 2019. Despite high financing fees, Just Energy continues to have current tax expense from profitability in taxable jurisdictions. A recovery on the current year loss is carried forward to future periods. For the year ended March 31, 2020, a deferred tax expense of $0.3 million was recorded as compared to a deferred tax expense of $4.2 million in the prior year. This decrease is due to the partial recognition of the tax benefit of current year losses carried forward. Customer count CUSTOMER SUMMARY As at As at March 31, March 31, 2 0 20 2 0 1 9 % decrease Consumer 9 8 8 , 000 1 , 1 5 9 , 00 0 ( 1 5 ) % Commercial 1 1 9 , 000 1 2 0 , 00 0 (1) % Total customer count 1 , 1 0 7 , 000 1 , 2 7 9 , 00 0 ( 1 3) % As at March 31, 2020, the total customer count decreased 13% to 1,107,000 compared to the prior year, excluding discontinued operations. The decline in customers is a result of the Company’s focus on renewing and signing higher quality and long - lasting customers as well as the natural attrition of the customer base. The customer count captures customers with a distinct service address.

MANAGEMENT’S DISCUSSION AND ANALYSIS 20 JUST ENERGY | ANNUAL REPORT 2020 COMMODITY RCE SUMMARY April 1, Failed to March 31, 2 0 19 Additions Attrition r en e w 2 0 20 % decrease Consumer Gas 4 0 6 , 000 37,000 ( 92 , 00 0 ) ( 2 6 , 00 0 ) 3 2 5 , 000 (2 0) % Electricity 9 9 3 , 000 209,000 ( 2 5 9 , 00 0 ) ( 6 7 , 00 0 ) 8 7 6 , 000 ( 1 2 ) % Total Consumer RCEs 1 , 3 9 9 , 000 246,000 ( 3 5 1 , 00 0 ) (9 3 , 00 0 ) 1 ,2 0 1 , 00 0 ( 1 4 ) % Commercial Gas 4 3 6 , 000 88,000 ( 7 2 , 00 0 ) ( 2 3 , 00 0 ) 4 2 9 , 000 (2) % Electricity 1 , 8 0 3 , 000 382,000 ( 1 9 0 , 00 0 ) ( 2 2 9 , 00 0 ) 1 , 7 6 6 , 000 (2) % Total Commercial RCEs 2 , 2 3 9 , 000 470,000 ( 2 6 2 , 00 0 ) ( 2 5 2 , 00 0 ) 2 , 1 95 , 000 (2) % Total RCEs 3 , 6 3 8 , 000 716,000 ( 6 1 3 , 00 0 ) ( 3 4 5 , 00 0 ) 3 , 3 9 6 , 00 0 (7) % Consumer 2 6% 2 1 % Commercial 9% 7% Consumer 7 7% 6 9% Commercial 5 0% 5 1 % Just Energy’s total RCE base at March 31, 2020 is 3.4 million. Gross RCE additions for the year ended March 31, 2020 were 716,000, compared to 1,011,000 for the prior year, reflecting the transition from a purely RCE driven focus to a greater focus on attracting and retaining strong - fit customers that will drive greater profitability. Net additions were negative 242,000 for fiscal 2020, compared with a negative 28,000 net RCE additions in fiscal 2019. Consumer RCE additions amounted to 246,000 for the year ended March 31, 2020, a 48% decrease from the corresponding year ended March 31, 2019, primarily driven by a greater emphasis on attracting and retaining strong - fit customers that will drive greater profitability and the natural attrition in response to the pricing actions implemented in fiscal 2020. Consumer failed - to - renew RCEs for the year ended March 31, 2020 decreased 36% to 93,000 RCEs due to improved retention offerings. As at March 31, 2020, the U.S. and Canadian operations accounted for 81% and 19% of the Consumer RCE base, respectively. Commercial RCE additions were 470,000 for the year ended March 31, 2020, a 13% decrease over the prior comparable period of fiscal 2019 due to competitive pressures on pricing in the U.S. market. Commercial failed - to - renew RCEs for the year ended March 31, 2020 of 252,000 RCEs decreased 13% from the corresponding period in fiscal 2019. As at March 31, 2020, the U.S. and Canadian operations accounted for 73% and 27% of the Commercial RCE base, respectively. Overall, as at March 31, 2020, the U.S. and Canadian operations accounted for 76% and 24% of the RCE base, respectively, compared to 77% and 23%, respectively, as at March 31, 2019. COMMODITY RCE ATTRITION Fiscal 2020 Fiscal 2019 The increase in the attrition rates is primarily a result of the drop of customers from the portfolio that were historically able to exploit the Company’s enrolment controls. The increase also reflects a competitive market for renewals with competitors pricing aggressively, and Just Energy’s focus on improving retained customers’ profitability. The Company expects the attrition rates to subside and be in line with historical lower levels during early fiscal 2021. COMMODITY RCE RENEWALS Fiscal 2020 Fiscal 2019 The Consumer renewal rate increased eight percentage points to 77%, and the Commercial renewal rate decreased by one percentage point to 50% as compared to the prior year. The increase in the Consumer renewal rate was driven by improved retention offerings, offset by attrition while the decline in the Commercial renewal rate reflected a very competitive market for Commercial renewals with competitors pricing aggressively and Just Energy’s focus on improving retained customers’ profitability rather than pursuing low margin growth.

MANAGEMENT’S DISCUSSION AND ANALYSIS ANNUAL REPORT 2020 | JUST ENERGY 21 ANNUAL GROSS MARGIN PER RCE The table below depicts the annual design margins on contracts for new and renewed contracts signed during the year, which does not include ancillary revenues . This table reflects the gross margin (sales price less costs of associated supply) earned on new additions and renewals, for standard (non - green) commodities . Fiscal Number of F i sca l Number of 2020 R C E s 2 0 1 9 R C E s Consumer customers added or renewed $ 3 8 6 5 2 6 , 00 0 $ 3 0 0 88 0 , 000 Commercial customers added or renewed 1 9 2 6 8 2 , 00 0 7 6 7 4 2 , 000 Operating activities from continuing operations $ 4 1 , 1 3 7 $ ( 4 4, 4 9 5 Investing activities from continuing operations ( 2 0 , 8 8 2 ) ( 4 7 , 8 23 Financing activities from continuing operations, excluding dividends 2 1 , 0 9 6 1 4 1 ,3 0 1 Effect of foreign currency translation 1 ,0 2 6 3 Increase in cash before dividends 4 2, 3 77 4 8 , 9 86 Dividends (cash payments) ( 2 6 , 1 7 2 ) (8 7 , 9 5 9 Increase (decrease) in cash 1 6 ,2 0 5 ( 3 8 , 97 3 Cash and cash equivalents – beginning of period 9 , 888 4 8 , 8 6 1 Cash and cash equivalents – end of period $ 2 6 , 0 93 $ 9 , 888 1 Annual gross margin per RCE excludes margins from Interactive Energy Group and large Commercial and Industrial customers. For the year ended March 31, 2020, the average gross margin per RCE for the customers added or renewed by the Consumer segment was $386/RCE, an increase of 29% from $300/RCE in the prior year. The increase in gross margin on Consumer customers added and renewed is a result of the improved pricing power. For the Commercial segment, the average gross margin per RCE for the customers signed during the year ended March 31, 2020 was $92/RCE, an increase of 21% from $76/RCE in the prior year. Just Energy’s results for the 2019 fiscal year reported below have been adjusted to remove the effects of discontinued operations. Liquidity and capital resources from continuing operations SUMMARY OF CASH FLOWS For the years ended March 31 (thousands of dollars) Fiscal 2020 Fiscal 2019 ( R e s t at e d ) ) ) ) ) The Company’s total available liquidity at March 31 , 2020 was $ 87 . 2 million consisting of $ 26 . 1 million of cash on hand and $ 61 . 1 million available under the Company’s credit facility . Comparable total availability at March 31 , 2019 was $ 56 . 9 million consisting of $ 9 . 9 million of cash on hand and $ 47 . 0 million available under the Company’s credit facility . OPERATING ACTIVITIES FROM CONTINUING OPERATIONS Cash flow from continuing operating activities for the year ended March 31, 2020 was an inflow of $41.1 million, compared to an outflow of $44.5 million in the prior comparable year. Cash flow from operations was higher in the current period due to a reduction in cash disbursements as a result of the overhead cost savings realized from the restructuring actions implemented in fiscal 2019 as well as other fiscal year 2020 operational efficiencies, the improvement in residential customer collections due to the implementation of enrolment controls in the Texas market, the decrease in the funding required by discontinued operations and lower cash taxes, partially offset by higher cash commissions and cash financing costs. INVESTING ACTIVITIES FROM CONTINUING OPERATIONS Investing activities for the year ended March 31, 2020 included purchases of capital and intangible assets totalling $2.2 million and $14.4 million, respectively, compared with $5.2 million and $38.4 million, respectively, in fiscal 2019. Just Energy’s capital spending related primarily to information technology - related purchases for process improvement initiatives. Additionally, investing activities included a $12.0 million expenditure in fiscal 2020 related to the Filter Group acquisition, compared to $4.2 million in fiscal 2019, partially offset by proceeds on the sale of discontinued operations in fiscal 2020 of $7.7 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS 22 JUST ENERGY | ANNUAL REPORT 2020 Cash flows from operating activities $ 4 1 , 1 3 7 $ ( 4 4, 4 9 5 Less: Maintenance capital expenditures ( 1 6 , 5 41 ) ( 43, 5 4 2 Free cash flow $ 2 4 , 596 $ ( 8 8 , 0 3 7 Total embedded gross margin $ 1,807.8 $ 2 , 0 9 7 . 8 ( 1 4 ) % FINANCING ACTIVITIES FROM CONTINUING OPERATIONS Financing activities, excluding dividends, relate primarily to the issuance and repayment of long - term financing. During the year ended March 31, 2020, Just Energy withdrew an additional $34.8 million on the credit facility and $17.2 million on the 8.75% loan. This inflow was offset by the repayment of $25.3 million on the partial redemption of the 6.5% convertible bonds and on the Filter Group financing as well as leased asset payments of $5.8 million. This is compared to the 8.75% loan issuance of $253.4 million, credit facility withdrawals of $79.5 million and preferred shares issuance of $10.4 million in fiscal 2019, offset by redemptions on debt of $173.4 million along with debt issuance costs of $18.1 million. Fiscal 2019 also included a payout of $10.0 million for the share swap agreement. Just Energy’s liquidity requirements are driven by the delay from the time that a customer contract is signed until cash flow is generated. The elapsed period between the time a customer is signed and receipt of the first payment from the customer varies with each market. The time delays per market are approximately two to nine months. These periods reflect the time required by the various LDCs to enroll, flow the commodity, bill the customer and remit the first payment to Just Energy. In Alberta and Texas and for commercial direct - billed customers, Just Energy receives payment directly. DIVIDENDS AND DISTRIBUTIONS During the year ended March 31, 2020, Just Energy paid cash dividends to its shareholders and distributions to holders of share - based awards in the amount of $26.2 million, compared to $88.0 million paid in the prior comparable year, a 70% decrease reflecting the dividend suspension on common and preferred shares during fiscal 2020. Preferred shareholders are entitled to receive dividends at a rate of 8.50% on the initial offer price of US$25.00 per preferred share when, as and if declared by the Board of Directors, out of funds legally available for the payments of dividends, on the applicable dividend payment date. As the preferred shares are cumulative, dividends on preferred shares will accrue even if they are not paid. Common shareholders will not receive dividends until any preferred share dividends in arrears are paid. FREE CASH FLOW 1 For the years ended March 31 (thousands of dollars) Fiscal 2020 Fiscal 2019 ( R e s t at e d ) ) ) ) 1 See “Non - IFRS financial measures” on page 7. For the year ended March 31, 2020, free cash flow was $24.6 million compared to negative $88.0 million for the prior fiscal year. The improvement was primarily driven by a reduction in cash disbursements as a result of the overhead cost savings realized from the restructuring actions implemented in fiscal 2019 as well as other fiscal 2020 operational efficiencies, an improvement in residential customer collections due to the implementation of enrolment controls in the Texas market, a decrease in capital expenditures due to a more rigorous investment approval process, a decrease in funding required by discontinued operations and lower cash taxes, partially offset by higher cash commissions and cash financing costs. EMBEDDED GROSS MARGIN 1 Management’s estimate of EGM is as follows: (millions of dollars) F i s c a l 2 0 20 F i s c a l 2 0 1 9 % decrease 1 See “Non - IFRS financial measures” on page 7. Management’s estimate of the EGM for continuing operations within its customer contracts amounted to $1,807.8 million as at March 31, 2020, a decrease of 14% compared to the EGM as at March 31, 2019. The decrease is due to the decline in the North American commodity customer base, partially offset by the stronger U.S. dollar.

ANNUAL REPORT 2020 | JUST ENERGY 23 PAYMENTS DUE BY PERIOD (thousands of dollars) Less than 1 year 1 – 3 years 4 – 5 years After 5 years T o t a l Trade and other payables $ 685,665 $ – $ – $ – $ 685,665 Long - term debt 2 5 5 , 1 2 9 2 63 , 8 0 0 30 8 , 3 5 5 – 82 7 , 2 8 4 Interest payments 4 4 , 0 6 7 7 5 , 9 1 1 1 2 , 7 7 3 – 1 3 2 , 7 5 1 Gas, electricity and non - commodity contracts 1 , 4 63 , 6 1 5 1 , 2 0 0 , 7 1 3 3 2 2 , 5 9 0 10 1 , 60 6 3 , 08 8, 5 2 4 $ 2,448,476 $ 1,540,424 $ 643,718 $ 10 1 , 60 6 $ 4,734,224 MANAGEMENT’S DISCUSSION AND ANALYSIS Contractual obligations In the normal course of business, Just Energy is obligated to make future payments for contracts and other commitments that are known and non - cancellable. On August 1, 2017, Just Energy announced that it reached an agreement with its joint venture partner, Red Ventures LLC, to end the exclusive relationship for online sales of the Just Energy brand in North America. To facilitate the transaction, Just Energy acquired the outstanding 50% interest of each of Just Ventures LLC in the United States and Just Ventures L.P. in Canada. As at March 31, 2020, the current liabilities amount to $18.2 million and long - term liabilities amount to $24.5 million. OTHER OBLIGATIONS In the opinion of management, Just Energy has no material pending actions, claims or proceedings that have not been included either in its accrued liabilities or in the consolidated financial statements. In the normal course of business, Just Energy could be subject to certain contingent obligations that become payable only if certain events were to occur. The inherent uncertainty surrounding the timing and financial impact of any events prevents any meaningful measurement, which is necessary to assess any material impact on future liquidity. Such obligations include potential judgments, settlements, fines and other penalties resulting from actions, claims or proceedings. Transactions with related parties The acquisition of Filter Group on October 1, 2018 gave rise to a related party transaction as the CEO of Filter Group is the son of the Executive Chair of Just Energy. In April 2019, $10.6 million of a deferred purchase consideration related to the acquisition of Filter Group was paid. Other than this transaction described, Just Energy did not have any other material transactions with any individuals or companies that are not considered independent during the year ended March 31, 2020. Off balance sheet items The Company has issued letters of credit in accordance with its credit facility totalling $72.5 million (March 31, 2019 – $94.0 million) to various counterparties, primarily utilities in the markets where it operates, as well as suppliers. Pursuant to separate arrangements with several bond insurance companies, Just Energy has issued surety bonds to various counterparties including states, regulatory bodies, utilities and various other surety bond holders in return for a fee and/or meeting certain collateral posting requirements. Such surety bond postings are required in order to operate in certain states or markets. Total surety bonds issued as at March 31, 2020 were $63.4 million (March 31, 2019 – $70.3 million). Just Energy common and preferred shares As at July 8, 2020, there were 151,640,574 common shares and 4,662,165 preferred shares of Just Energy outstanding. In May 2017, Just Energy announced it entered into an at - the - market issuance (“ATM offering”) sales agreement pursuant to which Just Energy may, at its discretion and from time to time, offer and sell in the United States preferred shares having an aggregate offering price of up to US$150 million. As at March 31, 2020, Just Energy has issued a cumulative 4,662,165 preferred shares. In connection with certain credit agreement amendments announced on December 2, 2019, the agreements governing both facilities have been changed to restrict the declaration and payment of dividends on the Company’s 8.50% Series A Fixed - to - Floating Rate Cumulative Redeemable Perpetual Preferred Shares (“Series A Preferred Shares”) until the Company’s senior debt to EBITDA ratio is no more than 1.50:1 for two consecutive fiscal quarters. Accordingly, the Company suspended the declaration and payment of dividends on the Series A Preferred Shares until the Company is permitted to declare and pay dividends under the agreements governing its facilities. However, dividends on the Series A Preferred Shares continue to accrue in accordance with the Series A Preferred Share terms during the period in which dividends are suspended. Any dividend payment following the suspended period will be credited against the earliest accumulated but unpaid dividend.

24 JUST ENERGY | ANNUAL REPORT 2020 MANAGEMENT’S DISCUSSION AND ANALYSIS Critical accounting estimates and judgments The consolidated financial statements of Just Energy have been prepared in accordance with IFRS. Certain accounting policies require management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, cost of goods sold, selling and marketing, and administrative expenses. Estimates are based on historical experience, current information and various other assumptions that are believed to be reasonable under the circumstances. The emergence of new information and changed circumstances may result in actual results or changes to estimated amounts that differ materially from current estimates. The following assessment of critical accounting estimates is not meant to be exhaustive. Just Energy might realize different results from the application of new accounting standards promulgated, from time to time, by various rule - making bodies. COVID - 19 IMPACT As a result of the continued and uncertain economic and business impact of the coronavirus disease 2019 (COVID - 19) pandemic, we have reviewed the estimates, judgments and assumptions used in the preparation of our financial statements, including with respect to: the determination of whether indicators of impairment exist for our assets and cash - generating units (“CGU”) and the underlying assumptions used in the measurement of the recoverable amount of such assets or CGU. We have also assessed the impact of COVID - 19 on the estimates and judgments used in connection with our measurement of deferred tax assets and the credit risk of our customers. Although we determined that no significant revisions to such estimates, judgments or assumptions were required for the year ended March 31, 2020, revisions may be required in future periods to the extent that the negative impacts on our business arising from COVID - 19 continue or worsen. Any such revision (due to COVID - 19 or otherwise) may result in, among other things, write - downs or impairments to our assets or CGU, and/or adjustments to the carrying amount of our accounts receivable, or to the valuation of our deferred tax assets, any of which could have a material impact on our results of operations and financial condition. While we believe the COVID - 19 pandemic to be temporary, the situation is dynamic and the impact of COVID - 19 on our results of operations and financial condition, including the duration and the impact on overall customer demand, cannot be reasonably estimated at this time. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT Just Energy has entered into a variety of derivative financial instruments as part of the business of purchasing and selling gas, electricity and JustGreen supply and as part of the risk management practice. In addition, Just Energy uses derivative financial instruments to manage foreign exchange, interest rate and other risks. Just Energy enters into contracts with customers to provide electricity and gas at fixed prices and provide comfort to certain customers that a specified amount of energy will be derived from green generation or carbon destruction. These customer contracts expose Just Energy to changes in market prices to supply these commodities. To reduce its exposure to commodity market price changes, Just Energy uses derivative financial and physical contracts to secure fixed - price commodity supply to cover its estimated fixed - price delivery or green commitment. Certain derivative contracts were purchased to manage Electricity Reliability Council of Texas (“ERCOT”) collateral requirements. Just Energy’s objective is to minimize commodity risk, other than consumption changes, usually attributable to weather. Accordingly, it is Just Energy’s policy to hedge the estimated fixed - price requirements of its customers with offsetting hedges of natural gas and electricity at fixed prices for terms equal to those of the customer contracts. The cash flow from these supply contracts is expected to be effective in offsetting Just Energy’s price exposure and serves to fix acquisition costs of gas and electricity to be delivered under the fixed - price or price - protected customer contracts; however, hedge accounting under IFRS 9 is not applied. Just Energy’s policy is not to use derivative instruments for speculative purposes. Just Energy uses a forward interest rate curve along with a volume weighted average share price to value its share swap. The conversion feature on the 6.5% convertible bonds is valued using an option pricing model. Just Energy’s U.S. operations introduce foreign exchange - related risks. Just Energy enters into foreign exchange forwards in order to hedge its exposure to fluctuations in cross border cash flows, however, hedge accounting under IFRS 9 is not applied. The consolidated financial statements are in compliance with IAS 32, Financial Instruments: Presentation ; IFRS 9, Financial Instruments ; and IFRS 7, Financial Instruments: Disclosure . Due to commodity volatility and to the size of Just Energy, the swings in mark to market on these positions will increase the volatility in Just Energy’s earnings. The Company’s financial instruments are valued based on the following fair value (“FV”) hierarchy: Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities; Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and Level 3 – Inputs that are not based on observable market data. The main cause of changes in the fair value of derivative instruments is changes in the forward curve prices used for the fair value calculations. For a sensitivity analysis of these forward curves, see Note 13 of the consolidated financial statements for the year ended March 31, 2020. Other inputs, including volatility and correlations, are driven off historical settlements.

MANAGEMENT’S DISCUSSION AND ANALYSIS ANNUAL REPORT 2020 | JUST ENERGY 25 RECEIVABLES AND LIFETIME EXPECTED CREDIT LOSSES The lifetime expected credit loss reflects Just Energy’s best estimate of losses on the accounts receivable and unbilled revenue balances. Just Energy determines the lifetime expected credit loss by using historical loss rates and forward - looking factors if applicable. Just Energy is exposed to customer credit risk on its continuing operations in Alberta, Texas, Illinois (gas), California and Ohio (electricity). Credit review processes have been implemented to perform credit evaluations of customers and manage customer default. In addition, the Company may from time to time change the criteria that it uses to determine the creditworthiness of its customers, including RCEs, and such changes could result in decreased creditworthiness of its customers and/or result in increased customer defaults. If a significant number of customers were to default on their payments, including as a result of any changes to the Company’s credit criteria, it could have a material adverse effect on the operations and cash flows of Just Energy. Management factors default from credit risk in its margin expectations for all of the above markets. Reference the “Risk factors – Customer credit risk” section below for further details. Revenues related to the sale of energy are recorded when energy is delivered to customers. The determination of energy sales to individual customers is based on systematic readings of customer meters generally on a monthly basis. At the end of each month, amounts of energy delivered to customers since the date of the last meter reading are estimated, and corresponding unbilled revenue is recorded. The measurement of unbilled revenue is affected by the following factors: daily customer usage, losses of energy during delivery to customers and applicable customer rates. Increases in volumes delivered to the utilities’ customers and favourable rate mix due to changes in usage patterns in the period could be significant to the calculation of unbilled revenue. Changes in the timing of meter reading schedules and the number and type of customers scheduled for each meter reading date would also have an effect on the measurement of unbilled revenue; however, total operating revenues would remain materially unchanged. The measurement of the expected credit loss allowance for accounts receivable requires the use of management judgment in estimation techniques, building models, selecting key inputs and making significant assumptions about future economic conditions and credit behaviour of the customers, including the likelihood of customers defaulting and the resulting losses. The Company’s current significant estimates include the historical collection rates as a percentage of revenue and the use of the Company’s historical rates of recovery across aging buckets. Both of these inputs are sensitive to the number of months or years of history included in the analysis, which is a key input and judgment made by management. IMPAIRMENT OF NON - FINANCIAL ASSETS Just Energy assesses whether there is an indication that an asset may be impaired at each reporting date. If such an indication exists or when annual testing for an asset is required, Just Energy estimates the asset’s recoverable amount. The recoverable amounts of goodwill and intangible assets with an indefinite useful life are tested annually. The recoverable amount is the higher of an asset’s or CGU’s fair value less costs to sell and its value - in - use. Value - in - use is determined by discounting estimated future pre - tax cash flows using a pre - tax discount rate that reflects the current market assessment of the time value of money and the specific risks of the asset. The recoverable amount of assets that do not generate independent cash flows is determined based on the CGU to which the asset belongs. The recoverable amount of each of the operating segments has been determined based on a discounted cash flow model. DEFERRED TAXES In accordance with IFRS, Just Energy uses the liability method of accounting for income taxes . Under the liability method, deferred income tax assets and liabilities are recognized on the differences between the carrying amounts of assets and liabilities and their respective income tax basis . The tax effects of these differences are reflected in the consolidated statements of financial position as deferred income tax assets and liabilities. An assessment must be made to determine the likelihood that future taxable income will be sufficient to permit the recovery of deferred income tax assets. To the extent that such recovery is not probable, deferred income tax assets must be reduced. The reduction of the deferred income tax asset can be reversed if the estimated future taxable income improves. No assurances can be given as to whether any reversal will occur or as to the amount or timing of any such reversal. Management must exercise judgment in its assessment of continually changing tax interpretations, regulations and legislation to ensure deferred income tax assets and liabilities are complete and fairly presented. Assessments and applications differing from estimates could materially impact the amount recognized for deferred income tax assets and liabilities. Deferred income tax assets of $ 3 . 6 million and $ 4 . 2 million have been recorded on the consolidated statements of financial position as at March 31 , 2020 and March 31 , 2019 , respectively . When evaluating the future tax position, Just Energy assesses its ability to use deferred tax assets based on expected taxable income in future periods and other taxable temporary differences . Deferred income tax liabilities of $2.9 million and $4.1 million have been recorded on the consolidated statements of financial position as at March 31, 2020 and March 31, 2019, respectively. The decrease in the deferred tax liabilities is due to decreases in taxable differences on other assets. On a net basis, as at March 31 , 2020 , $ 0 . 6 million of deferred tax assets were recognized .

MANAGEMENT’S DISCUSSION AND ANALYSIS 26 JUST ENERGY | ANNUAL REPORT 2020 IAS 17 IFRS 16 carrying amount carrying amount as at T r a n s i ti o n as at March 31, 2019 adj u s t me n t April 1, 2019 Property and equipment, net $ 2 5 , 8 6 2 $ 1 8, 5 25 $ 4 4 ,3 8 7 Other current liabilities – 2 , 94 2 2 , 94 2 Other non - current liabilities 6 1 , 3 3 9 1 5, 5 8 3 7 6 , 9 2 2 DISCONTINUED OPERATIONS Management used judgment in concluding on the discontinued operations classification as a major separate geographical area of operations, as part of a single coordinated disposal plan to resell the business in the new fiscal year. There is also a high level of judgment involved in estimating the fair value less cost to sell of the disposal group and the significant carrying amounts of the assets and liabilities related to assets held for sale. New accounting pronouncements adopted in fiscal 2020 Adoption of IFRS 16, Leases IFRS 16, Leases (“IFRS 16”), superseded International Accounting Standards (“IAS”) 17, Leases (“IAS 17”), and all related interpretations when it became effective. IFRS 16 establishes principles for the recognition, measurement, presentation and disclosure of leases, with the objective of ensuring that lessees and lessors provide relevant information representing those transactions. The adoption of IFRS 16 resulted in: • Explicit definition for a lease where a contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration; • Measurement direction where the lessee recognizes a right - of - use asset and a lease liability upon lease commencement for leases with a lease term of greater than one year. The right - of - use asset is initially measured at the amount of the lease liability plus any initial direct costs incurred by the lessee. The lease liability is initially measured at the present value of the lease payments payable over the lease term and discounted at the implied lease rate. If the implied lease rate cannot be readily determined, the lessee uses its incremental borrowing rate. Subsequent re - measurement is required under specific circumstances. Previously, the Company classified leases as operating or finance leases based on its assessment of whether the lease transferred significantly all of the risks and rewards incidental to ownership of the underlying asset to the Company; • Detailed guidance on determining the lease term when there is an option to extend the lease; and • Extensive disclosure requirements, differing from those in the past. Just Energy adopted IFRS 16, as issued by the IASB in January 2016, on April 1, 2019. In accordance with the transitional provisions in IFRS 16, comparative figures have not been restated. The Company adopted IFRS 16 using the modified retrospective method, applying the practical expedient in paragraph C5(c) under which the aggregate effect of all modifications on the date of initial application is reflected. The following table summarizes the transition adjustments required to adopt IFRS 16 as at April 1, 2019: (thousands of dollars) Adoption of IFRIC Agenda Decision 11, “Physical Settlement of Contracts to Buy or Sell a Non - Financial Item” (“Agenda Decision 11”) The IFRIC reached a decision on Agenda 11 during its meeting on March 5 to 6, 2019. The decision was in respect to a request about how an entity applies IFRS 9 to particular contracts to buy or sell a non - financial item at a fixed price. The Company has reviewed the agenda decision and determined that a change is required in its accounting policy related to contracts to buy or sell a non - financial item that can be settled net in cash or another financial instrument, or by exchanging financial instruments. These are contracts the Company enters into that are accounted for as derivatives at fair value through profit or loss but physically settled by the underlying non - financial item. The IFRIC concluded that IFRS 9 neither permits nor requires an entity to reverse the accumulated gain or loss previously recognized on the derivative and recognize a corresponding adjustment to cost of goods sold or inventory when the contract is physically settled. The presentation of consolidated statements of loss has been amended to comply with the IFRIC agenda decision. The Company has implemented these changes retrospectively. Refer to Note 7 of the consolidated financial statements for the year ended March 31, 2020 for further details on the adoption of IFRIC Agenda Decision 11.

ANNUAL REPORT 2020 | JUST ENERGY 27 MANAGEMENT’S DISCUSSION AND ANALYSIS Risk factors Described below are the principal risks and uncertainties that Just Energy can foresee. It is not an exhaustive list, as some future risks may be yet unknown and other risks, currently regarded as immaterial, could turn out to be material. If any of the identified risks were to materialize, it could have a material adverse effect on Just Energy’s business, operations, financial condition, operating results, cash flow and liquidity. MARKET RISK Market risk is a potential loss that may be incurred as a result of changes in the market or fair value of a particular instrument or commodity. Commodity price risk Just Energy’s cost to serve its retail energy customers is exposed to fluctuations in commodity prices, in particular natural gas and electricity. Although Just Energy enters into commodity derivative instruments with its suppliers to manage the commodity price risks, it is exposed to commodity price risk where estimated customer requirements do not match actual customer requirements or where it is not able to exactly purchase the estimated customer requirements. In such cases, Just Energy may suffer a loss if it is required to sell excess supply in the spot market (compared to its weighted average cost of supply) or to purchase additional supply in the spot market. Such losses could have a material adverse impact on Just Energy’s financial condition, operating results, cash flow and liquidity. A key risk to Just Energy’s business model is a sudden and significant drop in the commodity market price resulting in an increase in customer churn, regulatory pressure and resistance on enforcement of liquidation damages and enactment of provisions to reset the customer price to current market price levels which could have a significant impact on Just Energy’s business. In addition, the COVID - 19 pandemic and the resulting emergency measures enacted by governments in Canada, the United States and around the world have caused material disruption to many businesses resulting in a severe slowdown in Canadian, United States and global economies, leading to increased volatility in financial markets worldwide and demand reduction for commodities. These demand effects coincided with decisions by various global producers, including the Organization of Petroleum Exporting Countries and other oil producing nations (“OPEC+”), to increase global production levels, putting severe downward pressure on prices including, in some instances, negative pricing. As a result, prices of crude oil, natural gas, natural gas liquids and other commodities whose prices are highly correlated to crude oil have decreased substantially. Commodity volume balancing risk Depending on several factors, including weather, Just Energy’s customers may use more or less commodity than the volume purchased by Just Energy for delivery to them. Due to shelter - in - place orders, as well as business and government restrictions due to the COVID - 19 pandemic, reduced energy consumption by certain customers will also affect the demand for Just Energy’s products. Just Energy bears the financial responsibility, is exposed to market risk and, furthermore, may also be exposed to penalties by the LDCs for balancing customer volume requirements. Although Just Energy manages volume balancing risk through balancing language in some of its retail energy contracts, enters into weather derivative and insurance transactions to mitigate weather and volume balancing risk, and leverages natural gas storage facilities to manage daily delivery requirements, increased costs and/or losses resulting from occurrences of volume imbalance net of Just Energy’s risk management activities could have a material adverse impact on Just Energy’s financial condition, operating results, cash flow and liquidity. Interest rate risk Just Energy is exposed to interest rate risk associated with its working capital facility, supplier payment terms, perpetual preferred shares and refinancing of its debt instruments. Just Energy may enter into derivative instruments to mitigate interest rate risk; however, large fluctuations in interest rates and increases in interest costs net of Just Energy’s risk management activities could have a material adverse impact on Just Energy’s financial condition, operating results, cash flow and liquidity. Foreign exchange rate risk Just Energy is exposed to foreign exchange risk on foreign investment outflow and repatriation of foreign currency denominated income against Canadian dollar denominated expenditures, interest and common share dividends (as applicable). In addition, Just Energy is exposed to translation risk on foreign currency denominated earnings and foreign investments. Just Energy enters into foreign exchange derivative instruments to manage the cash flow risk on foreign investments and repatriation of foreign funds. Currently, Just Energy does not enter into derivative instruments to manage foreign exchange translation risk. Large fluctuations in foreign exchange rates may have a significant impact on Just Energy’s financial condition, operating results, earnings and cash flow. In particular, a significant rise in the relative value of the Canadian dollar to the U.S. dollar could materially reduce the Company’s operating results, earnings and cash flow and could have a material and adverse effect on the Company’s financial condition. LIQUIDITY RISK Just Energy is at risk of not being able to settle its future debt obligations including the Credit Agreement, subordinated debt, convertible debentures and commercial notes . An increase in liquidity risk may require Just Energy to raise additional funds . Liquidity risk may cause Just Energy to cease operations, close down, sell or otherwise dispose of all or part of the business of Just Energy’s subsidiaries .

MANAGEMENT’S DISCUSSION AND ANALYSIS Risk factors related to the CBCA proceedings Future liquidity and operations of the Company are dependent on the ability of the Company to realign its capital structure, and such actions may have an adverse effect on the Company’s business, financial condition and results of operation. On July 8, 2020, the Company announced a comprehensive Recapitalization plan to strengthen and de - risk the business by improving the Company’s financial flexibility and liquidity. The Recapitalization plan will raise $100 million of committed new equity, reduce overall debt by approximately $275 million, and materially lower annual cash interest payments. As part of the Company’s efforts to realign its capital structure, the Company commenced a court proceeding under the CBCA by obtaining a preliminary interim order (the “CBCA Order”). The CBCA is a Canadian corporate statute that includes provisions that allow Canadian corporations to restructure certain debt obligations, and is not a bankruptcy or insolvency statute. Pursuant to the CBCA Order, applicable parties are stayed from exercising, commencing or proceeding with any rights, remedies or proceedings, including, without limitation, any right to terminate, demand, accelerate, set off, amend, declare in default or take any other action under or in connection with any loan, note, commitment, contract, or other agreement against or in respect of the Company on the terms set out in the CBCA Order. The CBCA Order provides for this stay until August 7, 2020 or such later date as the Court may order. If the Company does not complete the realignment of its capital structure through the CBCA proceedings, it will be necessary to pursue other restructuring strategies, which may include, among other alternatives, proceedings under the Companies’ Creditors Arrangement Act (“CCAA”). In connection with the Company’s efforts to realign its capital structure and as contemplated by the CBCA proceedings, the Company obtained a waiver from the credit facility lenders from its obligation to repay, either on a monthly or quarterly basis as determined in accordance with the terms of the credit agreement, all outstanding advances under the revolving facilities thereunder (other than outstanding letters of credit) until December 1, 2020 or such earlier date that may be determined in accordance with an amendment and consent agreement between the Company and the credit facility lenders. In accordance with the amendment and consent agreement dated as of July 8, 2020, the maturity date of the credit facility has been extended to December 1, 2020 (or such earlier date that may be determined in accordance with the provisions thereof) and the credit facility lenders have agreed to waive defaults that may have been triggered due to the commencement of the CBCA proceedings. In connection with the CBCA proceedings, the Company has obtained a waiver from the term loan lenders of certain covenants contained in the term loan agreement and a waiver of cash interest payments that would otherwise be due and payable by the Company pursuant to the term loan agreement during the CBCA proceedings (provided that such interest shall be paid in kind and capitalized). These waivers are contained in agreements that are conditional upon certain actions that must be taken by the Company in connection with the CBCA proceedings. Any attempt by the Company’s debtholders (or any other third parties) to lift, amend or violate this stay, or any order by the Court amending or removing this stay, would pose risks to the Company’s liquidity and business operations and its efforts to realign its capital structure, and may require that the Company pursue other restructuring strategies. Future liquidity and operations of the Company are dependent on the ability of the Company to develop, execute, garner sufficient support for, and obtain Court approval of a proposed plan to restructure its debt obligations and to generate sufficient operating cash flows to fund its continued operations. If the Company does not complete the realignment of its capital structure through the CBCA proceedings described above, it may be necessary to pursue other restructuring strategies, which may include, among other alternatives, proceedings under the CCAA. The Company may not be able to restructure and reduce its debt obligations and this results in a material uncertainty that may cast substantial doubt upon the Company’s ability to continue as a going concern. If the Company is unable to continue as a going concern, or if proceedings are commenced under the CCAA, shareholders of the Company may lose their entire investment and certain debtholders may lose some, substantially all or all of their investment. The completion of the Recapitalization may not occur The Company will not complete the Recapitalization unless and until all required conditions precedent to the arrangement are satisfied or waived. Even if the Recapitalization is completed, it may not be completed on the schedule or in the manner proposed by the Company. Accordingly, participating stakeholders in the Recapitalization may receive different treatment under the Recapitalization from that currently contemplated. If the Recapitalization is not completed on the timeline anticipated, the Company may incur additional expenses. In the event that the Company does not complete the Recapitalization, the inability of the Company to secure the additional capital required to service its financial obligations and maintain its asset value will likely have a material adverse effect on the Company. The Recapitalization may not improve Just Energy’s financial condition There can be no assurance as to the effect of any proposed Recapitalization transaction on the Company’s relationships with its suppliers, customers, purchasers, contractors or lenders, nor can there be any assurance as to the effect on such relationships of any delay in the completion of such transaction, or the effect of whether it is completed under the CBCA or pursuant to another procedure. To the extent that any of these events result in the tightening of payment or credit terms, increases in the price of supplied goods, or the loss of a major supplier, customer, purchaser or contractor, or of multiple other suppliers, customers, purchasers or contractors, this could have a material adverse effect on the Company’s business, financial condition, liquidity and results of operations. In addition, the amended and restated credit agreement and term loan agreement contemplated by the Recapitalization each provide for certain amendments under which the Company is required to perform. There can be no assurance that Just Energy will satisfy the conditions, comply with the covenants or not incur an event of default under the credit agreement and term loan agreement, as so amended, when implemented, which could negatively impact the Company and its financial condition. 28 JUST ENERGY | ANNUAL REPORT 2020

MANAGEMENT’S DISCUSSION AND ANALYSIS Credit agreement and other debt Just Energy maintains a credit facility of up to $370 million for working capital purposes, which includes a $65 million letter of credit only facility, with various lenders (the “Credit Agreement”). The lenders under the Credit Agreement, together with certain suppliers of Just Energy and its affiliates, are party to the Credit Agreement and related intercreditor and security agreements, which provide for a joint security interest over all of Just Energy’s core assets in North America (excluding Filter Group Inc.). There are various covenants pursuant to the Credit Agreement that govern certain activities of Just Energy and its affiliates. The restrictions in the Credit Agreement may adversely affect Just Energy’s ability to finance its future operations and capital needs and to pursue available business opportunities. Should Just Energy or its subsidiaries default under the terms of the Credit Agreement, the credit facility thereunder may become unavailable and may materially reduce Just Energy’s liquidity. There can be no assurance that Just Energy would be able to obtain alternative financing or that such financing would be on terms favourable to Just Energy. In addition, Just Energy may not be able to extend, renew or refinance the credit facility on terms favourable to Just Energy, or at all, which would materially and adversely affect Just Energy’s liquidity position, in which case Just Energy could be forced to sell assets or secure additional financing to make up for any shortfall in its payment obligations under unfavourable circumstances, restructure or file for bankruptcy. On September 12, 2018, Just Energy entered into a US$250 million non - revolving multi - draw senior unsecured term loan facility during the year to fund a tender offer for its U.S. dollar denominated convertible unsecured subordinated bonds, for general corporate purposes, including to pay down the Company’s credit facility, and for future acquisitions. The term loan contains usual and customary covenants for this type of financing, including but not limited to financial covenants and limitations on debt incurrence, distributions, asset sales, and transactions with affiliates. The restrictions in the loan facility may adversely affect Just Energy’s liquidity position and ability to finance its future operations and capital needs and to pursue available business opportunities. Just Energy has significant levels of other debt, including convertible debentures, which could further limit Just Energy’s ability to obtain additional financing for working capital, capital expenditures, debt service requirements, restructuring, acquisitions or general corporate purposes, which could make Just Energy more vulnerable to economic downturns and adverse industry developments or limit flexibility in planning for or reacting to changes in its business. There can be no assurance that Just Energy would be able to refinance or replace such debt on terms favourable to Just Energy, or at all, and any such failure would materially and adversely affect Just Energy’s liquidity position, as well as Just Energy’s financial condition, operating results and cash flows. Just Energy has favourable credit terms with its energy suppliers that enhance Just Energy’s liquidity and provide a working capital benefit. There can be no assurance that Just Energy’s suppliers will continue to offer favourable payment terms which could have a material and adverse effect on Just Energy’s liquidity position, as well as Just Energy’s financial condition, operating results and cash flows. Just Energy also has off balance sheet working capital products such as surety bonds. There can be no assurance that Just Energy will be able to renew or extend the off balance sheet products on terms favourable to Just Energy, or at all, which would materially and adversely affect Just Energy’s liquidity position, as well as Just Energy’s financial condition, operating results and cash flows. In addition, surety bond providers may demand collateral support for the bonds provided. Any demand for collateral could have a material and adverse effect on Just Energy’s liquidity position and cash flows. Working capital requirements (availability of credit) In several markets where Just Energy operates, payment is provided to Just Energy by LDCs only when the customer has paid the LDC for the consumed commodity, rather than when the commodity is delivered. Just Energy also manages natural gas storage facilities where Just Energy must inject natural gas in advance of payment. These factors, along with seasonality in energy consumption, create a working capital requirement necessitating the use of Just Energy’s available credit. In addition, Just Energy and its subsidiaries are required to post collateral to LDCs and independent system operators. Any changes in payment terms managed by LDCs, any termination of extended payment terms by commodity suppliers, any increase in cost of carrying natural gas storage inventory, and any increase in collateral posting requirements could result in significant liquidity risk to Just Energy, and in turn could materially and adversely affect Just Energy’s financial condition, operating results and cash flows. Earnings seasonality and volatility Just Energy’s business is seasonal in nature . In addition to regular seasonal fluctuations in its earnings, there is significant volatility in its earnings associated with the requirement to mark its commodity contracts to market . The earnings volatility associated with seasonality and mark to market accounting may affect the ability of Just Energy to access capital and increase its liquidity risk . Cash dividends The ability to pay dividends on common and preferred shares and the actual amount of dividends on common shares will depend upon numerous factors, including profitability, fluctuations in working capital, debt service requirements (including compliance with Credit Agreement obligations), additional issuance of senior preferred shares or indebtedness and the sustainability of margins. As at August 14, 2019, the Board of Directors of the Company suspended the common share dividend. On December 2, 2019, the Board suspended the dividend on its Series A Preferred Shares. Share ownership dilution Just Energy may issue an unlimited number of common shares and up to 50 , 000 , 000 preferred shares without the approval of shareholders which would dilute existing shareholders’ interests . As at the date hereof, 151 , 640 , 574 common shares and 4 , 662 , 165 preferred shares have been issued . ANNUAL REPORT 2020 | JUST ENERGY 29

MANAGEMENT’S DISCUSSION AND ANALYSIS 30 JUST ENERGY | ANNUAL REPORT 2020 SUPPLY COUNTERPARTY RISK Counterparty risk is a loss that Just Energy would incur if a counterparty fails to perform under its contractual obligations. Credit risk Just Energy enters into long - term derivative contracts with its counterparties. If a derivative counterparty were to default on its contractual obligations, Just Energy would be required to replace its contracted commodities or instruments at prevailing market prices, which may negatively affect related customer margin or cash flows. Just Energy mitigates credit risk by procuring a majority of its derivatives from investment grade rated counterparties, therefore restricting its exposure to unrated counterparties. Supply delivery risk Just Energy’s business model is based on contracting for supply of electricity or natural gas to deliver to its customers. Failure by Just Energy’s supply counterparties to deliver these commodities to Just Energy due to business failure, supply shortage, force majeure including as a result of COVID - 19, or any other failure of such counterparties to perform their obligations under the applicable contracts would put Just Energy at risk of not meeting its delivery requirements with LDCs, thereby resulting in penalties, price risk, liquidity and collateral risk and may have a significant impact on the business, financial condition, operating results and cash flows of Just Energy. Just Energy attempts to mitigate supply delivery risk by diversifying its commodity procurement, purchasing from multiple suppliers and purchasing business interruption insurance. LEGAL AND REGULATORY RISK Legal and regulatory risk is a potential loss that may be incurred as a result of changes in regulations or legislation affecting Just Energy’s business model, costs or operations, as well as being a risk of potential litigation against Just Energy resulting in impact to Just Energy’s cash flow. Regulatory environment In most jurisdictions in which Just Energy operates, Just Energy is required to be licensed by the relevant regulatory authority. Just Energy’s commodity business is dependent on continuing to be licensed in existing markets and receiving approval for additional licenses in new and existing markets. If Just Energy is denied a license, has a license revoked or is not granted renewal of a license, Just Energy’s financial condition and operating results may be negatively impacted. Additionally, the denial or revocation or non - renewal of a license in one jurisdiction may adversely impact Just Energy’s current or future licenses in other jurisdictions and relationships with the various regulatory agencies. Just Energy is able to operate in deregulated segments of the natural gas and electricity industries under currently effective state, provincial and federal regulations. If the competitive restructuring of the natural gas and electricity utility industries is altered, reversed, discontinued or delayed, Just Energy’s business, financial condition, results of operations and cash flows could be materially adversely affected. The retail energy industry is highly regulated. Regulations may be revised or reinterpreted, or new laws and regulations may be adopted or become applicable to Just Energy or its operations. Such changes may have a detrimental impact on Just Energy’s business, including Just Energy’s ability to use its sales and marketing channels. In certain deregulated electricity markets, proposals have been made by governmental agencies and/or other interested parties to partially or fully re - regulate areas of these markets. Other proposals to re - regulate may be made and legislated or other attention to the electric and gas restructuring process may: (i) delay or reverse the deregulation process; (ii) interfere with the ability to do business; (iii) inhibit growth; (iv) increase commodity, operating or financing costs; or (v) otherwise impact Just Energy’s profitability and financial condition. If competitive restructuring of electricity and natural gas markets is altered, reversed, discontinued or delayed, the business, financial condition, operating results and cash flows could be adversely affected. For example, on December 12, 2019, the New York Public Service Commission passed an order adopting changes to the retail access energy market, restricting mass market customer products and pricing, which will negatively impact current and future margins in New York. Similarly, several other states are taking preliminary actions to more closely monitor and control marketing activities, in particular as those activities relate to retail electricity markets. Negative outcomes in these matters or any future litigation or regulatory actions could result in significant settlements, damages or other penalties and could also increase legal costs, divert management attention from other business matters or harm Just Energy’s reputation with customers, any of which could adversely affect the financial condition, operating results and the viability of Just Energy’s business. Just Energy may receive complaints from consumers which may involve sanctions from regulatory and legal authorities. The most significant potential sanction is the suspension or revocation of a license which would prevent Just Energy from selling in a particular jurisdiction. Just Energy is exposed to changes in energy market regulations that may put the onus on Just Energy to adhere to stricter renewable energy compliance standards, procure additional volume of capacity and transmission units and pay regulated tariffs and charges for transmission and distribution of energy, which may change from time to time. In certain cases, Just Energy may not be able to pass through the additional costs from changes in energy market regulations to its customers which may impact Just Energy’s business, financial condition, operating results and cash flows. Just Energy’s business model involves entering into derivative financial instruments to manage commodity price and supply risk. Financial reforms in the U.S., Canada and Europe may require Just Energy to comply with certain aspects of reporting, record keeping, position limits and other risk mitigation and price transparency rules that result in increased scrutiny of commodity procurement activities. Costs resulting from Just Energy’s compliance with certain new regulatory requirements as well as increased costs of doing

MANAGEMENT’S DISCUSSION AND ANALYSIS ANNUAL REPORT 2020 | JUST ENERGY 31 business with Just Energy’s counterparties who may be subject to even greater regulatory requirements could have a material impact on Just Energy’s business. Just Energy may also be impacted by the limited or significantly curtailed ability of public utility commissions to approve or authorize applications and other requests the Company may make with respect to its regulated businesses as a result of the COVID - 19 pandemic. Litigation In addition to the litigation referenced herein (see “Legal proceedings” on page 36) and occurring in the ordinary course of business, Just Energy may in the future be subject to additional class actions and other actions arising in relation to its consumer contracts and marketing practices. This litigation is, and any such additional litigation could be, time consuming and expensive and could distract the executive team from the conduct of Just Energy’s business and may result in costly settlement arrangements. An adverse resolution or reputational damage of any specific lawsuit could have a material adverse effect on Just Energy’s business, financial condition or operating results and the ability to favourably resolve other lawsuits. In certain jurisdictions, independent contractors that contracted with Just Energy to provide door - to - door sales have made claims, either individually or as a class, that they are entitled to employee benefits such as minimum wage or overtime pursuant to legislation, even though they have entered into a contract with Just Energy that provides that they are not entitled to benefits normally available to employees. Just Energy’s position has been confirmed in some instances and overturned by regulatory bodies and courts in others, and some of these decisions are under appeal. Should the regulatory bodies or claimants ultimately be successful, Just Energy would be required to remit unpaid tax amounts plus interest and might be assessed a penalty, of which amounts could be substantial and could have a material adverse effect on Just Energy’s business, financial condition, operating results and cash flows. RETAIL RISK Retail customer risk is a potential loss that may be incurred as a result of change in customer behaviour and from an increase in competition in the retail energy industry. Consumer contract attrition and renewal rates Just Energy may experience an increase in attrition rates and lower acceptance rates on renewal requests due to commodity price volatility, increased competition or change in customer behaviour. There can be no assurance that the historical rates of annual attrition will not increase substantially in the future or that Just Energy will be able to renew its existing energy contracts at the expiry of their terms. Any such increase in attrition or failure to renew could have a material adverse effect on Just Energy’s business, financial condition, operating results, cash flow, liquidity and prospects. Customer credit risk Just Energy has customer credit risk in various markets where bills are sent directly to customers for energy consumption from Just Energy, including in Texas and Alberta. In addition, if the Company changes the criteria for assessing the creditworthiness of its customers, any such change could result in increased customer credit risk for Just Energy. If a significant number of direct bill customers were to default on their payments, including as a result of any changes to the Company’s criteria for assessing customer creditworthiness or the impact of COVID - 19, it could have a material adverse effect on the financial condition, operating results, cash flow and liquidity of Just Energy. For other customers, the LDCs provide collection services and assume the risk of any bad debts owing from Just Energy’s customers for a fee. There is no assurance that the LDCs that provide these services will continue to do so in the future or that current rates charged by LDCs will remain at the same level, which would mean that Just Energy may have to accept additional customer credit risk. Risk of fraud The Company is exposed to the risk of fraud, misconduct and other deceptive practices that could be committed by our customers, employees or other third parties engaged by us, including but not limited to fraudulent customer enrolments and invalid brokerage relationships. It is not always possible to deter fraud, misconduct or other deceptive practices and the Company’s systems that are in place to prevent and detect such activity may not be effective in all circumstances. Instances of fraud, misconduct or other deceptive practices could lead to, among other things, increased bad debts and/or payment of improper commissions by the Company, and generally could harm Just Energy’s reputation. Any fraud, misconduct or other deceptive practices that are perpetrated against the Company could have a material adverse effect on the financial condition, operating results, cash flow and liquidity of Just Energy. Competition A number of companies and incumbent utility subsidiaries compete with Just Energy in the residential, commercial and small industrial market. It is possible that new entrants may enter the market as marketers and compete directly for the customer base that Just Energy targets, slowing or reducing Just Energy’s market share. If the LDCs are permitted by changes in the current regulatory framework to sell natural gas or electricity at prices other than at cost, their existing customer bases could provide them with a significant competitive advantage. This could limit the number of customers available for marketers, including Just Energy, and impact Just Energy’s growth and retention.

MANAGEMENT’S DISCUSSION AND ANALYSIS Sales channel risk Just Energy’s residential customers are generally acquired through the use of online advertising, retail stores, telemarketing and door - to - door sales. Commercial customers are primarily solicited through commercial brokers and independent sales agents. Just Energy’s ability to increase revenues in the future will depend significantly on the success of these marketing techniques, as well as its ability to expand into new sales channels to acquire customers. There is no assurance that competitive conditions will allow this sales channel strategy to continue or whether new sales channels will be successful in signing up new customers. In addition, many of Just Energy’s sales channels have been closed or otherwise limited in operations as a result of government initiatives mandated due to COVID - 19. Further, if Just Energy’s services are not attractive to, or do not generate sufficient revenue for commercial brokers, retail stores and sales partners, or if Just Energy’s sales channels continue to be adversely impacted by COVID - 19, Just Energy may lose these existing relationships, which would have a material adverse effect on the business, revenues, financial condition and operating results of Just Energy. Retailer and product acceptance risk Just Energy’s profitability and growth depends upon its customers’ broad acceptance of energy retailers and their products . There is no assurance that customers will widely accept Just Energy or its retail energy and value - added products . The acceptance of Just Energy’s products may be adversely affected by Just Energy’s ability to offer a competitive value proposition, and customer concerns relating to product reliability and general resistance to change. Unfavourable publicity involving customer experiences with other energy retailers could also adversely affect Just Energy’s acceptance. Lastly, market acceptance could be affected by regulatory and legal developments. Failure to achieve deep market penetration may have material adverse effects on Just Energy’s business, financial condition and operating results. BUSINESS OPERATIONS RISKS Business operations risk is a potential loss occurring from an unplanned interruption, civil lockdown, pandemic, cyber - attack, manual or system errors, or business earnings risk unique to the retail energy sales industry . Civil lockdown risks Just Energy’s sales channels may require face - to - face interaction with customers, sales brokers or agents. These sales channels may be impacted during mandatory civilian lockdown or emergency orders passed by regulatory bodies, including those currently being implemented as a result of COVID - 19. In addition, the emergency orders may also result in temporary closures of commercial customers’ sites. This may result in an unplanned interruption in Just Energy’s business operations and may have a material effect on Just Energy’s financial condition, operating results, cash flow and liquidity. In addition, should the lockdowns as a result of the COVID - 19 pandemic be long lasting in nature, the resulting market - wide economic impact may have a significant financial impact on Just Energy and trigger other material risks such as customer credit risks, supplier failures, liquidity risks and market - wide impact on the retail energy industry as well as capital markets. Public health crisis risks Just Energy’s business, operations, financial condition and operating results could be materially adversely affected by the outbreak of epidemics, pandemics or other health crises, such as the outbreak of COVID - 19. The international response to the spread of COVID - 19 has led to significant restrictions on travel, temporary business closures, quarantines, global stock market volatility and a general reduction in consumer activity. Such public health crises can result in operational and supply chain delays and disruptions, global stock market and financial market volatility, declining trade and market sentiment, reduced movement of people and labour shortages, and travel and shipping disruption and shutdowns, including as a result of government regulation and prevention measures, or a fear of any of the foregoing, all of which could affect commodity prices, interest rates, credit ratings, credit risk and inflation. Just Energy may experience business and operational interruptions relating to COVID - 19 and other such events outside of the Company’s control, which could have a material adverse impact on the business, financial condition, operating results and the market for the securities. The duration of the business disruptions in Canada, the U.S. and internationally cannot be reasonably estimated. It is unknown whether and how Just Energy may be affected if such a pandemic persists for an extended period of time. In particular, any impacted country or region in which the Company operates may not have sufficient public infrastructure to adequately respond to or efficiently and quickly recover from the COVID - 19 pandemic, which could have a materially adverse effect on the Company’s business, operations, financial condition and operating results. The Company has applied for certain government programs under COVID - 19 measures, including the Canada Emergency Wage Subsidy, the Utility Payment Deferral Program in Alberta and the COVID - 19 Electricity Relief Program in Texas, and if the Company is determined not to be eligible for any such programs, this could have a material and adverse impact on the Company’s business, financial condition, operating results, cash flow or liquidity. Cyber risk Just Energy’s business requires retaining important customer information that is considered private, such as name, address, banking and payment information, drivers’ licenses, and Social Security and Social Insurance numbers. Although Just Energy protects this information with restricted access and enters into cyber risk insurance policies, there could be a material adverse impact to the Company’s, reputation and customer relations should such private information be compromised due to a cyber - attack on Just Energy’s information technology systems. 32 JUST ENERGY | ANNUAL REPORT 2020

MANAGEMENT’S DISCUSSION AND ANALYSIS Just Energy’s vendors, suppliers and market operators rely on information technology systems to deliver services to Just Energy . These systems may be prone to cyber - attacks, which could result in market disruption and impact Just Energy’s business, operations, financial condition, operating results and cash flow . Just Energy is also subject to federal, state, provincial and foreign laws regarding privacy and protection of data. Changes to such data protection laws may impose more stringent requirements for compliance and impose significant penalties for non - compliance. For example, on January 1, 2020, the California Consumer Privacy Act broadly expanded the rights of California consumers and requires companies that are subject to such legislation to be significantly more transparent about how they collect, use and disclose personal information. Any failure by Just Energy to comply with federal, state, provincial and foreign laws regarding privacy and protection of data could lead to significant fines and penalties imposed by regulators, as well as claims by customers. There can be no assurance that the limitations of liability in Just Energy’s contracts would be enforceable or adequate or would otherwise protect Just Energy from any such liabilities or damages with respect to any particular claim. The successful assertion of one or more large claims against Just Energy that exceeds its available insurance coverage could have an adverse effect on the business, operations, financial condition and operating results. Information technology systems Just Energy relies on information technology (“IT”) systems to store critical information, generate financial forecasts, report financial results and make applicable securities law filings. Just Energy also relies on IT systems to make payments to suppliers, pay commissions to brokers and independent contractors, enroll new customers, send monthly bills to customers and collect payments from customers. The partial or total failure of any these systems could have a material adverse effect on Just Energy’s business, operations, financial condition or operating results or cause Just Energy to fail to meet its reporting obligations, which could result in a suspension or delisting of its common shares or other listed securities. Model risk The approach to calculation of market value and customer forecasts requires data - intensive modelling used in conjunction with certain assumptions when independently verifiable information is not available. Although Just Energy uses industry standard approaches and validates its internally developed models, should underlying assumptions prove incorrect or an embedded modelling error go undetected in the vetting process, this could result in incorrect estimates and thereby have a material adverse impact on Just Energy’s business, operations, financial condition, operating results, cash flow and liquidity. Accounting estimates risks Just Energy makes accounting estimates and judgments in the ordinary course of business. Such accounting estimates and judgments will affect the reported amounts of Just Energy’s assets and liabilities at the date of its financial statements and the reported amounts of its operating results during the periods presented. Additionally, Just Energy interprets the accounting rules in existence as at the date of its financial statements when the accounting rules are not specific to a particular event or transaction. If the underlying estimates are ultimately proven to be incorrect, or if Just Energy’s auditors or regulators subsequently interpret Just Energy’s application of accounting rules differently, subsequent adjustments could have a material adverse effect on Just Energy’s operating results for the period or periods in which the change is identified. Additionally, subsequent adjustments could require Just Energy to restate historical financial statements. Risks from adoption of new accounting standards or interpretations Implementation of and compliance with changes in accounting rules and interpretations could adversely affect Just Energy’s operating results or cause unanticipated fluctuations in its results in future periods. The accounting rules and regulations that Just Energy must comply with are complex and regularly changing. While Just Energy believes that its financial statements have been prepared in accordance with IFRS, Just Energy cannot predict the impact of future changes to accounting principles or Just Energy’s accounting policies on its financial statements going forward. Risks from deficiencies in internal control over financial reporting Just Energy may face risks if there are deficiencies in its internal control over financial reporting and disclosure controls and procedures. The Board of Directors, in coordination with the Audit Committee, is responsible for assessing the progress and sufficiency of internal control over financial reporting and disclosure controls and procedures and adjusts as necessary. Any deficiencies, if uncorrected, could result in Just Energy’s financial statements being inaccurate and in future adjustments or restatements of Just Energy’s historical financial statements, which could adversely affect the business, financial condition and operating results of Just Energy. Outsourcing and third party service agreements Just Energy has outsourcing arrangements to support its call centre’s requirements for business continuity plans and independence for regulatory purposes, billing and settlement arrangements for certain jurisdictions. Contract data input is also outsourced as is some corporate business continuity, IT development and disaster recovery functions. Should the outsourced counterparties not deliver their contracted services, Just Energy may experience service and operational gaps that could adversely impact Just Energy’s business, operations, customer retention and aggregation and cash flows. In most jurisdictions in which Just Energy operates, the LDCs currently perform billing and collection services. If the LDCs cease to perform these services, Just Energy would have to seek a third party billing provider or develop internal systems to perform these functions. This could be time consuming and expensive, which could have a material adverse effect on Just Energy’s business, operations, financial condition and operating results. ANNUAL REPORT 2020 | JUST ENERGY 33

MANAGEMENT’S DISCUSSION AND ANALYSIS 34 JUST ENERGY | ANNUAL REPORT 2020 Disruption to infrastructure Customers are reliant upon the LDCs to deliver their contracted commodity . LDCs are reliant upon the continuing availability of their distribution infrastructure . Any disruptions in this infrastructure as a result of a hurricane, act of terrorism, work stoppage due to the COVID - 19 pandemic, cyber - attack or otherwise could result in counterparties’ default and, thereafter, Just Energy enacting the force majeure clauses of their contracts . Under such severe circumstances there could be no revenue or margin for the affected areas . Additionally, any disruptions to Just Energy’s operations or sales office may also have a significant impact on Just Energy’s business, financial condition, operating results, cash flow and liquidity . Although Just Energy has insurance policies that cover business interruption and natural calamities, in certain cases, the insurance coverage may not be sufficient to cover the potential loss in whole or in part. In particular, the extent to which COVID - 19 impacts the Company’s business and operations will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the COVID - 19 outbreak; the actions taken to contain or treat the COVID - 19 outbreak; and the extent of the Company’s insurance coverage for any impact that the pandemic may have on the Company’s business and operations. OTHER RISKS Integration of acquisitions Just Energy may acquire businesses from time to time. The ability to realize the anticipated benefits of such acquisitions will depend in part on Just Energy successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as on the ability to realize the anticipated growth and potential synergies from such acquisitions into Just Energy’s current operations. There can be no assurance that Just Energy will be successful in integrating any acquired company’s operations, or that the expected benefits will be realized. Share price volatility risk Just Energy’s common shares and preferred shares currently trade on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”). The trading price of the shares has in the past been, and may in the future be, subject to significant fluctuations. These fluctuations may be caused by events related or unrelated to Just Energy’s operating performance and beyond its control. Factors such as actual or anticipated fluctuations in Just Energy’s operating results (including as a result of seasonality and volatility caused by mark to market accounting for commodity contracts), fluctuations in the share prices of other companies operating in business sectors comparable to those in which Just Energy operates, outcomes of litigation or regulatory proceedings or changes in estimates of future operating results by securities analysts, among other things, including due to the impact of COVID - 19, may have a significant impact on the market price of the common shares or preferred shares. In addition, the stock market has experienced volatility, which often has been unrelated to the operating performance of the affected companies. The preferred shares may be adversely affected by changes in market interest rates. These market fluctuations may materially and adversely affect the market price of Just Energy’s common shares and preferred shares, which may make it more difficult for shareholders to sell their shares. On March 23, 2020, the Company received written notification from the NYSE that it was not in compliance with the standard set forth in Rule 802.01C of the NYSE Listed Company Manual that requires listed companies to maintain an average closing share price of at least US$1.00 over a consecutive 30 trading - day period. The Company has six months following the receipt of the noncompliance notice (which has been extended to December 2, 2020 due to COVID - 19) to cure the deficiency and regain compliance. Under the NYSE rules, the Company can regain compliance at any time during the six - month cure period if, on the last trading day of any calendar month during the cure period, its common stock has a closing share price of at least US$1.00 and an average closing share price of at least US$1.00 over the 30 trading - day period ending on the last trading day of that month. Failure to regain compliance during the cure period or the Company’s failure to maintain other listing requirements could lead to a delisting. Management and employee risk Just Energy’s future success will depend on, among other things, its ability to keep the services of its executives and to hire other highly qualified employees at all levels. Just Energy will compete with other potential employers for employees, and may not be successful in hiring and keeping the services of executives and other employees that it needs. The loss of the services of, or the inability to hire, executives or key employees could hinder Just Energy’s business operations and growth. In addition, there is a risk that executives and key employees of Just Energy could contract COVID - 19 and be unable to provide services to Just Energy, thereby adversely affecting Just Energy’s business and operations. Additionally, while the Company has modified or restricted certain business and workforce practices (including employee travel, presence at employee work locations and physical participation in meetings, events and conferences) to protect the health and safety of the Company’s workforce, and to conform to government orders and best practices encouraged by governmental and regulatory authorities, Just Energy depends on its workforce to operate its business and deliver its products and provide services to customers. If a large portion of the Company’s operational workforce were to contract COVID - 19, Just Energy would rely upon its business continuity plans in an effort to continue operations, but there is no certainty that such measures would be sufficient to mitigate the adverse impact to the Company’s operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS ANNUAL REPORT 2020 | JUST ENERGY 35 Risks related to the preferred shares Dividends paid on the preferred shares to a U.S. holder (or other non - resident holder) may be subject to Canadian withholding tax Since Just Energy is incorporated in Canada, dividends on preferred shares paid or credited or deemed to be paid or credited to a non - resident holder will be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividends, subject to any reduction in the rate of withholding to which the non - resident holder is entitled under any applicable income tax treaty or convention between Canada and the country in which the non - resident holder is resident. For example, where a non - resident holder is a resident of the United States, is fully entitled to the benefits under the Canada - United States Tax Convention (1980), as amended, and is the beneficial owner of the dividend, the applicable rate of Canadian withholding tax is generally reduced to 15% of the amount of such dividend. On December 2, 2019, the Board suspended the dividend on the preferred shares. The preferred shares represent perpetual equity interests in the Company The preferred shares represent perpetual equity interests in Just Energy and, unlike Just Energy’s indebtedness, will not give rise to a claim for payment of a principal amount at a particular date. As a result, holders of the preferred shares may be required to bear the financial risks of an investment in the preferred shares for an indefinite period of time. In addition, the preferred shares will rank junior in right of payment to all Just Energy’s existing and future indebtedness (including indebtedness outstanding under the credit facility, the 8.75% loan facility, the 6.5% convertible bonds and the 6.75% $100 million and $160 million convertible debentures) and other liabilities, and any other senior securities the Company may issue in the future with respect to assets available to satisfy claims against Just Energy. The preferred shares have not been rated The Company has not sought to obtain a rating for the preferred shares, and the preferred shares may never be rated. It is possible, however, that one or more rating agencies might independently determine to assign a rating to the preferred shares or that the Company may elect to obtain a rating of the preferred shares in the future. In addition, the Company may elect to issue other securities for which Just Energy may seek to obtain a rating. If any ratings are assigned to the preferred shares in the future or if Just Energy issues other securities with a rating, such ratings, if they are lower than market expectations or are subsequently lowered or withdrawn, could adversely affect the market for or the market value of the preferred shares. Ratings only reflect the views of the issuing rating agency or agencies and such ratings could at any time be revised downward or withdrawn entirely at the discretion of the issuing rating agency. A rating is not a recommendation to purchase, sell or hold any particular security, including the preferred shares. Ratings do not reflect market prices or suitability of a security for a particular investor and any future rating of the preferred shares may not reflect all risks related to the Company or the Company’s business, or the structure or market value of the preferred shares. The preferred shares are subordinated to Just Energy’s existing and future indebtedness, and a purchaser’s interests could be diluted by the issuance of additional equity interests in the Company, including additional preferred shares, and by other transactions The preferred shares are subordinated to all of Just Energy’s existing and future indebtedness (including indebtedness outstanding under the credit facility, the 8.75% loan facility, the 6.5% convertible bonds and the 6.75% $100 million and $160 million convertible debentures). Therefore, if Just Energy becomes bankrupt, liquidates the assets, reorganizes or enters into certain other transactions, the Company’s assets will be available to pay its obligations with respect to the preferred shares only after the Company has paid all of its existing and future indebtedness in full. There may be insufficient assets remaining following such payments to make any payments to holders of the preferred shares then outstanding. In addition, a significant amount of Just Energy’s business is conducted through its subsidiaries. None of Just Energy’s subsidiaries have guaranteed or otherwise become obligated with respect to the preferred shares and, as a result, the preferred shares will be structurally subordinated to all liabilities and other obligations of the Company’s subsidiaries. Accordingly, Just Energy’s right to receive assets from any of its subsidiaries upon its bankruptcy, liquidation or reorganization, and the right of holders of preferred shares to participate in those assets, is structurally subordinated to claims of that subsidiary’s creditors, including trade creditors. Even if the Company were a creditor of any of its subsidiaries, its rights as a creditor would be subordinate to any security interest in the assets of that subsidiary and any indebtedness of that subsidiary senior to that held by the Company; also see section “Risk factors related to the CBCA proceedings” above for further details. Investors should not expect Just Energy to redeem the preferred shares on the date the preferred shares become redeemable by the Company or on any particular day afterwards The preferred shares have no maturity or mandatory redemption date and are not redeemable at the option of investors under any circumstances . The preferred shares may be redeemed by Just Energy at its option at any time on or after March 31 , 2022 , in whole or in part, out of funds legally available for such redemption, at a redemption price of US $ 25 . 00 per preferred share plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption, whether or not declared. Any decision the Company may make at any time to redeem the preferred shares will depend upon, among other things, Just Energy’s evaluation of its cash and capital position and general market conditions at that time and will be subject to limitations contained in the documents governing its indebtedness; also see section “Risk factors related to the CBCA proceedings” above for further details. The Change of Control Conversion Right may make it more difficult for a party to acquire Just Energy or discourage a party from acquiring Just Energy The Change of Control Conversion Right may have the effect of discouraging a third party from making an acquisition proposal to Just Energy or of delaying, deferring or preventing certain change of control transactions under circumstances that otherwise could provide the holders of the common shares and preferred shares with the opportunity to realize a premium over the then - current market price of such equity securities or that unitholders may otherwise believe is in their best interests.

MANAGEMENT’S DISCUSSION AND ANALYSIS Just Energy is prevented from paying cash dividends on the Series A preferred shares Holders of preferred shares do not have a right to dividends on such shares unless declared or set aside for payment by the Company’s Board of Directors. No dividends on preferred shares shall be authorized by Just Energy’s Board of Directors or paid, declared or set aside for payment by the Company at any time when the authorization, payment, declaration or setting aside for payment would be unlawful under the Canada Business Corporations Act or any other applicable law, or when the terms and provisions of any limiting documents, including the credit facility, prohibit the authorization, payment, declaration or setting aside for payment thereof or provide that the authorization, payment, declaration or setting aside for payment thereof would constitute a breach of such documents. Legal proceedings Just Energy’s subsidiaries are party to a number of legal proceedings. Other than as set out below, Just Energy believes that each proceeding constitutes legal matters that are incidental to the business conducted by Just Energy and that the ultimate disposition of the proceedings will not have a material adverse effect on its consolidated earnings, cash flows or financial position. In March 2012, Davina Hurt and Dominic Hill filed a lawsuit against Commerce Energy Inc. (“Commerce”), Just Energy Marketing Corp. and the Company in the Ohio Federal Court claiming entitlement to payment of minimum wage and overtime under Ohio wage claim laws and the Federal Fair Labor Standards Act (“FLSA”) on their own behalf and similarly situated door - to - door sales representatives who sold for Commerce in certain regions of the United States. The Court granted the plaintiffs’ request to certify the lawsuit as a class action. Approximately 1,800 plaintiffs opted into the federal minimum wage and overtime claims, and approximately 8,000 plaintiffs were certified as part of the Ohio state overtime claims. On October 6, 2014, the jury refused to find a willful violation but concluded that certain individuals were not properly classified as outside salespeople in order to qualify for an exemption under the minimum wage and overtime requirements. On September 28, 2018, the Court issued a final judgment, opinion and order. Just Energy filed its appeal to the Court of Appeals for the Sixth Circuit on October 25, 2018. Oral testimony was heard on October 24, 2019. A decision is pending. Just Energy strongly believes it complied with the law which is consistent with the recent findings in Encino Motorcars, LLC v. Navarro, 138 S. Ct. 1134, 1142 (2018) and Kevin Flood, et al. v. Just Energy Marketing Group, et al. 2d Circular No. 17 - 0546. In August 2013, Levonna Wilkins, a former door - to - door independent contractor for Just Energy Marketing Corp. (“JEMC”), filed a lawsuit against Just Energy Illinois Corp., Commerce Energy Inc., JEMC and the Company (collectively referred to as “Just Energy”) in the Illinois Federal District Court claiming entitlement to payment of minimum wage and overtime under Illinois wage claim laws and the FLSA on her own behalf and similarly situated door - to - door sales representatives who sold in Illinois. On March 13, 2015, the Court certified the class of Illinois sales representatives who sold for Just Energy Illinois and Commerce, and on June 16, 2016, the Court granted Just Energy’s motion for reconsideration which revised the class definition to exclude sales representatives who sold for Commerce. A trial commenced on August 5, 2019. On August 12, 2019, the jury ruled in favour of Just Energy, dismissing all claims of the Illinois class members. The plaintiff filed her appeal to the Court of Appeals for the Seventh Circuit (the “Seventh Circuit”) on September 10, 2019. On February 19, 2020, with the agreement of the parties, the Seventh Circuit dismissed the appeal. The decision to dismiss all of the claims of the Illinois class members is final. In May 2015, Kia Kordestani, a former door - to - door independent contractor sales representative for Just Energy Corp., filed a lawsuit against Just Energy Corp., Just Energy Ontario L.P. and the Company (collectively referred to as “Just Energy”) in the Superior Court of Justice, Ontario, claiming status as an employee and seeking benefits and protections of the Employment Standards Act, 2000 such as minimum wage, overtime pay, and vacation and public holiday pay on his own behalf and similarly situated door - to - door sales representatives who sold in Ontario. On Just Energy’s request, Mr. Kordestani was removed as a plaintiff but replaced with Haidar Omarali, also a former door - to - door sales representative. On July 27, 2016, the Court granted Omarali’s request for certification, refused to certify Omarali’s request for damages on an aggregate basis, and refused to certify Omarali’s request for punitive damages. Omarali’s motion for summary judgment was dismissed in its entirety on June 21, 2019. A trial date has been set commencing November 15, 2021. On July 23, 2019, Just Energy announced that, as part of its Strategic Review process, management identified customer enrolment and non - payment issues, primarily in Texas. In response to this announcement, and in some cases in response to this and other subsequent related announcements, putative class action lawsuits have been filed in the United States District Court for the Southern District of New York, in the United States District Court for the Southern District of Texas and in the Ontario Superior Court of Justice, on behalf of investors that purchased Just Energy Group Inc. securities during various periods, ranging from November 9, 2017 through August 19, 2019. The U.S. lawsuits seek damages allegedly arising from violations of the United States Securities Exchange Act. The Ontario lawsuit seeks damages allegedly arising from violations of Canadian securities legislation and of common law. The U.S. lawsuits and the Ontario lawsuits have been consolidated, each with one lead plaintiff. Just Energy denies the allegations and will vigorously defend these claims. In March of 2020, the seller representative with respect to the acquisition of Filter Group Inc. (the “Claimant”) delivered a Notice of Dispute under the purchase agreement among the Claimant, Just Energy, a subsidiary of Just Energy (the “Buyer”) and other sellers with respect to the purchase of Filter Group Inc. by the Buyer on September 10, 2018 (the “Purchase Agreement”). In this arbitral proceeding, the Claimant alleges, among other things, that the Buyer breached its responsibilities by failing to conduct the business of Filter Group Inc. in a commercially reasonable manner to reduce or avoid the achievement of the EBITDA targets contained in the Purchase Agreement and failed to honour the obligations to the Claimant that would have been owing had the target EBITDA been achieved in the first period under the Purchase Agreement. The Claimant seeks, among other things, the immediate exchange of the 9,500,000 class A special shares of the Buyer for common shares of Just Energy, being the number of common shares of Just Energy that would be exchanged if the entire earn - out under the Purchase Agreement was achieved. Just Energy denies the allegations and will vigorously defend the proceeding. 36 JUST ENERGY | ANNUAL REPORT 2020

MANAGEMENT’S DISCUSSION AND ANALYSIS ANNUAL REPORT 2020 | JUST ENERGY 37 Controls and procedures DISCLOSURE CONTROLS AND PROCEDURES Both the chief executive officer (“CEO”) and chief financial officer (“CFO”) have designed, or caused to be designed under their supervision, the Company’s disclosure controls and procedures which provide reasonable assurance that: (i) material information relating to the Company is made known to management by others, particularly during the period in which the annual and interim filings are being prepared; and (ii) information required to be disclosed by the Company in its annual and interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time period specified in securities legislation. The CEO and CFO are assisted in this responsibility by a Disclosure Committee composed of senior management. The Disclosure Committee has established procedures so that it becomes aware of any material information affecting Just Energy to evaluate and communicate this information to management, including the CEO and CFO as appropriate, and determine the appropriateness and timing of any required disclosure. Based on the foregoing evaluation, conducted by or under the supervision of the CEO and CFO of the Company’s Internal Control over Financial Reporting (“ICFR”) in connection with the Company’s financial year - end, it was concluded that because of the material weakness described below, the Company’s disclosure controls and procedures were not effective. INTERNAL CONTROL OVER FINANCIAL REPORTING Both the CEO and CFO have designed, or caused to be designed under their supervision, the Company’s ICFR which has been affected by the Board of Directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. Based on that evaluation, the CEO and CFO concluded that because of the material weakness described below, the Company’s ICFR was not effective. Identification of material weaknesses in reconciliation and estimation of certain balance sheet accounts During the quarter ended March 31, 2020, and following our discovery of certain historical errors related to our Cost of sales and trade accounts payable and other captions within our Consolidated Financial Statements for the year ended March 31, 2019 and other historical periods, as discussed elsewhere in this Management’s Discussion and Analysis, and in accordance with the internal control reporting requirements, our management completed an assessment of the effectiveness of our ICFR as at March 31, 2020. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control — Integrated Framework (2013) . The COSO framework summarizes each of the components of a company’s internal control system, including the : (i) control environment ; (ii) control activities (process - level controls) ; (iii) risk assessment ; (iv) information and communication; and (v) monitoring activities. The COSO framework defines a “material weakness” as a deficiency, or combination of deficiencies, that results in a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. Management’s evaluation of our ICFR identified material weaknesses resulting from several design and operational control deficiencies within the system of internal control that allowed these errors to manifest and the failure to detect them for an extended period of time, as follows: Control activities and monitoring The Company did not design or maintain effective control activities and monitoring activities over the following: The Company did not design an effective control activity regarding our reconciliation and estimation procedures as disclosed within the restatement tables of Note 5 of the consolidated financial statements for the year ended March 31, 2020. Specifically, the Company did not establish, to an appropriate degree of precision, a control to identify material misstatements regarding differences between commodity suppliers’ payables and accruals initial estimates and final costs incurred, including establishing lookback procedures related to such estimates. Further, the Company did not design, to an appropriate degree of precision, a control to fully reconcile certain of the trade accounts payable and other accounts, which also included certain reclassifications to other balance sheet accounts. The Company did not maintain monitoring of the design of certain aspects of the financial statement close process. Specifically, both the finance and operations teams did not coordinate activities to explain certain balance sheet reconciliations. Additionally, the Company did not design effective controls to prevent or detect misstatements during the operation of the financial statement close process, including finalization of the trial balance to the preparation of financial statements in fiscal 2020 and previous periods. A material weakness is a deficiency, or a combination of deficiencies, in ICFR, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis . Due to the aforementioned adjustments, management identified material weaknesses for the year ended March 31 , 2020 . Remediation of material weaknesses in ICFR Management is committed to the planning and implementation of remediation efforts to address the material weakness, as well as to foster improvement in the Company’s internal controls . These remediation efforts are underway and are intended to address the identified material weakness and enhance the overall financial control environment . While performing year - end close procedures for fiscal 2020 , the Company engaged third parties to assist the Company in addressing the identified material weaknesses and made operational and financial reporting control changes throughout the organization . Management is enhancing its system of internal control methodology to foster a stronger interaction between the Company’s finance and operations teams to produce more precise information for accruals and reconciliation performance by requiring both teams to

MANAGEMENT’S DISCUSSION AND ANALYSIS 38 JUST ENERGY | ANNUAL REPORT 2020 participate in reconciliation and monitoring activities. The Company has deployed a formal balance sheet reconciliation policy across the organization, trained accountants and other participants to perform reconciliations, and instituted a quality review of certain reconciliations within the Company. To further remediate the material weakness identified herein, the management team, including the CEO and CFO, have reaffirmed and re - emphasized the importance of internal control as part of its commitment to competence, control consciousness and to fostering a strong control environment . The Company hired a full - time chief accounting officer and a full - time controller, both with expertise in finance and accounting, and within the retail energy sector . The remediation of these material weaknesses is ongoing, as not enough time has elapsed in order to conclude that the remediation efforts are operating effectively . No assurance can be provided at this time that the actions and remediation efforts the Company has taken or will implement will effectively remediate the material weaknesses described above or prevent the incidence of other significant deficiencies or material weaknesses in the Company’s internal controls over financial reporting in the future. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving our stated goals under all potential future conditions. Identification and remediation of previously identified material weakness within fiscal 2020 During the quarters ended December 31, 2018, March 31, 2019, and June 30, 2019, management failed to effectively operate the control designed to capture appropriate expected credit loss rates to be reflected in the estimated allowance for doubtful accounts in the Texas residential market and the U.K. market. This material weakness arose due to insufficient analysis of a rapid deterioration of the aging of the Company’s accounts receivable caused by operational enrolment deficiencies in the Texas market, and due to operational and accounts receivable non - collection issues in the U.K. market. On July 23, 2019, the Company announced operational measures implemented in the Texas residential market to address identified customer enrolment issues arising during prior periods that led to additional overdue accounts being identified during the quarter ended June 30, 2019 that were impaired. Management identified these issues through operating controls related to the expected credit loss calculation. Management identified an impairment of certain accounts receivable within the Texas residential markets of $ 58 . 6 million at June 30 , 2019 , of which $ 34 . 5 million relates to the quarter ended December 31 , 2018 , $ 19 . 2 million relates to the quarter ended March 31 , 2019 and $ 4 . 9 million relates to the quarter ended June 30 , 2019 . During the operation of the same control that identified the Texas enrolment and collections impairment at June 30, 2019, the Company determined the allowance for doubtful accounts related to the U.K. receivables required an adjustment of $74.1 million at June 30, 2019 of which $40.1 million relates to the quarter ended December 31, 2018, $17.4 million relates to the quarter ended March 31, 2019 and $16.6 million relates to the quarter ended June 30, 2019. During the quarter ended June 30, 2019, the Company made operational and financial reporting control changes throughout the organization and engaged third parties to advise the Company regarding this material weakness. A material weakness is a deficiency, or a combination of deficiencies, in ICFR, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. Due to the aforementioned adjustments, management identified a material weakness after issuing the financial statements for the year ended March 31, 2019. Management enhanced its methodology that quantifies and contemplates the aging profile of receivables, and recent collection history, in a more disaggregated manner than the model utilized in previous periods and trained the finance team in the use of the enhanced model. Management also installed more granular operational controls to more timely monitor emerging bad debt issues. As at March 31, 2020, management has concluded it has completed remediation efforts of this material weakness. Changes in internal control over financial reporting Other than as described above, there were no changes in ICFR during the last fiscal quarter that materially affected, or are reasonably likely to materially affect, ICFR . INHERENT LIMITATIONS A control system, no matter how well conceived and operated, can only provide reasonable, not absolute, assurance that its objectives are met. Due to these inherent limitations in such systems, no evaluation of controls can provide absolute assurance that all control issues within any company have been detected. Accordingly, Just Energy’s disclosure controls and procedures are designed to provide reasonable, not absolute, assurance that the Company’s disclosure control and procedure objectives are met.

ANNUAL REPORT 2020 | JUST ENERGY 39 MANAGEMENT’S DISCUSSION AND ANALYSIS Corporate governance Just Energy is committed to maintaining transparency in its operations and ensuring its approach to governance meets all recommended standards. Full disclosure of Just Energy’s compliance with existing corporate governance rules is available at investors.justenergy.com and is included in Just Energy’s Management Proxy Circular. Just Energy actively monitors the corporate governance and disclosure environment to ensure timely compliance with current and future requirements. Outlook In fiscal 2020, Just Energy committed to reducing the overhead costs in the business and significantly improving the quality of the customer book. In fiscal 2020, the Company achieved a total reduction in spend (overhead and capital) of approximately $70 million relative to fiscal 2019. In fiscal 2021, the Company expects to benefit from the full run - rate of these savings and achieve a sustainable spending rate of approximately $100 million less than fiscal 2019. The Company is committed to continuously evaluating all spend and identifying future opportunities to streamline the business. The recent market exits demonstrate Just Energy’s commitment to focus on its North American operations. The sales of the U.K., Ireland and Japan operations are now complete, as is the sale of the Company’s Georgia assets, and Just Energy continues to actively evaluate the optimal strategy for the remaining non - core operations, particularly value - added products considering the Company’s renewed focus on its commodity business. Just Energy remains committed to move forward as an independent business at this time and has presented a Recapitalization plan to assist the Company with its longer - term capital requirements. This plan provides Just Energy liquidity to strengthen and de - risk the business, positioning the Company for sustainable growth as an independent industry leader. This plan allows for business as usual for employees, customers and suppliers, all enhanced by the relationship with a financially stronger Just Energy as each will not be affected by the Recapitalization plan. Given the uncertainty associated with COVID - 19, and the impact it has had on sales, the Company is providing a wider than normal guidance range of between $130 million and $160 million of Base EBITDA for fiscal 2021. The Company also expects to achieve between $70 million and $100 million of unlevered free cash flow in fiscal 2021 subject to the extent that management decides to reduce extended supplier payables. As the year progresses and the Company has a clearer understanding of the impact of the pandemic, and upon consummating the Recapitalization, the Company will revisit its guidance.

40 JUST ENERGY | ANNUAL REPORT 2020 Management’s responsibility for financial reporting The accompanying consolidated financial statements of Just Energy Group Inc. and all the information in this annual report are the responsibility of management and have been approved by the Board of Directors. The consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The consolidated financial statements include some amounts that are based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the consolidated financial statements are presented fairly, in all material respects. Financial information presented elsewhere in this annual report has been prepared on a consistent basis with that in the consolidated financial statements. Just Energy Group Inc. maintains systems of internal accounting and administrative controls. These systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company assets are properly accounted for and adequately safeguarded. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee. The Audit Committee is appointed by the Board of Directors and is composed entirely of non - management directors. The Audit Committee meets periodically with management and the external auditors, to discuss auditing, internal controls, accounting policy and financial reporting matters. The committee reviews the consolidated financial statements with both management and the external auditors and reports its findings to the Board of Directors before such statements are approved by the Board. The consolidated financial statements have been audited by Ernst & Young LLP, the external auditors, in accordance with the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. The external auditors have full and free access to the Audit Committee, with and without the presence of management, to discuss their audit and their findings as to the integrity of the financial reporting and the effectiveness of the system of internal controls. On behalf of Just Energy Group Inc. Jim Brown Chief Financial Officer Scott Gahn Chief Executive Officer Toronto, Canada July 8, 2020 /s/ Scott Gahn /s/ Jim Brown

ANNUAL REPORT 2020 | JUST ENERGY 41 /s/ Scott Gahn /s/ Jim Brown Management’s report on internal control over financial reporting The management of Just Energy Group Inc. (the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting, and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Management has used “Internal Control – Integrated Framework” to evaluate the effectiveness of internal control over financial reporting, which is a recognized and suitable framework developed by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (COSO). Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management has evaluated the design and operation of the Company’s internal control over financial reporting as of March 31, 2020, and has concluded that such internal control over financial reporting was not effective as a result of identifying a material weakness as described in the Company’s management’s discussion and analysis – July 8, 2020. Ernst & Young LLP, the independent auditors appointed by the shareholders of the Company who have audited the consolidated financial statements, have also audited internal control over financial reporting and have issued their report on the following page of this annual report. Jim Brown Chief Financial Officer Scott Gahn Chief Executive Officer Toronto, Canada July 8, 2020

Report of independent registered public accounting firm To the Shareholders and Board of Directors of Just Energy Group Inc. OPINION ON INTERNAL CONTROL OVER FINANCIAL REPORTING We have audited Just Energy Group Inc.’s internal control over financial reporting as of March 31, 2020, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (“COSO criteria”). In our opinion, because of the effect of the material weaknesses described below on the achievement of the objectives of the control criteria, Just Energy Group Inc. (the “Company”) has not maintained effective internal control over financial reporting as of March 31, 2020, based on the COSO criteria. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment: i) design of the controls over reconciliation and estimation procedures in Commodity suppliers’ payables and accruals and cost of goods sold and ii) an aggregation of deficiencies within the financial statement close process impacting the control activities and monitoring components of the COSO framework. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statements of financial position as of March 31, 2020 and 2019, and the related consolidated statements of loss, comprehensive loss, changes in shareholders’ deficit and cash flows for the years then ended and the related notes. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the 2020 and 2019 consolidated financial statements, and this report does not affect our report dated July 8, 2020, which expressed an unqualified opinion thereon that included an explanatory paragraph regarding the Company’s ability to continue as a going concern. BASIS FOR OPINION Just Energy Group Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Discussion and Analysis. Our responsibility is to express an opinion on Just Energy Group Inc.’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to Just Energy Group Inc. in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion. DEFINITION AND LIMITATIONS OF INTERNAL CONTROL OVER FINANCIAL REPORTING A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements . Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate . /s/ Ernst & Young LLP Chartered Professional Accountants Licensed Public Accountants Toronto, Canada July 8, 2020 42 JUST ENERGY | ANNUAL REPORT 2020

ANNUAL REPORT 2020 | JUST ENERGY 43 Report of independent registered public accounting firm To the Shareholders and Board of Directors of Just Energy Group Inc. OPINION ON THE CONSOLIDATED FINANCIAL STATEMENTS We have audited the accompanying consolidated statements of financial position of Just Energy Group Inc. as of March 31, 2020 and 2019, and the related consolidated statements of loss, comprehensive loss, changes in shareholders’ deficit and cash flows for each of the two years in the period ended March 31, 2020 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Just Energy Group Inc. at March 31, 2020 and 2019, and its financial performance and its cash flows for the years then ended, in conformity with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), Just Energy Group Inc.’s internal control over financial reporting as of March 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organization of the Treadway Commission (“COSO”) and our report dated July 8, 2020 expressed an adverse opinion on the effectiveness of Just Energy Group Inc.’s internal control over financial reporting. JUST ENERGY GROUP INC.’S ABILITY TO CONTINUE AS A GOING CONCERN The accompanying consolidated financial statements have been prepared assuming that Just Energy Group Inc. will continue as a going concern. As discussed in Note 3 to the financial statements, Just Energy Group Inc.’s credit facility with syndicate lenders matures within the next 12 months and has been classified in the consolidated financial statements as a current liability and contributes to the net current liability position at March 31, 2020. Just Energy Group Inc. has stated that these conditions, along with other matters as set forth in Note 3, indicate the existence of material uncertainties that raise substantial doubt about Just Energy Group Inc.’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. RESTATEMENT OF 2019 FINANCIAL STATEMENTS As discussed in Note 5 to the consolidated financial statements, the 2019 consolidated financial statements have been restated to correct a misstatement. BASIS FOR OPINION These consolidated financial statements are the responsibility of Just Energy Group Inc.’s management. Our responsibility is to express an opinion on Just Energy Group Inc.’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to Just Energy Group Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion. /s/ Ernst & Young LLP Chartered Professional Accountants Licensed Public Accountants We have served as Just Energy Group Inc.’s auditor since 2011 Toronto, Canada July 8, 2020

Consolidated statements of financial position As at March 31 (in thousands of Canadian dollars) 2 0 1 9 2 0 1 8 Notes 2020 (Restated – Note 5) (Restated – Note 5) ASSETS Current assets Cash and cash equivalents $ 2 6 , 0 93 $ 9 , 88 8 $ 4 8 , 8 6 1 Restricted cash 4 , 3 2 6 4 , 0 4 8 3 , 5 15 Trade and other receivables, net 8 4 03 , 9 0 7 7 05 , 2 2 1 6 5 8 , 8 4 4 Gas in storage 6 , 1 7 7 2 , 9 43 2 , 3 4 2 Fair value of derivative financial assets 13 36 , 3 53 1 4 4 , 5 1 2 2 1 8 , 7 6 9 Income taxes recoverable 6 , 6 41 1 8 , 97 3 5 , 6 1 7 Other current assets 9 2 03 , 2 7 0 2 0 6 , 4 2 5 1 1 2 , 2 1 4 686 , 7 6 7 1 , 0 92 ,0 1 0 1 , 05 0 , 1 6 2 Non - current assets Investments 10 3 2 , 8 8 9 3 6, 8 9 7 3 6 , 3 1 4 Property and equipment, net 11 28 , 7 9 4 2 5 , 8 6 2 1 8 , 8 9 3 Intangible assets, net 12 3 7 0 , 9 5 8 4 7 2 ,6 5 6 4 0 1 , 92 6 Fair value of derivative financial assets 13 28 , 7 9 2 9 , 2 5 5 6 4 , 6 6 2 Deferred income tax assets 19 3 , 5 72 4 , 2 3 8 9 , 4 4 9 Other non - current assets 9 5 6 , 45 0 4 9 , 5 1 2 1 9 , 9 8 7 24 52 1 , 45 5 5 98 , 4 2 0 5 5 1 , 2 3 1 Assets classified as held for sale 7 , 61 1 8 , 97 1 – 5 2 9 , 0 6 6 6 0 7 , 3 9 1 5 5 1 , 2 3 1 TOTAL ASSETS $ 1,215,833 $ 1,699,401 $ 1,601,393 LIABILITIES Current liabilities Trade and other payables 14 $ 685,665 $ 8 7 0 , 0 83 $ 64 8 , 9 9 7 Deferred revenue 15 8 52 43 , 2 2 8 3 8 , 7 1 0 Income taxes payable 5 , 7 9 9 1 1 , 8 9 5 5 , 4 8 6 Fair value of derivative financial liabilities 13 1 1 3 , 43 8 7 9 ,3 8 7 8 6, 2 8 8 Provisions 1 , 5 2 9 7 , 2 05 4 , 7 14 Current portion of long - term debt 16 2 53 , 485 4 7 9 , 1 0 1 1 2 1 ,4 5 1 1 , 06 0 , 7 68 1 , 4 9 0 , 8 9 9 905 , 64 6 Non - current liabilities Long - term debt 16 5 28 , 518 2 4 6, 2 7 1 4 2 2 , 053 Fair value of derivative financial liabilities 13 7 6 , 2 68 63 ,6 5 8 5 1 , 8 7 1 Deferred income tax liabilities 19 2 , 9 3 1 4 , 1 2 4 6 , 9 1 8 Other non - current liabilities 7 3 7 , 7 3 0 6 1 , 3 3 9 5 7 , 3 4 9 24 6 4 5 , 4 47 3 7 5 , 3 9 2 5 3 8 , 1 91 Liabilities relating to assets classified as held for sale 4 , 906 5, 2 0 0 – 6 5 0 , 3 5 3 38 0 , 5 9 2 5 3 8 , 1 91 TOTAL LIABILITIES $ 1,711,121 $ 1,871,491 $ 1,443,837 SHAREHOLDERS’ EQUITY (DEFICIT) Shareholders’ capital 20 $ 1,246,829 $ 1,235,503 $ 1,215,826 Equity component of convertible debentures 1 3 ,0 2 9 1 3 , 0 2 9 1 3 , 0 29 Contributed deficit ( 2 9 , 8 2 6 ) ( 2 5, 5 4 0 ) ( 2 2 , 6 9 3 Accumulated deficit (1 , 8 0 9 , 5 5 7 ) ( 1 , 4 7 3 , 7 7 6 ) ( 1 , 1 4 0 , 1 1 8 Accumulated other comprehensive income 8 4 ,6 51 7 9 , 0 9 3 9 1 , 9 3 4 Non - controlling interest (4 14 ) ( 3 9 9 ) ( 4 2 2 TOTAL SHAREHOLDERS’ EQUITY (DEFICIT) ( 4 95 , 2 8 8 ) ( 1 7 2 , 09 0 ) 1 5 7 ,5 5 6 TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT) $ 1,215,833 $ 1,699,401 $ 1,601,393 ) ) ) Basis of presentation (Note 3b) Commitments and Contingencies (Note 25) See accompanying notes to the consolidated financial statements /s/ Scott Gahn Scott Gahn Chief Executive Officer and President 44 JUST ENERGY | ANNUAL REPORT 2020 /s/ H. Clark Hollands H. Clark Hollands Corporate Director

ANNUAL REPORT 2020 | JUST ENERGY 45 CONTINUING OPERATIONS Sales Cost of goods sold 17 7 $ 2,772,809 2 , 1 36 , 45 6 $ 3,038,438 2 , 3 5 9 , 8 6 7 GROSS MARGIN 636 , 3 53 6 7 8, 5 7 1 EXPENSES (INCOMES) Administrative ( 1 6 7 , 9 3 6 ) ( 1 6 5 , 3 2 8 Selling and marketing ( 2 2 0 , 8 2 0 ) ( 2 1 1 , 7 3 8 Other operating expenses 2 2 ( a ) (1 33 , 9 4 8 ) ( 1 5 6 , 3 99 Restructuring costs – ( 1 4 , 8 4 4 Finance costs 1 6 ( 1 06 , 9 4 5) (8 7 , 7 7 9 Unrealized loss of derivative instruments and other 7, 13 ( 2 1 3 , 4 1 7 ) (8 7 ,4 5 9 Realized loss of derivative instruments 7 ( 2 4 , 3 8 6 ) ( 83 , 7 76 Other income, net 1 8 3 2 , 6 60 2 , 3 12 Impairment of goodwill, intangible assets and other 1 2 ( 9 2, 4 0 1) – Loss from continuing operations before income taxes ( 2 9 0 , 8 4 0) ( 1 2 6 , 4 4 0) Provision for income taxes 19 7 , 3 9 3 1 1 , 8 3 2 LOSS FROM CONTINUING OPERATIONS $ (298,233) $ ( 1 3 8 , 2 7 2 DISCONTINUED OPERATIONS Loss from discontinued operations 2 4 ( 1 1 , 4 2 6 ) ( 1 2 8, 2 5 9 LOSS FOR THE YEAR $ (309,659) $ ( 2 6 6 , 5 3 1) Attributable to: Shareholders of Just Energy $ (298,160) $ (138,080 Discontinued operations Non - controlling interest 2 4 ( 1 1 , 4 2 6 ) ( 7 3) ( 1 2 8, 2 5 9 ( 1 9 2 LOSS FOR THE YEAR $ (309,659) $ ( 2 6 6 , 5 3 1) Loss per share from continuing operations 23 Basic $ ( 2 . 0 5) $ ( 1 . 0 0 Diluted $ ( 2 . 0 5) $ ( 1 . 0 0 Loss per share from discontinued operations 24 Basic $ ( 0. 0 7 ) $ ( 0 . 86 Diluted $ ( 0. 0 7 ) $ ( 0 . 86 Loss per share available to shareholders 23 Basic $ ( 2 . 1 2 ) $ ( 1 . 86 Diluted $ ( 2 . 1 2 ) $ ( 1 . 86 Consolidated statements of loss For the years ended March 31 (in thousands of Canadian dollars, except where indicated and per share amounts) 2 0 19 Notes 2020 (Restated – Note 5) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) See accompanying notes to the consolidated financial statements

46 JUST ENERGY | ANNUAL REPORT 2020 LOSS FOR THE YEAR $ (309,659) $ ( 2 6 6 , 5 3 1) Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods: Unrealized gain on translation of foreign operations, net of tax 3 , 5 51 6 , 7 0 8 Unrealized loss on translation of foreign operations from discontinued operations ( 9 ,60 3 ) ( 1 , 6 86 Gain on translation of foreign operations disposed and reclassified to consolidated statement of loss 24 1 1 , 6 1 0 – 5 , 558 5 , 0 2 2 TOTAL COMPREHENSIVE LOSS FOR THE YEAR, NET OF TAX $ (304,101) $ ( 2 6 1 ,50 9 Total comprehensive loss attributable to: Shareholders of Just Energy Non - controlling interest $ (304,028) ( 7 3) $ ( 2 6 1 , 3 1 7 ( 1 9 2 TOTAL COMPREHENSIVE LOSS FOR THE YEAR, NET OF TAX $ (304,101) $ ( 2 6 1 ,50 9 Consolidated statements of comprehensive loss For the years ended March 31 (in thousands of Canadian dollars) 2 0 19 N ot e s 2 0 20 (Restated – Note 5) ) ) ) ) ) See accompanying notes to the consolidated financial statements

ANNUAL REPORT 2020 | JUST ENERGY 47 ATTRIBUTABLE TO THE SHAREHOLDERS Accumulated earnings Accumulated earnings, beginning of year, as previously reported 7 $ 450,032 $ 7 7 5 , 350 Restatement 5 – ( 5 8 , 97 9 ) Accumulated earnings, beginning of year, as restated $ 450,032 $ 7 1 6 , 3 71 Loss for the year as reported, attributable to shareholders ( 3 0 9 , 5 8 6 ) ( 2 6 6 , 3 3 9) Accumulated earnings, end of year $ 140,446 $ 4 5 0 , 0 32 DIVIDENDS AND DISTRIBUTIONS Dividends and distributions, beginning of year (1 , 9 23, 80 8 ) ( 1 , 835 , 7 7 8 ) Dividends and distributions declared and paid 2 0 ( b ) ( 2 6 , 1 95) ( 8 8 , 0 3 0 ) Dividends and distributions, end of year $ (1 , 9 5 0, 0 0 3 ) $ (1,923,808) ACCUMULATED DEFICIT $ (1 , 8 0 9 , 5 5 7 ) $ (1,473,776) ACCUMULATED OTHER COMPREHENSIVE INCOME Accumulated other comprehensive income, beginning of year 7 $ 7 9 , 0 9 3 $ 7 4 , 0 7 1 Other comprehensive income 5 , 558 5 , 0 2 2 Accumulated other comprehensive income, end of year $ 8 4 ,6 5 1 $ 7 9 , 0 9 3 SHAREHOLDERS’ CAPITAL Common shares Common shares, beginning of year 20 $ 1,088,538 $ 1,079,055 Share - based units exercised 21 11,326 9,483 Common shares, end of year $ 1,099,864 $ 1,088,538 Preferred shares 20 Preferred shares, beginning of year $ 146,965 $ 136,771 Shares issued – 10,447 Shares issuance costs – ( 25 3) Preferred shares, end of year $ 146,965 $ 146,965 SHAREHOLDERS’ CAPITAL $ 1,246,829 $ 1,235,503 EQUITY COMPONENT OF CONVERTIBLE DEBENTURES Balance, beginning of year $ 13,029 $ 13,029 Balance, end of year $ 13,029 $ 13,029 CONTRIBUTED DEFICIT Balance, beginning of year $ (25,540) $ (22,693) Add: Share - based compensation expense Discontinued operations Purchase of non - controlling interest Less: Share - based units exercised Share - based compensation adjustment Non - cash deferred share grant distributions Balance, end of year NON - CONTROLLING INTEREST 22(a) $ 1 2 , 2 50 2 69 – ( 1 1 , 3 2 6 ) (3,664) (1,815) (29,826) 5 , 9 1 6 2 17 1 , 4 6 2 ( 9 , 4 8 3 ) ( 1 , 0 3 1) 72 $ ( 2 5, 5 4 0 ) Balance, beginning of year $ (399) $ (4 2 2 ) Foreign exchange impact on non - controlling interest 58 2 15 Loss attributable to non - controlling interest ( 7 3) ( 1 9 2 ) Balance, end of year $ (414) $ ( 3 9 9) TOTAL SHAREHOLDERS’ DEFICIT $ (495,288) $ (172,090) See accompanying notes to the consolidated financial statements Consolidated statements of changes in shareholders’ deficit For the years ended March 31 (in thousands of Canadian dollars) N ot e s 2 0 19 2020 (Restated – Note 5)

48 JUST ENERGY | ANNUAL REPORT 2020 Consolidated statements of cash flows For the years ended March 31 (in thousands of Canadian dollars) N ot e s 2 0 19 2020 (Restated – Note 5) 2 4 $ (290,840) ( 1 1 , 3 4 9 ) $ (126,440) ( 1 3 2 , 0 0 4 ) Net inflow (outflow) of cash related to the following activities OPERATING Loss from continuing operations before income taxes Loss from discontinued operations before income taxes Loss before income taxes (302,189) (258,444) 2 9 , 8 6 1 – 2 2 ( a ) 1 2 2 2 ( a ) 5 , 9 1 6 1 8 , 2 2 3 – 2 4 1 3 2 7 ( a ) 2 4 4 1, 2 4 2 9 2 , 4 01 1 2 , 2 5 0 2 0 , 4 3 5 ( 4 5 , 1 3 8 ) 2 1 3, 4 17 4 3 , 9 9 4 ( 3 4 , 8 1 4) ( 4 6 1 ) 87,459 18,514 66,411 ( 1 2, 43 5) Items not affecting cash Amortization and depreciation Impairment of goodwill, intangible assets and other Share - based compensation expense Financing charges, non - cash portion Gain on sale of subsidiaries, net Unrealized loss in fair value of derivative instruments and other Net change in working capital balances Adjustment for discontinued operations, net Income taxes paid Cash inflow (outflow) from operating activities 4 1 , 1 3 7 (44,495) ( 5 , 1 5 9 ) ( 3 8, 3 8 3 ) ( 4 , 28 1 ) 1 1 1 2 2 6 24, 18 ( 2 , 1 5 9 ) (1 4 , 3 8 2 ) ( 1 2 , 0 1 3 ) 7 , 6 7 2 – INVESTING Purchase of property and equipment Purchase of intangible assets Payments for acquired business Proceeds from disposition of subsidiaries Cash outflow from investing activities (20,882) ( 4 7 , 8 2 3 ) 2 0 ( b ) 1 6 1 6 ( 8 7, 9 5 9 ) ( 1 7 3 , 36 6 ) 2 5 3 , 242 – 1 6 ( 2 6 , 1 72 ) ( 2 5 , 2 5 7 ) 1 7 ,1 6 3 ( 5 , 8 0 2 ) 1 8 0 3 4 , 8 12 – – – ( 1 8 , 1 32 ) 7 9 , 4 6 2 1 0 , 4 47 ( 3 5 2) ( 1 0 , 00 0) ( 5 , 0 7 6 ) 5 3 , 3 4 2 1 , 0 2 6 3 1 6 , 2 0 5 9 , 888 ( 3 8 , 9 7 3 ) 48,861 FINANCING Dividends paid Repayment of long - term debt Issuance of long - term debt Leased asset payments Debt issuance costs Credit facilities withdrawal Issuance of preferred shares Preferred shares issuance costs Share swap payout Cash inflow (outflow) from financing activities Effect of foreign currency translation on cash balances Net cash inflow (outflow) Cash and cash equivalents, beginning of year Cash and cash equivalents, end of year $ 26,093 $ 9 , 888 Supplemental cash flow information: Interest paid $ 7 8 , 7 4 9 $ 52 , 8 3 6 See accompanying notes to the consolidated financial statements

ANNUAL REPORT 2020 | JUST ENERGY 49 Notes to the consolidated financial statements For the year ended March 31, 2020 (in thousands of Canadian dollars, except where indicated and per share amounts) 1 ORGANIZATION Just Energy Group Inc. (“Just Energy” or the “Company”) is a corporation established under the laws of Canada to hold securities and to distribute the income of its directly or indirectly owned operating subsidiaries and affiliates. The registered office of Just Energy is First Canadian Place, 100 King Street West, Toronto, Ontario, Canada. The consolidated financial statements consist of Just Energy and its subsidiaries and affiliates. The consolidated financial statements were approved by the Board of Directors on July 8, 2020. 2 OPERATIONS Just Energy is a retail energy provider specializing in electricity and natural gas commodities and bringing energy efficient solutions and renewable energy options to customers. Currently operating in the United States (“U.S.”) and Canada, Just Energy serves both residential and commercial customers, providing homes and businesses with a broad range of energy solutions that deliver comfort, convenience and control. Just Energy is the parent company of Amigo Energy, Filter Group Inc. (“Filter Group”), Hudson Energy, Interactive Energy Group, Tara Energy and TerraPass. Just Energy’s current commodity product offerings include fixed, variable, index and flat rate options. By fixing the price of natural gas or electricity under its fixed - price or price - protected program contracts for a period of up to five years, Just Energy’s customers offset their exposure to changes in the price of these essential commodities. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion. Flat - bill products allow customers to pay a flat rate each month regardless of usage . Just Energy derives its margin or gross profit from the difference between the price at which it is able to sell the commodities to its customers and the related price at which it purchases the associated volumes from its suppliers . Through the Filter Group business, Just Energy provides subscription - based home water filtration systems to residential customers, including under - counter and whole - home water filtration solutions. Just Energy markets smart thermostats, offering the thermostats as a standalone unit or bundled with certain commodity products. The smart thermostats are currently manufactured and distributed by ecobee Inc. (“ecobee”), a company in which Just Energy holds an approximate 8% fully diluted equity interest. Just Energy also offers green products through its JustGreen program. The JustGreen electricity product offers customers the option of having all or a portion of their electricity sourced from renewable green sources such as wind, solar, hydropower or biomass. The JustGreen gas product offers carbon offset credits that allow customers to reduce or eliminate the carbon footprint of their homes or businesses. Additional green products allow customers to offset their carbon footprint without buying energy commodity products and can be offered in all states and provinces without being dependent on energy deregulation. Just Energy markets its product offerings through several sales channels including brokers, digital marketing, retail and affinity relationships, and door - to - door. In March 2019, Just Energy formally approved and commenced a process to dispose of its businesses in Germany, Ireland and Japan. In June 2019, Just Energy also formally approved and commenced a process to dispose of its business in the United Kingdom (“U.K.”), as part of the Company’s Strategic Review. The decision was part of a strategic transition to focus on the core business in North America. The U.K. and Ireland businesses were disposed of during the three months ended December 31, 2019 as described in Note 24. The disposal of operations in Japan was completed in April 2020 and Germany is expected to be completed in the near future. As at March 31, 2020, these operations were classified as a disposal group held for sale and as a discontinued operation. Previously, these operations were reported within the Consumer segment, while a portion of the U.K. was allocated to the Commercial segment. 3 BASIS OF PRESENTATION (a) Compliance with IFRS The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The policies applied in these consolidated financial statements were based on IFRS issued and outstanding as at March 31, 2020. (b) Basis of presentation The consolidated financial statements are presented in Canadian dollars, the functional currency of Just Energy, and all values are rounded to the nearest thousand, except where otherwise indicated. The consolidated financial statements are prepared on a going concern basis under the historical cost convention, except for certain financial assets and liabilities that are stated at fair value. The Company’s business is affected by seasonality. As a result, for certain periods such as the second fiscal quarter, the Company forecast cash shortfalls that require additional financing through support from suppliers and, in certain circumstances, actions to liquidate certain assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 50 JUST ENERGY | ANNUAL REPORT 2020 As described further in Note 16, the Company has a $370 million credit facility with a syndicate of lenders and a US$250 million non - revolving multi - draw senior unsecured term loan facility from another lender, maturing on September 1, 2020 and September 12, 2023, respectively. The facility maturing on September 1, 2020 has been classified in the consolidated financial statements as a current liability and contributes to the net current liability position as at March 31, 2020. As at March 31, 2020, the Company was compliant with the requirements of its senior debt to EBITDA ratio covenant as a result of an amendment that provided, among other things, a temporary increase of the ratio from its lenders. As at June 30, 2020, the Company amended its senior secured credit facility to increase the senior debt to EBITDA covenant ratio from 1:50 to 2:00, and the total debt to EBITDA covenant ratio from 3.50:1 to 4.00:1 with respect to the fiscal quarter ending June 30, 2020. In addition, the lenders under the Company’s senior unsecured term loan facility waived compliance with the senior debt to EBITDA and the total debt to EBITDA covenant ratios contained therein for the fiscal quarter ending June 30, 2020. The Company’s ability to continue as a going concern for the next 12 months is dependent on the continued availability of its credit facilities; the Company’s ability to obtain waivers from its lenders for potential instances of non - compliance with covenants, if necessary; the ability to refinance or secure additional sources of financing, if necessary, or the completion of this Recapitalization transaction (the “Recapitalization”); the liquidation of available investments; and the continued support of the Company’s lenders and suppliers. These conditions indicate the existence of material uncertainties that raise substantial doubt about the Company’s ability to continue as a going concern and, accordingly, the ultimate appropriateness of the use of accounting principles applicable to a going concern. There can be no assurance that the Company will be successful in these initiatives, that lenders will provide further financing or relief for covenants, or that the Company can refinance or repay credit facilities from new sources of financing. On July 8, 2020, the Company announced a comprehensive plan to strengthen and de - risk the business, positioning the Company for sustainable growth as an independent industry leader. The Recapitalization will be undertaken through a plan of arrangement under the Canada Business Corporation Act (“CBCA”) and includes: • Exchange of $100 million 6.75% subordinated convertible debentures due March 31, 2023 (TSX: JE.DB.D) and $160 million 6.75% subordinated convertible debentures due December 31, 2021 (TSX: JE.DB.C) (the “Subordinated Convertible Debentures”) for new common equity; • Extension of $335 million credit facilities by three years to December 2023, with revised covenants and a schedule of commitment reductions throughout the term; • Existing senior unsecured term loan due September 12 , 2023 (the “Existing Term Loan”) and the remaining convertible bonds due December 31 , 2020 (the “Eurobond”) shall be exchanged for a new term loan due March 2024 with interest to be paid - in - kind and new common equity ; • Exchange of all 8.50%, fixed - to - floating rate, cumulative, redeemable, perpetual preferred shares (JE.PR.U) (the “Preferred Shares”) into new common equity; and, • New cash equity investment commitment of $100 million. The implementation of the Recapitalization is expected in September 2020, pending court and securityholder approvals required under the CBCA, as well as applicable approvals by the Toronto Stock Exchange. The Recapitalization has been approved by Just Energy’s Board of Directors. Just Energy’s financial advisor, BMO Capital Markets, has provided an opinion to Just Energy’s Board of Directors that the terms of the Recapitalization, if implemented, are fair from a financial point of view to each of the holders of the existing Eurobond Subordinated Convertible Debentures, preferred shares and common shares. The Company has obtained a preliminary interim order from the Ontario Superior Court of Justice which, among other things, grants a limited stay of proceedings and establishes the record date for voting of securityholders with respect to the plan of arrangement as July 8, 2020. The Company will be seeking an interim order in the very near term. These consolidated financial statements do not reflect the adjustments to carrying values of assets and liabilities and the reported expenses and statement of financial position classifications that would be necessary if the going concern assumption was deemed inappropriate . These adjustments could be material . (c) Principles of consolidation The consolidated financial statements include the accounts of Just Energy and its directly or indirectly owned subsidiaries as at March 31, 2020. Subsidiaries are consolidated from the date of acquisition and control and continue to be consolidated until the date that such control ceases. Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect these returns through its power over the investee. The financial statements of the subsidiaries are prepared for the same reporting period as Just Energy, using consistent accounting policies. All intercompany balances, income, expenses, and unrealized gains and losses resulting from intercompany transactions are eliminated on consolidation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ANNUAL REPORT 2020 | JUST ENERGY 51 Asset category Depreciation method Rate/useful life Furniture and fixtures Declining balance 20% Office equipment Declining balance 20% Computer equipment Declining balance 30% Leasehold improvements Straight - line Term of lease Premise assets Straight - line 4 – 7 years 4 SIGNIFICANT ACCOUNTING POLICIES Cash and cash equivalents and restricted cash All highly liquid temporary cash investments with an original maturity of three months or less when purchased are cash equivalents. For the consolidated statements of cash flows, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts. Restricted cash includes cash and cash equivalents, where the availability of funds is restricted by debt arrangements or held in escrow as part of prior acquisition agreements. Accrued gas receivable/accrued gas payable or gas delivered in excess of consumption/deferred revenue Accrued gas receivable from Just Energy’s customers is stated at fair value and results from customers consuming more gas than has been delivered by Just Energy to local distribution companies (“LDCs”). Accrued gas payable represents Just Energy’s obligation to the LDCs for the customers’ excess consumption, over what was delivered to the LDCs. Gas delivered to LDCs in excess of consumption by customers is stated at the lower of cost and net realizable value. Collections from customers in advance of their consumption of gas result in deferred revenue. Assuming normal weather and consumption patterns, during the winter months, customers will have consumed more than was delivered, resulting in the recognition of accrued gas receivable/accrued gas payable. In the summer months, customers will have consumed less than what was delivered, resulting in the recognition of gas delivered in excess of consumption/deferred revenue. These adjustments are applicable solely to the Ontario, Manitoba, Quebec, Saskatchewan and Michigan gas markets. Gas in storage Gas in storage represents the gas delivered to the LDCs in Illinois, Indiana, New York, Ohio, Maryland, California and Alberta. The balance will fluctuate as gas is injected into or withdrawn from storage. Gas in storage is valued at the lower of cost and net realizable value, with cost being determined based on market cost on a weighted average basis. Net realizable value is the estimated selling price in the ordinary course of business. Property and equipment Property and equipment are stated at cost, net of any accumulated depreciation and impairment losses. Cost includes the purchase price and, where relevant, any costs directly attributable to bringing the asset to the location and condition necessary and/or the present value of all dismantling and removal costs. Where major components of property and equipment have different useful lives, the components are recognized and depreciated separately. Just Energy recognizes, in the carrying amount, the cost of replacing part of an item when the cost is incurred and if it is probable that the future economic benefits embodied in the item can be reliably measured. When significant parts of property and equipment are required to be replaced at intervals, Just Energy recognizes such parts as individual assets with specific useful lives and depreciates them accordingly. Likewise, when a major inspection is performed, its cost is recognized in the carrying amount of the equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognized in the consolidated statements of income (loss) as a general and administrative expense when incurred. Depreciation is provided over the estimated useful lives of the assets as follows: An item of property and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal . Any gain or loss arising on derecognition of the asset is included in the consolidated statements of loss . The useful lives and methods of depreciation are reviewed at each financial year - end and adjusted prospectively, if appropriate . Business combinations All identifiable assets acquired and liabilities assumed are measured at the acquisition date at fair value. The Company records all identifiable intangible assets including identifiable assets that had not been recognized by the acquiree before the business combination. Any excess of the cost of acquisition over the Company’s share of the net fair value of the identifiable assets acquired and liabilities assumed is recorded as goodwill. During the measurement period (which is within one year from the acquisition date), Just Energy may adjust the amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date. Adjustments related to facts and circumstances that did not exist as at the consolidated statement of financial position dates are taken to the consolidated statements of loss. The Company records acquisition - related costs as expenses in the periods in which the costs are incurred with the exception of certain costs relating

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 52 JUST ENERGY | ANNUAL REPORT 2020 Intangible asset category Amortization method Rate/useful life Customer contracts Straight - line Term of contract Contract relationships Straight - line 10 years Sales networks and affinity relationships Straight - line 5 – 8 years Technology Straight - line 3 – 5 years Brand (Filter Group) Straight - line 10 years to registering and issuing debt or equity securities which are accounted for as part of the financing. Non - controlling interest is recognized at its proportionate share of the fair value of identifiable assets and liabilities, unless otherwise indicated. Goodwill Goodwill is initially measured at cost, which is the excess of the cost of the business combination over Just Energy’s share in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities. Any negative difference is recognized directly in the consolidated statements of loss. After initial recognition, goodwill is measured at cost, less impairment losses. For the purpose of impairment testing, goodwill is allocated to each of Just Energy’s operating segments that are expected to benefit from the synergies of the combination, irrespective of whether other assets and liabilities of the acquiree are assigned to those segments. Intangible assets Intangible assets acquired outside of a business combination are measured at cost on initial recognition. Intangible assets acquired in a business combination are recorded at fair value on the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and/or accumulated impairment losses. Intangible assets with finite useful lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization method and amortization period of an intangible asset with a finite useful life are reviewed at least annually. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense related to intangible assets with finite lives is recognized in the consolidated statements of loss. Internally generated intangible assets are capitalized when the product or process is technically and commercially feasible, the future economic benefit is measurable, Just Energy can demonstrate how the asset will generate future economic benefits and Just Energy has sufficient resources to complete development. The cost of an internally generated intangible asset comprises all directly attributable costs necessary to create, produce and prepare the asset to be capable of operating in the manner intended by management. The goodwill and certain brands are considered to have indefinite lives and are not amortized, rather tested annually for impairment. The assessment of indefinite life is reviewed annually. The Filter Group brand is treated as a finite life asset and amortized due to its history of rebranding. Gains or losses arising from disposal of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the consolidated statements of loss when the asset is derecognized. Impairment of non - financial assets Just Energy assesses whether there is an indication that an asset may be impaired at each reporting date. If such an indication exists or when annual testing for an asset is required, Just Energy estimates the asset’s recoverable amount. The recoverable amounts of goodwill and intangible assets with an indefinite useful life are tested annually. The recoverable amount is the higher of an asset’s or cash - generating unit’s (“CGU”) fair value less costs to sell and its value - in - use. Value - in - use is determined by discounting estimated future pre - tax cash flows using a pre - tax discount rate that reflects the current market assessment of the time value of money and the specific risks of the asset. The recoverable amount of assets that do not generate independent cash flows is determined based on the CGU to which the asset belongs. An impairment loss is recognized if an asset’s carrying amount or that of the CGU to which it is allocated is higher than its recoverable amount. Impairment losses of individual CGUs are charged against the value of assets in proportion to their carrying amount. For assets excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such an indication exists, Just Energy estimates the asset’s or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of amortization, had no impairment loss been recognized for the asset in prior years. Such a reversal is recognized in the consolidated statements of loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ANNUAL REPORT 2020 | JUST ENERGY 53 Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired. Goodwill is tested at the segment level as that is the lowest level at which goodwill is monitored. Impairment is determined for goodwill by assessing the recoverable amount of each segment to which the goodwill relates. Where the recoverable amount of the segment is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods. Leases For comparability purposes, the accounting policies below reflect the accounting for leases under IAS 17, Leases (“IAS 17”). The Company adopted IFRS 16 effective April 1, 2019, which is discussed in Note 7 below. A lease is an arrangement whereby the lessor conveys to the lessee, in return for a payment or series of payments, the right to use an asset for an agreed period of time. Where Just Energy determines that the contractual provisions of a contract contain, or are, a lease and result in the customer assuming the principal risks and rewards of ownership of the asset, the arrangement is a finance lease. Assets subject to finance leases are not reflected as property and equipment and the net investment in the lease, represented by the present value of the amounts due from the lessee, is recorded as a financial asset, classified as a finance lease receivable. The payments considered to be part of the leasing arrangement are apportioned between a reduction in the lease receivable and finance lease income. The finance lease income element of the payments is recognized using a method that results in a constant rate of return on the net investment in each period and is reflected in financing income. IFRS 15, Revenue from Contracts with Customers (“IFRS 15”), requires the estimation of total consideration over the contract term and the allocation of that consideration to all performance obligations in the contract based on their relative standalone selling prices. As such, consideration is allocated towards the performance obligation related to the finance lease and commodity revenue if a customer has a contract with Just Energy for a thermostat and electricity and/or power that was entered into at the same time. The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement at the inception date and whether fulfillment of the arrangement is dependent on the use of a specific asset or assets, or the arrangement conveys a right to use the asset . Just Energy as a lessee Operating lease payments are recognized as an expense in the consolidated statements of income (loss) on a straight - line basis over the lease term. Just Energy as a lessor Leases where Just Energy does not transfer substantially all the risks and benefits of ownership of the asset are classified as operating leases. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income. Just Energy considers itself to be a dealer lessor with respect to its lease arrangements for thermostats as it has given the customer the choice of either buying or leasing the thermostat. A finance lease of an asset by a dealer lessor gives rise to profit or loss equivalent to that resulting from an outright sale of the underlying asset, at normal selling prices. Just Energy recognizes revenue based on the fair value of the thermostat at the time of completed installation of the thermostat, at which point in time Just Energy has transferred control of the thermostat to the customer. Just Energy also recognizes the cost of sale on the thermostat through cost of goods sold. Financial instruments (i) Recognition and derecognition Regular purchases and sales of financial assets are recognized on the trade date, being the date on which Just Energy commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and Just Energy has transferred substantially all the risks and rewards of ownership. (ii) Classification Just Energy classified its financial assets in the following measurement categories : • Those to be measured subsequently at fair value (either through OCI or through profit or loss); and • Those to be measured at amortized cost. The measurement category classification of financial assets depends on Just Energy’s business objectives for managing the financial assets and whether contractual terms of the cash flows are considered solely payments of principal and interest. For assets measured at fair value, gains and losses will be recorded either in profit or loss or in OCI depending upon the business objective. Just Energy reclassifies debt instruments when and only when its business objective for managing those assets changes . (iii) Measurement At initial recognition, Just Energy measures a financial asset at its fair value. In the case of a financial asset not categorized as fair value through profit or loss (“FVTPL”), transaction costs that are directly attributable to the acquisition of the financial asset are included in measurement at initial recognition. Transaction costs of financial assets carried at FVTPL are expensed in profit or loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Subsequent measurement of debt instruments depends on Just Energy’s business objective for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which Just Energy classifies its debt instruments: Amortized cost: Assets held for collection of contractual cash flows that represent solely payments of principal and interest are measured at amortized cost. A gain or loss on a debt instrument is recognized in profit or loss when the asset is derecognized or impaired. Interest income from these financial assets is included in “finance income” using the effective interest rate method. Cash and cash equivalents, restricted cash, trade and other receivables, trade and other payables are included in this category. Financial assets at fair value through profit or loss Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition as at fair value through profit or loss. This category includes derivative financial instruments entered into that are not designated as hedging instruments in hedge relationships as defined by IFRS 9, Financial Instruments (“IFRS 9”). Included in this class are primarily physical delivered energy contracts, for which the own - use exemption could not be applied, financially settled energy contracts and foreign currency forward contracts. An analysis of fair values of financial instruments and further details as to how they are measured are provided in Note 13. Related realized and unrealized gains and losses are included in the consolidated statements of loss. Financial assets classified at fair value through other comprehensive income (“OCI”) Financial assets at fair value through OCI are equity instruments that Just Energy has elected to recognize the changes in fair value through OCI. They are recognized initially at fair value in the consolidated statements of financial position and are remeasured subsequently at fair value, with gains and losses arising from changes in fair value recognized directly in equity and presented in OCI. Derecognition A financial asset is derecognized when the rights to receive cash flows from the asset have expired or when Just Energy has transferred its rights to receive cash flows from the asset. Financial liabilities at fair value through profit or loss Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss. Financial liabilities are classified as held for trading if they are acquired for the purpose of selling in the near term. This category includes derivative financial instruments entered into by Just Energy that are not designated as hedging instruments in hedge relationships as defined by IFRS 9. Included in this class are primarily physically delivered energy contracts, for which the own - use exemption could not be applied, financially settled energy contracts and foreign currency forward contracts. Gains or losses on liabilities held for trading are recognized in the consolidated statements of loss. Other financial liabilities at amortized cost Other financial liabilities are measured at amortized cost using the effective interest rate method . Financial liabilities include long - term debt issued and are initially measured at fair value . Transaction costs related to the long - term debt instruments are included in the value of the instruments and amortized using the effective interest rate method . The effective interest expense is included in finance costs in the consolidated statements of loss . Impairment Just Energy assesses on a forward - looking basis the expected credit losses (“ECL”) associated with its assets carried at amortized cost, including other receivables. For trade receivables, other receivables and unbilled revenue only, Just Energy applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables. Trade receivables are reviewed qualitatively on a case - by - case basis to determine if they need to be written off. Derecognition A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the consolidated statements of loss. Derivative instruments Just Energy enters into fixed - term contracts with customers to provide electricity and gas at fixed prices. These customer contracts expose Just Energy to changes in consumption as well as changes in the market prices of gas and electricity. To reduce its exposure to movements in commodity prices, Just Energy enters into contracts with suppliers that expose the Company to changes in prices for the purchase and sale of power and natural gas. These contracts are treated as derivatives as they do not meet the own - use criteria under IAS 32, Financial Instruments: Presentation . The primary factors affecting the fair value of derivative instruments at any point in time are the volume of open derivative positions and the changes of commodity market prices. Prices for power and natural gas are volatile, which can result in material changes in the fair value measurements reported in Just Energy’s consolidated financial statements in the future. 54 JUST ENERGY | ANNUAL REPORT 2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ANNUAL REPORT 2020 | JUST ENERGY 55 Just Energy analyzes all its contracts, of both a financial and non - financial nature, to identify the existence of any “embedded” derivatives. Embedded derivatives are accounted for separately from the underlying contract at the inception date when their economic characteristics are not closely related to those of the host contract and the host contract is not carried as held for trading or designated as fair value through profit or loss. These embedded derivatives are measured at fair value with changes in fair value recognized in profit or loss. All derivatives are recognized at fair value on the date on which the derivative is entered into and are remeasured to fair value at each reporting date. Derivatives are carried in the consolidated statements of financial position as other financial assets when the fair value is positive and as other financial liabilities when the fair value is negative. Just Energy does not utilize hedge accounting; therefore, changes in the fair value of these derivatives are recorded directly to the consolidated statements of loss and are included within unrealized gain on derivative instruments. Refer to Note 7 for disclosure of the impact to derivative instruments due to the adoption of IFRIC Agenda Decision 11, “Physical Settlement of Contracts to Buy or Sell a Non - Financial Item” (“Agenda Decision 11”). Offsetting of financial instruments Financial assets and financial liabilities are offset, and the net amount reported in the consolidated statements of financial position if, and only if, there is currently an enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously. Fair value of financial instruments Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices, without any deduction for transaction costs. For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques that are recognized by market participants. Such techniques may include using recent arm’s - length market transactions, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis, or other valuation models. An analysis of fair values of financial instruments and further details as to how they are measured are provided in Note 13. Revenue recognition Just Energy has identified that the material performance obligation is the provision of gas and electricity to customers, which is satisfied over time throughout the contract term. Just Energy utilizes the output method to recognize revenue based on the units of gas and electricity delivered and billed to the customer each month and Just Energy has elected to adopt the practical expedient to recognize revenue in the amount to which the entity has a right to invoice, as the entity has a right to consideration from a customer in an amount that corresponds directly with the value to the customer of the entity’s performance to date. Revenue is measured at the fair value of the consideration received, excluding discounts, rebates and sales taxes. The Company assumes credit risk for all customers in Alberta, Texas, Illinois, Michigan, Delaware and Ohio. On all value - added products sold on the market, Just Energy also assumes the credit risk. In these markets, the Company ensures that credit review processes are in place prior to the commodity flowing to the customer. Foreign currency translation Functional and presentation currency Items included in the consolidated financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). For U.S. - based subsidiaries, this is U.S. dollars (“USD”). The consolidated financial statements are presented in Canadian dollars, which is the parent Company’s presentation and functional currency. Transactions Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period - end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of loss. Translation of foreign operations The results and consolidated financial position of all the group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows: • Assets and liabilities for each consolidated statement of financial position presented are translated at the closing rate as at the date of that consolidated statement of financial position; and • Income and expenses for each consolidated statement of loss are translated at the exchange rates prevailing at the dates of the transactions. On consolidation, exchange differences arising from the translation of the net investment in foreign operations are recorded in OCI.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 56 JUST ENERGY | ANNUAL REPORT 2020 When a foreign operation is partially disposed of or sold, exchange differences that were recorded in accumulated other comprehensive income are recognized in the consolidated statements of loss as part of the gain or loss on sale. Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. Earnings (loss) per share amounts The computation of earnings (loss) per share is based on the weighted average number of shares outstanding during the year. Diluted earnings (loss) per share is computed in a similar way to basic earnings (loss) per share except that the weighted average number of shares outstanding is increased to include additional shares assuming the exercise of stock options, restricted share grants (“RSGs”), performance bonus incentive grants (“PBGs”), deferred share grants (“DSGs”) and convertible debentures, if dilutive. Share - based compensation plans Equity - based compensation liability Share - based compensation plans are equity - settled transactions. The cost of share - based compensation is measured by reference to the fair value at the date on which it was granted. Awards are valued at the grant date and are not adjusted for changes in the prices of the underlying shares and other measurement assumptions. The cost of equity - settled transactions is recognized, together with the corresponding increase in equity, over the period in which the performance or service conditions are fulfilled, ending on the date on which the relevant grantee becomes fully entitled to the award. The cumulative expense recognized for equity - settled transactions at each reporting date until the vesting period reflects the extent to which the vesting period has expired and Just Energy’s best estimate of the number of the shares that will ultimately vest. The expense or credit recognized for a period represents the movement in cumulative expense recognized as at the beginning and end of that period. When options, RSGs, PBGs and DSGs are exercised or exchanged, the amounts previously credited to contributed deficit are reversed and credited to shareholders’ capital. Employee future benefits In Canada, Just Energy offers a long - term wealth accumulation plan (the “Canadian Plan”) for all permanent full - time and permanent part - time employees (working more than 26 hours per week). The Canadian Plan consists of two components: a Deferred Profit Sharing Plan (“DPSP”) and an Employee Profit Sharing Plan (“EPSP”). For participants of the DPSP, Just Energy contributes an amount equal to a maximum of 2% per annum of an employee’s base earnings. For the EPSP, Just Energy contributes an amount up to a maximum of 2% per annum of an employee’s base earnings towards the purchase of shares of Just Energy, on a matching one - for - one basis. For U.S. employees, Just Energy has established a long - term savings plan (the “U.S. Plan”) for all permanent full - time and part - time employees (working more than 30 hours per week) of its subsidiaries. The U.S. Plan consists of two components: a 401(k) and an Employee Unit Purchase Plan (“EUPP”). For participants who are enrolled only in the EUPP, Just Energy contributes an amount up to a maximum of 3% per annum of an employee’s base earnings towards the purchase of Just Energy shares, on a matching one - for - one basis. For participants who are enrolled only in the 401(k), Just Energy contributes an amount up to a maximum of 4% per annum of an employee’s base earnings, on a matching one - for - one basis. In the event an employee participates in both the EUPP and 401(k), the maximum Just Energy will contribute is 5% total, consisting of 3% to the EUPP and 2% to the 401(k). Participation in the plans in Canada or the U.S. is voluntary. For the 401(k), there is a two - year vesting period beginning from the date of hire, and for the EUPP, there is a six - month vesting period from the employee’s enrolment date in the plan. Obligations for contributions to the Canadian and U.S. Plans are recognized as an expense in the consolidated statements of loss when the employee makes a contribution. Income taxes Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from, or paid to, the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where Just Energy operates and generates taxable income. Current income taxes relating to items recognized directly in OCI or equity are recognized in OCI or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations where applicable tax regulations are subject to interpretation and establishes provisions where appropriate. Just Energy follows the liability method of accounting for deferred income taxes . Under this method, deferred income tax assets and liabilities are recognized for the estimated tax consequences attributable to the temporary differences between the carrying value of the assets and liabilities in the consolidated financial statements and their respective tax bases . Deferred income tax liabilities are recognized for all taxable temporary differences except: • Where the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS • In respect of taxable temporary differences associated with investments in subsidiaries, where the timing of the reversal of the temporary differences can be controlled by the parent and it is probable that the temporary differences will not reverse in the foreseeable future. Deferred income tax assets are recognized for all deductible temporary differences, the carryforward of unused tax credits and any unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax credits and unused tax losses, can be utilized except: • Where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and • In respect of deductible temporary differences associated with investments in subsidiaries, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized. The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable profits will allow the deferred income tax asset to be recovered. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized, or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. Deferred income taxes relating to items recognized in cumulative translation adjustment or equity is recognized in OCI or equity and not in profit or loss. Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current income tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority. Provisions and restructuring Provisions are recognized when Just Energy has a present obligation, legal or constructive, as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where Just Energy expects some or all provisions to be reimbursed, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the consolidated statements of loss, net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre - tax rate that reflects, where appropriate, the risks specific to the liability. Restructuring provisions comprise activities including termination or relocation of a business, management structural reorganization and employee - related costs. Incremental costs directly associated with the restructuring are included in the restructuring provision. Costs associated with ongoing activities, including training or relocating continuing staff, are excluded from the provision. Measurement of the provision is at the best estimate of the anticipated costs to be incurred. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost in the consolidated statements of loss. Selling and marketing expenses Commissions and various other costs related to obtaining and renewing customer contracts are charged to income in the period incurred except as disclosed below: Commissions related to obtaining and renewing Commercial customer contracts are paid in one of the following ways: all or partially up front or as a residual payment over the term of the contract. If the commission is paid all or partially up front, it is recorded as a customer acquisition cost in other current assets and expensed in selling and marketing expenses over the term for which the associated revenue is earned. If the commission is paid as a residual payment, the amount is expensed as earned. Just Energy recognizes the incremental acquisition costs of obtaining a customer contract as an asset as these costs would not have been incurred if the contract had not been obtained and these costs are recovered through the consideration collected from the contract. Commissions and incentives paid for commodity contracts and value - added products are capitalized and amortized over the term of the contract. When the term of the contract is one year or less, the incremental costs incurred to obtain the customer contracts are expensed when incurred. Green provision and certificates Just Energy is a retailer of green energy and records a provision to its regulators as green energy sales are recognized. A corresponding cost is included in cost of goods sold. Just Energy measures its provision based on the extent of green certificates that it holds or has committed to purchase and has recorded this obligation net of its green certificates. Any provision balance in excess of the green certificates held or that Just Energy has committed to purchase is measured at fair value. Green certificates ANNUAL REPORT 2020 | JUST ENERGY 57

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS are purchased by Just Energy to settle its obligation with the regulators. Any green energy - related derivatives are forward contracts and are recognized in accordance with the accounting policy discussed under “Financial instruments” above. Non - current assets held for sale and discontinued operations Just Energy classifies non - current assets and disposal groups as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. Non - current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell. The criteria for the held for sale classification is regarded as met only when the sale is highly probable, and the asset or disposal group is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification. Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the consolidated statements of loss. Property and equipment and intangible assets are not depreciated or amortized once classified as held for sale. 5 RESTATEMENT AND RECLASSIFICATION OF PRIOR PERIOD FINANCIAL STATEMENTS In connection with the preparation of the Company’s consolidated financial statements for the year ended March 31, 2020, differences were identified between amounts recorded in the general ledger and balances based on subsequent cash disbursements and invoices for commodity suppliers’ accruals and payables recorded in trade and other payables. These differences represent the combination of the timely cut - off of payables and accruals and historical cash disbursements that were not expensed in the proper period. The Company also restated for amortization of customer acquisition costs during the year ended March 31, 2019 increasing selling and marketing costs by $4.3 million. These differences resulted in increasing the accumulated deficit, beginning of year deficit at April 1, 2018 by $59.0 million, increasing the 2019 loss for the year by $24.1 million and increasing the accumulated deficit, end of the year deficit at March 31, 2019 by $83.1 million. The Company also identified certain reclassifications related to balances due from independent system operators and LDCs, and assets and liabilities related to green provisions and certificates. The Company also reclassified the credit facility and 8.75% loan from long - term to current debt as a result of the restatement’s effect on the compliance with financial covenants and related cross - default provisions as of March 31, 2019. The Company assessed the materiality of the differences and determined the adjustments were material to the consolidated financial statements. The following tables summarize the effects of the reclassifications and restatements, including the tax effect of the items described above. Line items on the restated consolidated statements of financial position: Balance as of March 31, 2019 Balance as of as originally March 31, 2019 r e p o r t e d Reclassifications Restatement as restated Trade and other receivables $ 6 7 2 , 6 1 5 $ 3 2 ,6 06 $ – $ 7 0 5 , 2 2 1 Other current assets 3 4 9 , 6 43 4 1 , 4 4 6 ( 4 ,3 0 0 ) 3 86 , 7 8 9 Current assets 1 , 0 2 2 , 2 58 7 4 , 0 5 2 ( 4 ,3 0 0 ) 1 , 0 9 2 ,0 1 0 Deferred income tax asset 1 , 0 9 2 – 3 , 1 4 6 4 , 2 38 Non - current assets 5 9 5 , 2 7 4 – 3 , 1 4 6 5 9 8 , 4 2 0 TOTAL ASSETS $ 1,626,503 $ 7 4 , 0 5 2 $ ( 1 , 1 5 4 ) $ 1,699,401 Trade and other payables $ 7 1 4 , 1 1 0 $ 7 4 , 0 5 2 $ 8 1 , 9 2 1 $ 870,083 Current portion of long - term debt 3 7 , 4 2 9 4 4 1 , 6 7 2 – 4 7 9, 1 01 Current liabilities 8 9 3 , 2 5 4 5 1 5 , 7 2 4 8 1 , 9 2 1 1 , 4 9 0 , 8 9 9 Long - term debt 6 8 7 , 9 43 ( 4 4 1 , 6 7 2 ) – 2 4 6 , 27 1 Non - current liabilities 8 1 7 , 0 6 4 ( 4 4 1 , 6 7 2 ) – 3 7 5 , 3 9 2 TOTAL LIABILITIES $ 1,715,518 $ 7 4 , 0 5 2 $ 8 1 , 9 2 1 $ 1,871,491 Accumulated deficit $ (1,390,701) $ – $ ( 83 , 0 7 5) $(1,473,776) TOTAL SHAREHOLDERS’ DEFICIT $ ( 8 9 ,0 1 5) $ – $ ( 83 , 0 7 5) $ (172,090) TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT $ 1,626,503 $ 7 4 , 0 5 2 $ ( 1 , 1 5 4 ) $ 1,699,401 The above restatement and reclassifications did not impact the balance sheet as at March 31, 2018 other than increasing both trade and other payables and accumulated deficit by $58,979. Trade and other payables as at March 31, 2018 has been restated from $590,018 to $648,997. 58 JUST ENERGY | ANNUAL REPORT 2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ANNUAL REPORT 2020 | JUST ENERGY 59 Line items on the restated consolidated statements of loss: Year ended March 31, 2019 Year ended as originally March 31, 2019 r e p o r t e d 1 Restatement ( R e s t a te d) Cost of goods sold $ 2,336,154 $ 2 3 , 7 1 3 $ 2,359,867 Gross margin 70 2 , 2 8 4 ( 2 3 , 7 1 3 ) 6 7 8 , 5 7 1 Selling and marketing 2 0 7 , 4 3 8 4 ,3 0 0 2 1 1 , 7 3 8 Other income, net 1 , 5 4 1 7 7 1 2, 3 12 Loss before income taxes ( 9 9 , 1 9 8 ) ( 2 7 , 242 ) ( 1 2 6 , 4 4 0 ) Provision for (recovery of) income taxes 1 4 , 9 7 8 ( 3 , 1 4 6 ) 1 1 ,8 3 2 Loss for the year $ (242,435) $ ( 2 4 , 0 9 6 ) $ (266,531) Total comprehensive loss for the year, net of tax $ ( 2 3 7 , 41 3 ) $ ( 2 4 , 0 9 6 ) $ (261,509) Loss per share from continuing operations Basic $ ( 0 . 8 4 ) $ ( 0 . 1 6 ) $ ( 1 . 0 0 ) Diluted $ ( 0 . 8 4 ) $ ( 0 . 1 6 ) $ ( 1 . 0 0 ) Loss per share from discontinued operations Basic $ ( 0 . 8 6 ) $ – $ ( 0 . 8 6) Diluted $ ( 0 . 8 6 ) $ – $ ( 0 . 8 6) Loss per share available to shareholders Basic $ ( 1 . 7 0 ) $ ( 0 . 1 6 ) $ ( 1 . 8 6) Diluted $ ( 1 . 7 0 ) $ ( 0 . 1 6 ) $ ( 1 . 8 6) 1 The March 31, 2019 statements have been adjusted to remove the effects of the discontinued operations as described in Note 24 and to reflect the implementation of the IFRIC Decision as described in Note 7. Line items on the restated consolidated statements of changes in shareholders’ deficit: Year ended Year ended March 31, 2019 March 31, 2019 as reported Adjustment ( R e s t a te d) Accumulated earnings (loss), beginning of year $ 7 7 5 , 350 $ ( 5 8 , 97 9 ) $ 7 1 6 , 371 Loss for the year, attributable to shareholders ( 24 2 , 2 4 3 ) ( 2 4 , 0 9 6 ) ( 2 6 6 , 33 9 ) Accumulated earnings (loss), end of year 533 , 10 7 ( 83 , 0 7 5) 45 0, 0 32 Total shareholders’ deficit $ ( 8 9 ,0 1 5 ) $ ( 83 , 0 7 5 ) $ (172,090) Line items on the restated consolidated statements of cash flows: Year ended Year ended March 31, 2019 March 31, 2019 as reported 1 Adjustment ( R e s t a te d) Loss from continuing operations before income taxes $ ( 9 9 , 1 9 8 ) $ ( 2 7 , 242 ) $ (126,440) Loss before income taxes ( 2 3 1 , 2 0 1 ) ( 2 7 , 242 ) ( 2 5 8 , 4 4 3) Net change in working capital balances $ ( 8 , 7 28 ) $ 2 7 , 24 2 $ 18,514 1 The March 31, 2019 statements have been adjusted to remove the effects of the discontinued operations as described in Note 24.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 6 SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS The preparation of the consolidated financial statements requires the use of estimates and assumptions to be made in applying the accounting policies that affect the reported amounts of assets, liabilities, income and expenses. The estimates and related assumptions are based on previous experience and other factors considered reasonable under the circumstances, the results of which form the basis for making the assumptions about carrying values of assets and liabilities that are not readily apparent from other sources. The estimates and underlying assumptions are reviewed on an ongoing basis . Revisions to accounting estimates are recognized in the period in which the estimate is revised . Judgments made by management in the application of IFRS that have a significant impact on the consolidated financial statements relate to the following : Allowance for doubtful accounts The measurement of the expected credit loss allowance for accounts receivable requires the use of management’s judgment in estimation techniques, building models, selecting key inputs and making significant assumptions about future economic conditions and credit behaviour of the customers, including the likelihood of customers defaulting and the resulting losses. The Company’s current significant estimates include the historical collection rates as a percentage of revenue and the use of the Company’s historical rates of recovery across aging buckets and the consideration of forward - looking information. All of these inputs are sensitive to the number of months or years of history included in the analysis, which is a key input and judgment made by management. COVID - 19 impact As a result of the continued and uncertain economic and business impact of the coronavirus disease (“COVID - 19”) pandemic, we have reviewed the estimates, judgments and assumptions used in the preparation of the consolidated financial statements, including with respect to: the determination of whether indicators of impairment exist for the assets and CGUs and the underlying assumptions used in the measurement of the recoverable amount of such assets or CGUs. We have also assessed the impact of COVID - 19 on the estimates and judgments used in connection with the measurement of deferred income tax assets and the credit risk of Just Energy’s customers. Although we determined that no significant revisions to such estimates, judgments or assumptions were required for the year ended March 31, 2020, revisions may be required in future periods to the extent that the negative impacts on the business arising from COVID - 19 continue or worsen. Any such revision (due to COVID - 19 or otherwise) may result in, among other things, write - downs or impairments to the assets or CGUs, and/or adjustments to the carrying amount of the accounts receivable, or to the valuation of the deferred income tax assets, any of which could have a material impact on the results of operations and financial condition. While we believe the COVID - 19 pandemic to be temporary, the situation is dynamic and the impact of COVID - 19 on the results of operations and financial condition, including the duration and the impact on overall customer demand, cannot be reasonably estimated at this time. Deferred income taxes Significant management judgment is required to determine the amount of deferred income tax assets and liabilities that can be recognized, based upon the likely timing and the level of future taxable income realized, including the usage of tax - planning strategies. Determining the tax treatment on certain transactions also involves management’s judgment. Discontinued operations Management used judgment in concluding on the discontinued operations classification as a major separate geographical area of operations, as part of a single coordinated disposal plan to resell the business in the new fiscal year. There is also a high level of judgment involved in estimating the fair value less costs to sell of the disposal group and the significant carrying amounts of the assets and liabilities related to assets held for sale. Refer to Note 24 for further details. Fair value of financial instruments Where the fair values of financial assets and financial liabilities recorded in the consolidated statements of financial position cannot be derived from active markets, they are determined using valuation techniques including discounted cash flow models or transacted/quoted prices of identical assets that are not active. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgment includes consideration of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments. Refer to Note 13 for further details about the assumptions as well as a sensitivity analysis. Impairment of non - financial assets Just Energy’s impairment test is based on the estimated value - in - use and uses a discounted cash flow approach model. Management is required to exercise judgment in identifying the CGUs in which to allocate goodwill, working capital and related assets and liabilities. Judgment is further applied to determine which transactions or companies are considered comparable for use. Refer to Note 12 for further information. 7 ACCOUNTING POLICIES AND NEW STANDARDS ADOPTED IFRS 16 IFRS 16, Leases (“IFRS 16”), supersedes IAS 17, Leases (“IFRS 17”), and related interpretations and is effective for annual periods beginning on or after January 1, 2019. The Company adopted the standard, effective April 1, 2019, using the modified retrospective approach, with the cumulative effect of adopting IFRS 16 being recognized in equity as an adjustment to the opening balance of accumulated deficit for the current period. Prior periods have not been restated. 60 JUST ENERGY | ANNUAL REPORT 2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Accounting policies At inception of a contract, the Company assesses whether a contract is, or contains, a lease, by determining whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether: • The contract involves the use of an identified asset, which may be specified explicitly or implicitly and should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, then the asset is not identified; • The Company has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use; and • The Company has the right to direct the use of the asset. The Company has this right when it has the decision - making rights that are most relevant to changing how and for what purpose the asset is used. In rare cases where the decision about how and for what purpose the asset is used is predetermined, the Company has the right to direct the use of the asset if either: • The Company has the right to operate the asset; or • The Company designed the asset in a way that predetermines how and for what purpose it will be used. At inception or on reassessment of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of their relative standalone price. The Company recognizes a right - of - use asset and a lease liability at the lease commencement date. The right - of - use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. The right - of - use asset is subsequently depreciated using the straight - line method from the commencement date to the earlier of the end of the useful life of the right - of - use asset or the end of the lease term. The estimated useful lives of right - of - use assets are determined on the same basis as those of property and equipment. In addition, the right - of - use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate . Lease payments included in the measurement of the lease liability comprise the following : • Fixed payments, including in substance fixed payments; • Variable lease payments that depend on an index or a rate, initially measured using the relevant index or rate as at the commencement date; • Amounts expected to be payable under a residual value guarantee; and • The exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early. After the commencement date, the amount of lease liability is increased to reflect the accretion of interest and reduced for the lease payments made . When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right - of - use asset, or is recorded in profit or loss if the carrying amount of the right - of - use asset has been reduced to zero. The Company presents right - of - use assets in “property and equipment” and lease liabilities in “other non - current liabilities” in the consolidated statement of financial position. Short - term leases and leases of low - value assets The Company has elected not to recognize right - of - use assets and lease liabilities for short - term leases of property and equipment that have a lease term of 12 months or less and leases of low - value assets, such as some IT equipment. The Company recognizes the lease payments associated with these leases as an expense on a straight - line basis over the lease term. Nature of leased assets The Company leases various offices, equipment and vehicles. Rental contracts are typically made for fixed periods of one to ten years but may have extension options as described below. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. Leased assets may not be used as security for borrowing purposes. Some leases provide for additional rent payments based on changes in inflation. ANNUAL REPORT 2020 | JUST ENERGY 61

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 62 JUST ENERGY | ANNUAL REPORT 2020 Total operating lease commitments disclosed as at March 31, 2019 $ 2 1 , 2 43 Short - term leases and other minor adjustments ( 70 7 ) Operating lease liabilities before discounting 20 , 5 3 6 Discounted using the incremental borrowing rate ( 2 ,0 1 1 ) Total lease liabilities recognized under IFRS 16 as at April 1, 2019 $ 1 8 , 5 2 5 Extension and termination options Some office leases include an option to renew the lease for an additional period after the non - cancellable contract period. Where practicable, the Company seeks to include extension options in new leases to provide operational flexibility. The Company assesses at lease commencement whether it is reasonably certain to exercise the extension options. The Company reassesses its portfolio of leases to determine whether it is reasonably certain to exercise the options if there is a significant event or significant change in circumstances within its control. The Company considers all facts and circumstances when making this decision. The Company examines whether there is an economic incentive or penalty that would affect the decision to exercise the option (for example, whether the lease option is below market value or whether the Company has made significant investments in leasehold improvements). Where it is not reasonably certain that the lease will be extended or terminated, the Company will not recognize these options. The application of IFRS 16 requires significant judgments and certain key estimations to be made, including: • Identifying whether a contract (or part of a contract) includes a lease; • Determining whether it is reasonably certain that an extension or termination option will be exercised; • Determining whether variable payments are in substance fixed; • Establishing whether there are multiple leases in an arrangement; and • Determining the standalone selling price of lease and non - lease components. Key sources of estimation uncertainty in the application of IFRS 16 include the following: • Estimating the lease term; • Determining the appropriate rate to discount lease payments; and • Assessing whether a right - of - use asset is impaired. Unanticipated changes in these judgments or estimates could affect the identification and determination of the fair value of lease liabilities and right - of - use assets at initial recognition, as well as the subsequent measurement of lease liabilities and right - of - use assets. These items could potentially result in changes to amounts reported in the consolidated statements of loss and consolidated statements of financial position in a given period. Initial application The Company elected the practical expedient to not reassess whether a contract is, or contains, a lease as at April 1, 2019, the date of initial application of IFRS 16. The Company has also elected the practical expedient to not separate non - lease components from lease components, accounting for them as a single lease component. On transition to IFRS 16, the weighted average incremental borrowing rate applied to the calculation of lease liabilities is 6.75%. For previously recognized operating leases, the Company has elected the practical expedient to measure the right - of - use assets equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments recognized immediately before the date of initial application. Additionally, the Company has elected the practical expedient to not include initial direct costs in the measurement of the right - of - use asset for these leases as at the initial application date. For previously recognized operating leases with an initial lease term of 12 months or less (short - term leases) and for leases of low value assets, the Company has applied the optional recognition exemptions to not recognize the right - of - use assets and related lease liabilities for these leases . In addition, the Company has elected the practical expedient to account for previously recognized operating leases with a remaining lease term of 12 months or less upon transition as short - term leases. The Company is accounting for the lease expense on a straight - line basis over the remaining lease term. The Company’s former operating leases consist of office facility leases. Instead of performing an impairment review on the right - of - use assets at the date of initial application, the Company has elected the practical expedient to rely on its historical assessment as to whether leases were onerous immediately before the initial application date. Impact on consolidated financial statements The following is a reconciliation of total operating lease commitments as at March 31, 2019 to the lease liabilities recognized as at April 1, 2019:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ANNUAL REPORT 2020 | JUST ENERGY 63 Adjustment of physical forward contracts and options at market (i) $ 7 2 , 80 5 $ ( 1 7 4 , 3 1 0 Realized gain (loss) on financial swap contracts and options (ii) ( 9 7 , 1 9 1 ) 9 0 , 5 3 4 Realized loss of derivative instruments $ ( 2 4 , 3 8 6 ) $ ( 83 , 7 76 Trade account receivables, net $ 2 4 1 , 9 6 9 $ 3 6 5 , 0 0 8 Accrued gas receivable 7 , 2 2 4 1 3 , 6 3 7 Net unbilled revenue 1 2 1 , 9 9 3 2 7 0 , 1 3 0 Other 3 2 , 7 2 1 5 6 , 4 4 6 $ 403,907 $ 7 05, 2 2 1 As at April 1 , 2019 , the financial statement impact of IFRS 16 was as follows : • Right - of - use assets of $18.5 million have been recognized in relation to former operating leases and have been included in property and equipment in the consolidated statements of financial position. • Additional lease liabilities of $18.5 million have been recognized in relation to former operating leases and have been included in other current and non - current liabilities in the consolidated statements of financial position, depending on the maturity of the lease. Adoption of IFRIC Agenda Decision 11 , “Physical Settlement of Contracts to Buy or Sell a Non - Financial Item” (“Agenda Decision 11 ”) The IFRIC reached a decision on Agenda 11 during its meeting on March 5 to 6 , 2019 . The decision was in respect to a request about how an entity applies IFRS 9 to particular contracts to buy or sell a non - financial item at a fixed price . The Company has reviewed the agenda decision and determined that a change is required in its accounting policy related to contracts to buy or sell a non - financial item that can be settled net in cash or another financial instrument, or by exchanging financial instruments. These are contracts the Company enters into that are accounted for as derivatives at fair value through profit or loss but physically settled by the underlying non - financial item. The IFRIC concluded that IFRS 9 neither permits nor requires an entity to reverse the accumulated gain or loss previously recognized on the derivative and recognize a corresponding adjustment to cost of goods sold or inventory when the contract is physically settled. The presentation of consolidated statements of loss has been amended to comply with the IFRIC agenda decision. The amounts related to the adoption of Agenda Decision 11 on physical forward contracts and options accounted for as derivatives are noted in the table below. The amounts represent an increase in cost of goods sold of $72.8 million and a decrease in realized gains and losses on derivative instruments by the same amount. Furthermore, prior to the adoption of Agenda Decision 11, realized gains and loses on financial swap contracts and options were included in cost of goods sold. Upon adoption of Agenda Decision 11, realized gains and losses on financial swap contracts are recorded in the line item realized gains on derivative instruments. The table below presents the reclassification of realized gains/ losses on financial swap contracts and options from costs of sales to realized gains on derivative instruments. The Company has implemented these changes retrospectively. Year ended March 31, 2 0 20 Year ended March 31, 2 0 19 ) ) Other pronouncements As at April 1, 2018, the Company adopted IFRS 15, Revenue from Contracts with Customers , resulting in an increase in accumulated earnings attributable to shareholders as at April 1, 2018 of $20,711 from $754,639 to $775,350, and the Company also adopted IFRS 9, Financial Instruments , resulting in a decrease in accumulated other comprehensive income as at April 1, 2018 of $17,863 from $91,934 to $74,071. 8 TRADE AND OTHER RECEIVABLES, NET (a) Trade and other receivables table As at March 31, 2 0 20 As at March 31, 2019

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 64 JUST ENERGY | ANNUAL REPORT 2020 Current $ 83 , 4 3 1 $ 1 1 6, 8 9 2 1 – 30 days 2 6 , 6 7 8 4 2 , 5 6 2 31 – 60 days 6 , 513 2 2 , 3 17 61 – 90 days 5 , 5 0 5 1 6 , 3 5 2 Over 90 days 3 5 ,2 5 2 1 0 0 , 5 8 0 $ 1 5 7 , 3 7 9 $ 29 8 , 7 0 3 Other current assets Prepaid expenses and deposits $ 5 5 , 97 2 $ 8 1 , 9 86 Customer acquisition costs 7 7 , 9 3 9 7 1 , 4 0 7 Green certificates 63 , 72 8 4 4 , 9 5 7 Gas delivered in excess of consumption 2, 3 93 3 , 1 2 1 Inventory 3 , 2 38 4 , 9 5 4 $ 203,270 $ 2 0 6 , 4 25 (b) Aging of accounts receivable Customer credit risk The lifetime expected credit loss reflects Just Energy’s best estimate of losses on the accounts receivable and unbilled revenue balances. Just Energy determines the lifetime expected credit loss by using historical loss rates and forward - looking factors if applicable. Just Energy is exposed to customer credit risk on its continuing operations in Alberta, Texas, Illinois (gas), California and Ohio (electricity). Credit review processes have been implemented to perform credit evaluations of customers and manage customer default. If a significant number of customers were to default on their payments, it could have a material adverse effect on the operations and cash flows of Just Energy. Management factors default from credit risk in its margin expectations for all of the above markets. In the remaining markets, the LDCs provide collection services and assume the risk of any bad debts owing from Just Energy’s customers for a fee that is recorded in cost of goods sold. Management believes that the risk of the LDCs failing to deliver payment to Just Energy is minimal. There is no assurance that the LDCs providing these services will continue to do so in the future. The aging of the trade accounts receivable from the above markets where the Company bears customer credit risk was as follows: March 31, 2 0 20 March 31, 2 0 19 (c) Allowance for doubtful accounts Changes in the allowance for doubtful accounts related to the balances in the table above were as follows: March 31, 2 0 20 March 31, 2 0 19 $ 182,365 8 0 , 0 5 0 ( 1 3 8 , 5 1 4) – $ 6 0 , 1 2 1 1 92 ,2 0 2 ( 9 0 , 2 3 1) 2 3, 6 3 6 ( 3 , 3 6 3) 3 , 1 2 4 ( 8 1 , 1 9 3 ) – Balance, beginning of year Provision for doubtful accounts Bad debts written off Adjustment from IFRS 9 adoption Foreign exchange Assets classified as held for sale/sold Balance, end of year $ 4 5 , 8 3 2 $ 182,365 $ 4 3 , 1 2 7 2 , 7 0 5 $ 1 6 8 , 7 2 8 1 3 , 6 3 7 Allowance for doubtful accounts on accounts receivable Allowance for doubtful accounts on unbilled revenue Total allowance for doubtful accounts $ 4 5 , 8 32 $ 182,365 9 OTHER CURRENT AND NON - CURRENT ASSETS As at March 31, 2 0 20 As at March 31, 2019 ( a )

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ANNUAL REPORT 2020 | JUST ENERGY 65 Other non - current assets Customer acquisition costs $ 4 3,68 6 $ 4 6 , 4 1 6 Income taxes recoverable – 3 , 0 96 Other long - term assets 1 2 , 7 64 – $ 5 6 , 450 $ 4 9 , 5 1 2 As at March 31, 2 0 20 As at March 31, 2019 ( b ) 10 INVESTMENTS As at March 31, 2020, Just Energy owns approximately 8% of ecobee, a private company that designs, manufactures and distributes smart thermostats. This investment is measured at and classified as fair value through profit or loss. The fair value of the investment has been determined directly from transacted/quoted prices of identical assets that are not active (Level 3 measurement). As at March 31, 2020, the fair value of the ecobee investment is $32.9 million (2019 – $32.9 million). 11 PROPERTY AND EQUIPMENT As at March 31, 2020 C o m pu t e r e quip m en t F u r n i t ur e a n d fi x t ur e s P r e m i s e O f fi c e assets equipment L e a s eh o ld i m p r o ve - m e n t s Right - of - use a ss e t s 1 T o t a l – $ 76,464 1 8 , 5 2 5 $ 29,976 $ 6,701 $ 18,726 $ 16,265 5 0 3 7 9 2 8 3 9 4 ( 1 ,3 6 5) ( 2 7 6 ) – ( 1 8 5) ( 1 , 69 3 ) – ( 2 7 5) – 5 3 8 1 8 1 29 1 2 4 3 2 7 , 9 5 9 6 , 6 8 5 1 9 , 0 2 5 1 6 , 4 1 7 $ 4,796 $ 1,200 ( 1 7 5) ( 1 , 22 2) 7 6 4 , 6 7 5 ( 1 , 6 5 7 ) 6 1 6 , 8 7 4 2 0 , 6 8 4 – ( 2 , 0 0 1 ) ( 4 , 8 4 7 ) 1 ,3 3 5 9 1 , 6 3 5 ( 3, 2 8 6 ) ( 4 2 0 ) 6 7 – – ( 5 0 , 6 0 2) ( 5 , 6 7 0 ) ( 1 3, 2 4 6 ) – 9 7 1 3 8 4 3 8 4 5 9 8 ( 3 4 8 ) ( 4 , 6 8 8 ) ( 6 2 , 8 4 1 ) Cost: Opening balance – April 1, 2019 Additions Assets held for sale D i s p o s a l s / i m p a ir m e n t Exchange differences Ending balance, March 31, 2020 Accumulated depreciation: Opening balance – April 1, 2019 Depreciation charge for the year Assets held for sale Disposals/impairment Exchange differences Ending balance, March 31, 2020 Net book value, March 31, 2020 (16,955) (5,107) (13,790) (11,464) ( 2 , 9 2 7 ) ( 4 3 8 ) ( 9 9 6 ) ( 2 , 7 9 5) 7 1 3 1 2 3 – 6 8 – – – – ( 3 7 9 ) ( 1 2 1 ) ( 2 5 5) ( 1 3 7 ) (19,548) (5,543) (15,041) (14,328) $ 8,411 $ 1,142 $ 3,984 $ 2,089 ( 5 4 ) ( 3 , 69 3 ) $ 982 $ 12,186 $ 28,794 1 Refer to Note 7 for further information on the new adoption and implementation of IFRS 16. As at March 31, 2019 C o m pu t e r e qu i p m e n t F u r n it u r e a n d f i x t u r es P r e m i s e a ss e t s O f f i c e e qu i p m e n t L e a s eho l d i m p r o v e - m e n t s T o t a l $ 4,894 $ 62,375 $ 22,173 7 , 4 68 – – $ 6,861 $ 13,238 5 8 7 0 7 4 , 8 2 7 1 1 4 5 5 4 (5) – $ 15,209 3 1 1 7 73 ( 6 0 ) – – 3 4 0 (4) ( 3 0 9 ) 9 5 ( 1 9 2 ) 146 3 2 – ( 1 , 0 7 8 ) 3 1 2 8 ,6 5 8 6 , 1 5 4 (69) ( 1 , 57 9 ) 9 2 5 2 9 , 9 7 6 6 ,7 0 1 18,726 1 6 , 2 65 4 , 7 9 6 76,464 ( 4 , 9 9 5 ) ( 1 7 8 ) ( 1 0 , 555 ) ( 3 , 3 7 3 ) ( 1 3 , 9 8 4 ) ( 2 , 8 35 ) 2 – – ( 1 0 , 7 7 6 ) ( 62 3 ) (4) – – ( 1 3 8 ) 127 ( 6 1 ) 202 ( 6 4 ) ( 6 1 ) ( 3 , 1 7 2 ) ( 4 2 8 ) ( 4 9 ) 3 2 2 4 1 ( 4 3 , 4 8 2 ) ( 7 , 4 3 7 ) (5 1 ) 6 5 1 ( 2 8 3 ) (16,955) (5,107) (13,790) ( 1 1 , 4 6 4 ) Cost: Opening balance – April 1, 2018 Additions Acquisition Assets held for sale Retirements Exchange differences Ending balance, March 31, 2019 Accumulated depreciation: Opening balance – April 1, 2018 Depreciation charge for the year Assets held for sale Retirements Exchange differences Ending balance, March 31, 2019 Net book value, March 31, 2019 $ 13,021 $ 1,594 $ 4,936 $ 4,801 ( 3 , 2 8 6 ) ( 5 0 ,6 0 2 ) $ 1,510 $ 25,862

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 66 JUST ENERGY | ANNUAL REPORT 2020 12 INTANGIBLE ASSETS (a) Intangible assets As at March 31, 2020 C u s tome r S a le s ne t w o r k and affinity G oodwil l B r a nd T ec hn ol ogy 1 rel a t i on - s hi p s r el a t i on - s hi p s T o t a l Cost: Opening balance – April 1, 2019 $ 3 3 9 , 9 2 1 $ 34,305 $ 1 1 7 , 7 1 6 $ 31,250 $ 53,853 $ 5 7 7 , 0 4 5 Disposal of subsidiary (1 3 , 35 5) – ( 8 , 7 9 7 ) – – ( 2 2 , 152 ) Additions – – 1 4 , 3 8 2 – – 1 4 , 3 8 2 Impairment ( 6 1 , 4 1 5) – ( 6 , 0 93 ) ( 2 3 , 7 2 0 ) – ( 9 1 ,2 2 8 ) Exchange differences 7 , 5 4 1 1 , 9 3 0 4 , 1 7 4 1 , 0 9 6 3 , 3 2 1 1 8 , 0 6 2 Ending balance, March 31, 2020 2 7 2 , 6 92 3 6 , 2 3 5 1 2 1 , 3 8 2 8, 6 26 5 7 , 1 7 4 4 9 6 , 1 0 9 Accumulated amortization: Opening balance – April 1, 2019 – ( 1 0 0 ) ( 4 9 , 33 3 ) ( 4 , 4 69 ) ( 5 0 , 4 8 7 ) ( 1 0 4 , 3 8 9 ) Disposal of subsidiary – – 4 , 5 1 3 – – 4 , 5 1 3 Amortization charge for the year – ( 3 0 0 ) ( 1 7 , 9 2 7 ) (1 , 26 0 ) ( 3 ,3 4 8 ) ( 2 2 ,8 3 5) Impairment – – 5 3 5 2 , 1 0 8 – 2 , 6 4 3 Exchange differences – – 6 8 1 ( 2, 4 2 5) ( 3 , 3 3 9 ) ( 5 , 0 8 3 ) Ending balance, March 31, 2020 – ( 4 0 0 ) ( 6 1 , 5 3 1 ) ( 6 , 04 6 ) ( 5 7 , 1 7 4 ) ( 1 2 5 , 15 1 ) Net book value, March 31, 2020 $ 2 7 2 , 6 92 $ 35,835 $ 59,851 $ 2,580 $ – $ 3 7 0 , 9 5 8 Cost: Opening balance – April 1, 2018 $ 300,673 $ 30,205 $ 80,896 $ 18,027 $ 51,963 $ 481,764 Acquisition 4 0 , 6 3 0 3 , 00 0 – 1 2 ,6 0 0 – 5 6, 2 3 0 Assets held for sale – – ( 2 ,4 5 6 ) – – ( 2 ,4 5 6 Additions/adjustment – – 3 8 ,3 8 3 – – 3 8 ,3 8 3 Exchange differences ( 1 ,3 8 2 ) 1 , 1 0 0 8 9 3 6 2 3 1 ,890 3 , 1 2 4 Ending balance, March 31, 2019 33 9 , 9 2 1 3 4 ,3 05 1 1 7 , 7 1 6 3 1 , 2 50 5 3,8 5 3 5 7 7 , 0 4 5 Accumulated amortization: Opening balance – April 1, 2018 – – ( 3 6 ,3 0 9 ) ( 1 ,3 0 9 ) ( 4 2 , 2 20 ) ( 7 9 , 8 3 8 Assets held for sale – – 2 0 – – 2 0 Amortization charge for the year – (1 0 0 ) ( 1 4 , 9 2 7 ) ( 1 ,0 1 8 ) ( 6, 6 1 0 ) ( 2 2 ,655 Exchange differences – – 1 , 8 8 3 ( 2 , 1 4 2 ) ( 1 ,65 7 ) ( 1 , 9 1 6 Ending balance, March 31, 2019 – (1 0 0 ) ( 4 9 , 33 3 ) ( 4, 4 6 9 ) ( 5 0 , 4 8 7 ) (1 0 4 ,3 89 Net book value, March 31, 2019 $ 339,921 $ 34,205 $ 68,383 $ 26,781 $ 3,366 $ 472,656 1 Technology includes work - in - progress IT projects of $5.9 million which are not being amortized until completion. As at March 31, 2019 C u s t ome r S a l es n et w o r k relation - and affinity Goodwill Brand Technology 1 ships relationships T o t a l ) ) ) ) ) 1 Technology includes work - in - progress IT projects of $27.3 million which are not being amortized until completion. The capitalized internally developed costs relate to the development of new customer billing and analysis software solutions for the different energy markets of Just Energy. All research costs and development costs, not eligible for capitalization, have been expensed and are recognized in administrative expenses. (b) Impairment testing of goodwill and intangible assets with indefinite lives Goodwill acquired through business combinations and intangible assets with indefinite lives have been allocated to one of two operating segments. These segments are Consumer and Commercial. The goodwill associated with the Filter Group acquisition was allocated to the Consumer segment for the purposes of impairment testing as at March 31, 2020. Just Energy considers the relationship between its market capitalization and its book value, among other factors, when reviewing for indicators of impairment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ANNUAL REPORT 2020 | JUST ENERGY 67 Intangibles Impairment losses were recognized on definite - lived intangible assets for Filter Group, EdgePower and certain Just Energy IT projects in the amounts of $8.5 million, $14.7 million and $3.9 million, respectively. The impairment amounts were included in the consolidated statements of loss. The operations of Filter Group and EdgePower are considered individual CGUs for purposes of the intangible asset impairment tests. The impairment for Filter Group and on certain Just Energy IT projects were recorded to the Consumer segment and the impairment for EdgePower was recorded to the Commercial segment. Intangible assets are reviewed annually for any indicators of impairment. Indicators of impairment were evident for EdgePower, Filter Group and the specific IT projects given the performance of those businesses relative to the original expectations and the strategic decision not to continue developing those businesses and projects to focus on the core commodity business. For Filter Group, the recoverable amount for purposes of impairment testing was $8.7 million and represents the estimated value - in - use. The value - in - use was calculated using the present value of estimated future cash flows applying an appropriate risk - adjusted rate. Internal operating forecasts and budgets were used to estimate future cash flows. Discount rates were derived using a capital asset pricing model and analyzing published rates for industries relevant to the Company’s reporting units to estimate the cost of financing. For EdgePower, a one - year internal operating forecast was reviewed, and it was determined that the business unit had a negligible recoverable value. The recoverable amount was compared to the carrying value of the CGU and an impairment was recorded for the difference. The impairment amount was fully absorbed by the carrying value of the intangible assets. Goodwill Goodwill is tested annually for impairment at the level of the two operating segments at which the Company’s operations are monitored by the chief operational decision maker. The segments are identified in Note 17. Goodwill is also tested for impairment whenever events or circumstances occur which could potentially reduce the recoverable amount of one or more of the segments below its carrying value. For the year ended March 31, 2020, an impairment loss was recognized on the goodwill of the Commercial segment in the amount of $61.4 million as the carrying value exceeded the recoverable amount. The impairment amount was included on the consolidated statements of loss. An impairment loss was not recognized for the Consumer segment as its recoverable value exceeded its carrying value. The recoverable amount for purposes of impairment testing for the Commercial segment was $122.1 million and represents the estimated value - in - use. The value - in - use was calculated using the present value of estimated future cash flows applying an appropriate risk - adjusted rate to internal operating forecasts. Management believes that the forecasted cash flows generated based on operating forecasts is the appropriate basis upon which to assess goodwill and individual assets for impairment. The value - in - use calculation has been prepared solely for the purposes of determining whether the goodwill balance was impaired. Estimated future cash flows were prepared based on certain assumptions prevailing at the time of the test. The actual outcomes may differ from the assumptions made. The period included in the estimated future cash flows for the Commercial segment include five years of the operating plans plus an estimated terminal value beyond the five years driven by historical and forecasted trends. Discount rates were derived using a capital asset pricing model and by analyzing published rates for industries relevant to the Company’s reporting units to estimate the cost of financing. A discount rate of 12.5% was used to determine the estimated value - in - use. The key assumptions used in determining the value - in - use of the Commercial segment include historical attrition and renewal rates. These rates are considered a key assumption in the estimate and could materially impact the results if the outcome differed significantly from the actual results. If the actual results differ significantly from the estimates with regards to these rates, it could also materially impact supply cost due to adjustments, either increases or decreases, to supply commitments. Estimates of future collections are consistent with recent performance and assumes continuation of enrolment controls and processes put in place during fiscal year 2020. The underlying growth rate is driven by sales forecast, consistent with recent historical performance and taking into considerations sales channels and strategies in place today. Customer acquisition costs included in the forecast are consistent with current trends taking into account today’s competitive environment. Cost to operate represents management’s best estimate of future cost to operate. Sensitivities to different variables have been estimated using certain simplifying assumptions. Sensitivities to different variables have been estimated using certain assumptions. Changes in those assumptions could have a significant impact on the calculation of impairment. For example, an increase in the discount rate of 0.5% would result in an increase in the impairment amount of approximately $6.0 million. A decrease of 0.5% in the terminal growth rate used for the period beyond the operating plan would result in an increase in the impairment amount of approximately $3.0 million. A 10% decline in the renewal rate used to estimate the cash flows in the operating plan would increase the impairment amount by approximately $7.0 million. The resulting carrying value after the recognition of the goodwill impairment was reconciled to the market capitalization at March 31, 2020, based on the Company’s share price at March 31, 2020 and consideration of the capital structure of the Company. Other In addition to the above impairments, approximately $3.9 million in property and equipment, net, prepaid expenses as well as inventory were impaired.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 68 JUST ENERGY | ANNUAL REPORT 2020 Physical forward contracts and options (i) $ (130,182) $ ( 1 1 6 , 350 Financial swap contracts and options (ii) ( 6 2 , 6 1 2 ) 3 9 , 8 3 2 Foreign exchange forward contracts 9 , 0 5 5 72 Share swap (iii) ( 9 , 5 8 1 ) ( 3 , 5 07 6.5% convertible bond conversion feature – 2 47 Unrealized foreign exchange on 6.5% convertible bond (1 8 , 1 3 2 ) ( 8 , 0 6 1 Weather derivatives ( 2 2 9) 7 , 7 9 6 Other derivative options (1 , 7 3 6) ( 7 , 4 8 8 Unrealized loss of derivative instruments and other $ (213,417) $ (8 7 ,4 5 9 F in a nci a l as se t s ( cu r r e n t ) F in a nci a l as se t s ( no n - cu r r e n t ) F in a nci a l li a bil i t i e s (current) F in a nci a l li a bil i t i e s ( no n - cu r r e n t ) Physical forward contracts and options (i) $ 2 4 , 5 4 9 $ 1 7 , 6 7 3 $ 5 7 , 4 6 1 $ 51 ,836 Financial swap contracts and options (ii) 6 , 9 1 5 1 , 4 9 2 53 , 9 1 7 2 4 , 4 3 2 Foreign exchange forward contracts 4 , 5 1 9 3 , 036 – – Weather derivatives (iii) – – 2 8 0 – Other derivative options 3 7 0 6 , 5 9 1 1 , 7 8 0 – As at March 31, 2020 $ 36 , 3 53 $ 28 , 7 9 2 $ 1 1 3 , 43 8 $ 7 6 , 2 68 13 FINANCIAL INSTRUMENTS (a) Fair value of derivative financial instruments and other The fair value of financial instruments is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). Management has estimated the value of financial swaps, physical forwards and option contracts for electricity, natural gas, carbon and renewable energy certificates, and generation and transmission capacity contracts using a discounted cash flow method, which employs market forward curves that are either directly sourced from third parties or developed internally based on third - party market data. These curves can be volatile, thus leading to volatility in the mark to market with no immediate impact to cash flows. Gas options and green power options have been valued using the Black option pricing model using the applicable market forward curves and the implied volatility from other market traded options. Management periodically uses non - exchange - traded swap agreements based on cooling degree days (“CDDs”) and heating degree days (“HDDs”) measured in its utility service territories to reduce the impact of weather volatility on Just Energy’s electricity volumes, commonly referred to as “weather derivatives”. The fair value of these swaps on a given measurement station indicated in the derivative contract is determined by calculating the difference between the agreed strike and expected variable observed at the same station. The following table illustrates unrealized gains (losses) related to Just Energy’s derivative financial instruments classified as fair value through profit or loss and recorded on the consolidated statements of financial position as fair value of derivative financial assets and fair value of derivative financial liabilities, with their offsetting values recorded in unrealized loss in fair value of derivative instruments and other on the consolidated statements of loss. Year ended March 31, 2 0 20 Year ended March 31, 2 0 19 ) ) ) ) ) The following table summarizes certain aspects of the fair value of derivative financial assets and liabilities recorded in the consolidated statement of financial position as at March 31, 2020:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS F i n a n c i a l a ss e t s ( c u r r e n t ) F i n a n c i a l a ss e t s ( n o n - c u r r e n t ) F i n a n c i a l l i a biliti e s (current) F i n a n c i a l l i a biliti e s ( n o n - c u r r e n t ) Physical forward contracts and options $ 1 1 5 , 4 83 $ 7 , 2 3 7 $ 4 9 ,6 0 1 $ 5 0 , 1 7 4 Financial swap contracts and options 1 8 , 2 1 2 1 , 8 7 6 1 6 , 14 2 8 , 5 83 Foreign exchange forward contracts – 5 6 1 ,55 5 – Share swap – – 1 1 , 9 0 7 – Other derivative options 1 0 , 8 1 7 8 6 1 8 2 4 , 9 0 1 As at March 31, 2019 $ 1 4 4 , 5 1 2 $ 9 , 2 5 5 $ 7 9 ,3 8 7 $ 63 ,6 5 8 The following table summarizes certain aspects of the fair value of derivative financial assets and liabilities recorded in the consolidated statement of financial position as at March 31, 2019: Below is a summary of the financial instruments classified through profit or loss as at March 31, 2020, to which Just Energy has committed: (i) Physical forward contracts and options consist of: • Electricity contracts with a total remaining volume of 32,588,054 MWh, a weighted average price of $50.95/MWh and expiry dates up to December 31, 2029. • Natural gas contracts with a total remaining volume of 95,484,292 GJs, a weighted average price of $2.50/GJ and expiry dates up to October 31, 2025. • Renewable energy certificates (“RECs”) with a total remaining volume of 3,700,688 MWh, a weighted average price of $40.86/REC and expiry dates up to December 31, 2028. • Electricity generation capacity contracts with a total remaining volume of 2,439 MWCap, a weighted average price of $6,682.09/MWCap and expiry dates up to May 31, 2024. • Ancillary contracts with a total remaining volume of 297,045 MWh, a weighted average price of $24.64/MWh and expiry dates up to December 31, 2020. ( i i ) Financial swap contracts and options consist of: • Electricity contracts with a total remaining volume of 13,204,320 MWh, an average price of $45.70/MWh and expiry dates up to December 31, 2024. • Natural gas contracts with a total remaining volume of 117,195,060 GJs, an average price of $3.39/GJ and expiry dates up to December 31, 2025. • Electricity generation capacity contracts with a total remaining volume of 21 MWCap, a weighted average price of $209,152.32/MWCap and expiry dates up to October 31, 2020. • Ancillary contracts with a total remaining volume of 396,060 MWh, a weighted average price of $23.23/MWh and expiry dates up to December 31, 2020. (iii) Weather derivatives consist of: • HDD natural gas swaps with price strikes ranging from US$1.75 to US$7.35/MmBTU and temperature strikes ranging by location from 1,051 to 5,059 HDD and an expiry date of March 31, 2021. • HDD natural gas swaps with price strikes to be set on futures index and temperature strikes ranging by location from 1,051 to 5,059 HDD and an expiry date of March 31, 2022. Share swap agreement Just Energy had entered into a share swap agreement to manage the volatility associated with the Company’s restricted share grants and deferred share grants plans. The value, on inception, of the 2,500,000 shares under this share swap agreement was approximately $33,803. On August 22, 2018, Just Energy reduced the notional value of the share swap to $23,803 through a payment of $10,000 and renewed the share swap agreement for an additional year. On March 31, 2020, the share swap agreement expired and settled. Net monthly settlements received (paid) under the share swap agreement are recorded in other loss. These derivative financial instruments create a credit risk for Just Energy since they have been transacted with a limited number of counterparties. Should any counterparty be unable to fulfill its obligations under the contracts, Just Energy may not be able to realize the financial assets’ balance recognized in the consolidated financial statements. ANNUAL REPORT 2020 | JUST ENERGY 69

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 70 JUST ENERGY | ANNUAL REPORT 2020 Level 1 Level 2 Level 3 T o t a l Derivative financial assets $ – $ – $ 65 , 1 4 5 $ 65 , 1 4 5 Derivative financial liabilities – ( 3 8 , 6 7 6 ) ( 1 51 , 0 3 0 ) (1 8 9 , 7 0 6 ) Total net derivative financial assets $ – $ ( 3 8 , 6 7 6 ) $ ( 8 5, 88 5) $ (124,561) Level 1 Level 2 Level 3 T o t a l Derivative financial assets $ – $ – $ 1 53 , 7 6 7 $ 1 53 , 7 6 7 Derivative financial liabilities – ( 6, 5 8 8 ) ( 1 3 6 , 4 5 7 ) ( 1 43 , 0 4 5) Total net derivative financial assets $ – $ ( 6, 5 8 8 ) $ 1 7 , 3 1 0 $ 1 0 , 7 2 2 Fair value (“FV”) hierarchy derivatives Level 1 The fair value measurements are classified as Level 1 in the FV hierarchy if the fair value is determined using quoted unadjusted market prices. Currently there are no derivatives carried in this level. Level 2 Fair value measurements that require observable inputs other than quoted prices in Level 1, either directly or indirectly, are classified as Level 2 in the FV hierarchy. This could include the use of statistical techniques to derive the FV curve from observable market prices. However, in order to be classified under Level 2, significant inputs must be directly or indirectly observable in the market. Just Energy values its New York Mercantile Exchange (“NYMEX”) financial gas fixed - for - floating swaps under Level 2. Level 3 Fair value measurements that require unobservable market data or use statistical techniques to derive forward curves from observable market data and unobservable inputs are classified as Level 3 in the FV hierarchy. For the power supply contracts, Just Energy uses quoted market prices as per available market forward data and applies a price - shaping profile to calculate the monthly prices from annual strips and hourly prices from block strips for the purposes of mark to market calculations. The profile is based on historical settlements with counterparties or with the system operator and is considered an unobservable input for the purposes of establishing the level in the FV hierarchy. For the natural gas supply contracts, Just Energy uses three different market observable curves: (i) Commodity (predominately NYMEX), (ii) Basis and (iii) Foreign exchange. NYMEX curves extend for over five years (thereby covering the length of Just Energy’s contracts); however, most basis curves extend only 12 to 15 months into the future. In order to calculate basis curves for the remaining years, Just Energy uses extrapolation, which leads natural gas supply contracts to be classified under Level 3. Weather derivatives are non - exchange - traded financial instruments used as part of a risk management strategy to mitigate the impact adverse weather conditions have on gross margin. The fair values of the derivatives are determined using an internally developed model that relies upon both observable inputs and significant unobservable inputs. Accordingly, the fair values of these derivatives are classified as Level 3. Market and contractual inputs to these models vary by contract type and would typically include notional amounts, reference weather stations, strike prices, temperature strike values, terms to expiration, historical weather data and historical commodity prices. The historical weather data and commodity prices were utilized to value the expected payouts with respect to weather derivatives and, as a result, are the most significant assumptions contributing to the determination of fair value estimates, and changes in these inputs can result in a significantly higher or lower fair value measurement. For the share swap agreement, Just Energy uses a forward interest rate curve along with a volume weighted average share price to model out its value. As the inputs have no observable market, it is classified as Level 3. Just Energy’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. Fair value measurement input sensitivity The main cause of changes in the fair value of derivative instruments is changes in the forward curve prices used for the fair value calculations. Just Energy provides a sensitivity analysis of these forward curves under the “Market risk” section of this note. Other inputs, including volatility and correlations, are driven off historical settlements. The following table illustrates the classification of derivative financial assets (liabilities) in the FV hierarchy as at March 31, 2020: The following table illustrates the classification of derivative financial assets (liabilities) in the FV hierarchy as at March 31, 2019:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ANNUAL REPORT 2020 | JUST ENERGY 71 Year ended Year ended March 31, March 31, 2 0 20 2 0 19 Balance, beginning of year $ 1 7 , 31 0 $ 1 6 6 ,3 6 4 Total gains ( 3, 8 2 2 ) 1 9 , 6 4 4 Purchases ( 4 3 , 6 6 3 ) 1 1 , 5 0 2 Sales 1 4 , 5 4 9 ( 2 5 , 5 7 5) Settlements ( 7 0 ,2 5 9) ( 1 5 4 , 6 2 5) Balance, end of year $ ( 8 5, 88 5) $ 1 7 , 3 1 0 Commodity price sensitivity – Level 3 derivative financial instruments If the energy prices associated with only Level 3 derivative financial instruments including natural gas, electricity, verified emission - reduction credits and RECs had risen (fallen) by 10%, assuming that all of the other variables had remained constant, profit (loss) before income taxes for the year ended March 31, 2020 would have increased (decreased) by $191,556 ($190,308), primarily as a result of the change in fair value of Just Energy’s derivative financial instruments. Key assumptions used when determining the significant unobservable inputs for all commodity supply contracts included in Level 3 of the FV hierarchy consist of up to 5 % price extrapolation to calculate monthly prices that extend beyond the market observable 12 - to 15 - month forward curve . The following table illustrates the changes in net fair value of financial assets (liabilities) classified as Level 3 in the FV hierarchy for the following periods: (b) Classification of non - derivative financial assets and liabilities As at March 31, 2020 and March 31, 2019, the carrying value of cash and cash equivalents, bank overdraft, restricted cash, trade and other receivables, and trade and other payables approximates their fair value due to their short - term nature. Long - term debt recorded at amortized cost has a fair value as at March 31, 2020 of $596.2 million (March 31, 2019 – $740.6 million) and the interest payable on outstanding amounts is at rates that vary with bankers’ acceptances, London Interbank Offering Rate (“LIBOR”), Canadian bank prime rate or U.S. prime rate, with the exceptions of the 8.75% loan, 6.75% $100M convertible debentures, 6.75% $160M convertible debentures and 6.5% convertible bonds, which are fair valued based on market value. The 6.75% $100M convertible debentures, 6.75% $160M convertible debentures and 6.5% convertible bonds are classified as Level 1 in the FV hierarchy. The risks associated with Just Energy’s financial instruments are as follows: (i) Market risk Market risk is the potential loss that may be incurred as a result of changes in the market or fair value of a particular instrument or commodity. Components of market risk to which Just Energy is exposed are discussed below. Foreign currency risk Foreign currency risk is created by fluctuations in the fair value or cash flows of financial instruments due to changes in foreign exchange rates and exposure as a result of investments in U.S. operations. The performance of the Canadian dollar relative to the U.S. dollar could positively or negatively affect Just Energy’s income, as a portion of Just Energy’s income is generated in U.S. dollars and is subject to currency fluctuations upon translation to Canadian dollars. Due to its growing operations in the U.S., Just Energy expects to have a greater exposure to foreign currency fluctuations in the future than in prior years. Just Energy has economically hedged between 50% and 100% of forecasted cross - border cash flows that are expected to occur within the next 12 months and between 0% and 50% of certain forecasted cross - border cash flows that are expected to occur within the following 13 to 24 months. The level of economic hedging is dependent on the source of the cash flows and the time remaining until the cash repatriation occurs. Just Energy may, from time to time, experience losses resulting from fluctuations in the values of its foreign currency transactions, which could adversely affect its operating results. Translation risk is not hedged. With respect to translation exposure, if the Canadian dollar had been 5% stronger or weaker against the U.S. dollar for the year ended March 31, 2020, assuming that all the other variables had remained constant, loss for the year ended March 31, 2020 would have been $6.5 million lower/higher and OCI would have been $10.3 million lower/higher.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 72 JUST ENERGY | ANNUAL REPORT 2020 Car r yi n g am ou nt C o n t r a c tu a l cash flows Less than 1 year 1 – 3 years 4 – 5 years More than 5 years Trade and other payables $ 685,665 $ 685,665 $ 685,665 $ – $ – $ – Long - term debt 1 Gas, electricity and non - commodity contracts 782,003 189,706 82 7 , 2 8 4 3 , 08 8 , 5 2 4 2 5 5 , 1 2 9 1 , 4 63 , 6 1 5 263,800 1,200,713 308,355 322,590 – 1 0 1 ,6 06 $ 1,657,374 $ 4,601,473 $ 2,404,409 $ 1,464,513 $ 6 3 0 , 9 4 5 $ 1 0 1 ,6 06 Less than 1 year 1 – 3 years 4 – 5 years More than 5 years Interest payments $ 44,067 $ 7 5 , 9 1 1 $ 1 2 , 7 7 3 $ – Interest rate risk Just Energy is only exposed to interest rate fluctuations associated with its floating rate credit facility. Just Energy’s current exposure to interest rates does not economically warrant the use of derivative instruments. Just Energy’s exposure to interest rate risk is relatively immaterial and temporary in nature. Just Energy does not currently believe that its long - term debt exposes the Company to material interest rate risks but has set out parameters to actively manage this risk within its Risk Management Policy. A 1% increase (decrease) in interest rates would have resulted in an increase (decrease) of approximately $2,413 in profit (loss) before income taxes for the year ended March 31, 2020 (March 31, 2019 – $1,939). Commodity price risk Just Energy is exposed to market risks associated with commodity prices and market volatility where estimated customer requirements do not match actual customer requirements. Management actively monitors these positions on a daily basis in accordance with its Risk Management Policy. This policy sets out a variety of limits, most importantly thresholds for open positions in the gas and electricity portfolios, which also feed a value at risk limit. Should any of the limits be exceeded, they are closed expeditiously or express approval to continue to hold is obtained. Just Energy’s exposure to market risk is affected by a number of factors, including accuracy of estimation of customer commodity requirements, commodity prices, volatility and liquidity of markets. Just Energy enters into derivative instruments in order to manage exposures to changes in commodity prices. The derivative instruments that are used are designed to fix the price of supply for estimated customer commodity demand and thereby fix margins. Derivative instruments are generally transacted over the counter. The inability or failure of Just Energy to manage and monitor the above market risks could have a material adverse effect on the operations and cash flows of Just Energy. Just Energy mitigates the exposure to variances in customer requirements that are driven by changes in expected weather conditions through active management of the underlying portfolio, which involves, but is not limited to, the purchase of options including weather derivatives. Just Energy’s ability to mitigate weather effects is limited by the degree to which weather conditions deviate from normal. Commodity price sensitivity – all derivative financial instruments If all the energy prices associated with derivative financial instruments including natural gas, electricity, verified emission - reduction credits and RECs had risen (fallen) by 10%, assuming that all of the other variables had remained constant, profit (loss) before income taxes for the year ended March 31, 2020 would have increased (decreased) by $183,752 ($182,504), primarily as a result of the change in fair value of Just Energy’s derivative financial instruments. For information on credit risk, refer to Note 8. (ii) Liquidity risk Liquidity risk is the potential inability to meet financial obligations as they fall due. Just Energy manages this risk by monitoring detailed daily cash flow forecasts covering a rolling 13 - week period, cash forecasts for the next 12 months and quarterly forecasts for the following two - year period to ensure adequate and efficient use of cash resources and credit facilities. The following are the contractual maturities, excluding interest payments, reflecting undiscounted disbursements of Just Energy’s financial liabilities: As at March 31, 2020: 1 lncluded in long - term debt are the 6.75% $100M convertible debentures, 6.75% $160M convertible debentures and 6.5% convertible bonds, which may be settled through the issuance of shares at the option of the holder or Just Energy upon maturity. In addition to the amounts noted above, as at March 31, 2020, the contractual net interest payments over the term of the long - term debt with scheduled repayment terms are as follows:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ANNUAL REPORT 2020 | JUST ENERGY 73 Commodity suppliers’ accruals and payables (as restated per Note 5) $ 414,581 $ 548,098 Green provisions and repurchase obligations 1 03 , 2 4 5 1 4 6 ,4 5 4 Sales tax payable 1 9 , 7 06 2 2 , 9 6 9 Non - commodity trade accruals and accounts payable 1 1 7 , 4 7 3 9 9 , 2 6 4 Current portion of payable to former joint venture partner 1 8 , 1 9 4 2 2 , 6 2 5 Accrued gas payable 3 , 2 95 1 2 , 9 3 7 Other payables 9, 1 7 1 1 7 , 7 36 $ 685,665 $ 8 7 0 , 0 8 3 (iii) Physical supplier risk Just Energy purchases the majority of the gas and electricity delivered to its customers through long - term contracts entered into with various suppliers. Just Energy has an exposure to supplier risk as the ability to continue to deliver gas and electricity to its customers is reliant upon the ongoing operations of these suppliers and their ability to fulfill their contractual obligations. As at March 31, 2020, Just Energy has applied an adjustment factor to determine the fair value of its financial instruments in the amount of $23,887 (March 31, 2019 – $8,307) to accommodate for its counterparties’ risk of default. (iv) Counterparty credit risk Counterparty credit risk represents the loss that Just Energy would incur if a counterparty fails to perform under its contractual obligations. This risk would manifest itself in Just Energy replacing contracted supply at prevailing market rates, thus impacting the related customer margin. Counterparty limits are established within the Risk Management Policy. Any exceptions to these limits require approval from the Board of Directors of Just Energy. The Risk Department and Risk Committee monitor current and potential credit exposure to individual counterparties and also monitor overall aggregate counterparty exposure. However, the failure of a counterparty to meet its contractual obligations could have a material adverse effect on the operations and cash flows of Just Energy. As at March 31, 2020, the estimated counterparty credit risk exposure amounted to $65,145 (March 31, 2019 – $153,767), representing the risk relating to Just Energy’s exposure to derivatives that are in an asset position. 14 TRADE AND OTHER PAYABLES As at March 31, 2 0 20 As at March 31, 2019 15 DEFERRED REVENUE Year ended March 31, 2 0 20 Year ended March 31, 2019 Balance, beginning of year $ 4 3 , 2 2 8 $ 3 8 , 7 1 0 Additions to deferred revenue 7 , 4 9 9 5 6 9 , 88 0 Revenue recognized during the year ( 1 0 , 7 2 6) ( 5 63 , 9 2 2 Foreign exchange impact 3 52 ( 1 , 4 4 0 Liabilities classified as held for sale/sold ( 3 9 , 5 0 1 ) – Balance, end of year $ 8 52 $ 43, 2 28 ) ) U.K. operations had substantially all of its revenue flowing through deferred revenue. The change for 2020 was substantially related to operations sold during the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 74 JUST ENERGY | ANNUAL REPORT 2020 M a tu ri t y March 31, 2 0 20 March 31, 2 0 19 Credit facility (a) September 1, 2020 $ 236,389 $ 2 0 1 , 5 7 7 Less: Debt issue costs (a) (1,644) ( 1 , 8 2 4 ) Filter Group financing (b) October 25, 2023 9,690 1 7 , 5 7 7 8.75% loan (c) September 12, 2023 280,535 2 4 0 , 0 94 6.75% $100M convertible debentures (d) March 31, 2023 90,187 8 7 , 52 0 6.75% $160M convertible debentures (e) December 31, 2021 153,995 1 5 0 , 9 4 5 6.5% convertible bonds (f) December 31, 2020 12,851 2 9 , 4 83 782,003 7 2 5 , 3 72 Less: Current portion (253,485) (4 7 9 , 1 0 1) $ 528,518 $ 2 4 6, 2 7 1 Future annual minimum principal repayments are as follows: Less than 1 year 1 – 3 years 4 – 5 years T o t a l Credit facility (a) $ 236,389 $ – $ – $ 236,389 Filter Group financing (b) 5 , 8 89 3 , 8 0 0 1 9 , 6 90 8.75% loan (c) – – 30 8 , 3 5 4 30 8 , 3 5 4 6.75% $100M convertible debentures (d) – 1 0 0 , 00 0 – 1 0 0 , 00 0 6.75% $160M convertible debentures (e) – 1 6 0 , 00 0 – 1 6 0 , 00 0 6.5% convertible bonds (f) 1 2 , 8 5 1 – – 1 2 , 8 5 1 $ 2 5 5 , 1 2 9 $ 263,800 $ 308,355 $ 827,284 The details for long - term debt are as follows: As at April 1, Cash inflows/ F o r eign No n - c a sh As at March 31, 2 0 19 ( o u t f l o w s ) e x c h a nge c h ange s 2 0 20 Credit facility (a) $ 1 9 9 , 7 53 $ 3 4 , 8 1 2 $ – $ 1 8 0 $ 234,745 Filter Group financing (b) 1 7 , 5 7 7 ( 7 , 8 8 7 ) – – 9 , 6 9 0 8.75% loan (c) 2 4 0 , 0 9 4 1 7 , 1 63 1 7 , 6 1 3 5 , 6 6 5 2 8 0 , 5 3 5 6.75% $100M convertible debentures (d) 8 7 , 52 0 – – 2 , 6 6 7 9 0 , 1 8 7 6.75% $160M convertible debentures (e) 1 5 0 , 9 4 5 – – 3 , 050 1 53 , 9 9 5 6.5% convertible bonds (f) 2 9 , 4 83 ( 1 7 , 3 7 0 ) 5 1 8 2 2 0 1 2 , 8 5 1 $ 725,372 $ 2 6 , 7 1 8 $ 1 8 , 1 3 1 $ 1 1 , 78 2 $ 782,003 Less: Current portion (4 7 9 , 1 0 1 ) – – – (253,485) $ 246,271 $ 528,518 16 LONG - TERM DEBT AND FINANCING

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ANNUAL REPORT 2020 | JUST ENERGY 75 As at April 1, 2018 Cash inflows/ ( o u t f l o w s ) F o r eign e x c h a ng e No n - c a s h c h ange s As at March 31, 2019 Credit facility (a) $ 1 2 1 ,4 5 1 $ 7 7 , 6 3 8 $ – $ 6 6 4 $ 1 9 9 , 7 53 Filter Group financing (b) – 1 7 , 5 7 7 – – 1 7 , 5 7 7 8.75% loan (c) – 23 6 , 9 3 4 4 ,5 53 ( 1 , 3 9 3 ) 2 4 0 , 0 9 4 6.75% $100M convertible debentures (d) 85 , 7 6 0 – – 1 , 7 6 0 8 7 , 52 0 6.75% $160M convertible debentures (e) 1 4 8 , 1 4 6 – – 2 , 7 9 9 1 5 0 , 9 4 5 6.5% convertible bonds (f) 1 8 8 , 1 4 7 ( 16 9 , 33 3 ) 3 , 5 0 8 7 , 1 6 1 2 9 , 4 83 $ 543,504 $ 1 6 2 , 8 1 6 $ 8 , 0 6 1 $ 1 0 , 9 9 1 $ 725,372 Less: Current portion ( 1 2 1 ,4 5 1 ) – – – (4 7 9 , 1 0 1 ) $ 422,053 $ 246,271 Credit facility (a) $ 23 , 7 36 $ 20 , 7 1 5 Filter Group financing (b) 1 , 7 9 3 8 7 5 8.75% loan (c) 3 5 , 0 8 9 8 , 999 6.75% $100M convertible debentures (d) 9 , 4 1 7 8, 8 19 6.75% $160M convertible debentures (e) 1 3, 85 0 1 3 , 5 9 8 6.5% convertible bonds (f) 2 , 7 4 6 1 8 ,3 8 7 Supplier finance and others (g) 2 0 , 3 14 1 6 ,3 8 6 $ 106,945 $ 8 7 , 7 7 9 The following table details the finance costs for the year ended March 31. Interest is expensed based on the effective interest rate. 2 0 2 0 2 0 19 (a) As of April 18, 2018, the Company had renegotiated an agreement with a syndicate of lenders that includes Canadian Imperial Bank of Commerce (“CIBC”), National Bank of Canada (“National”), HSBC Bank Canada, JPMorgan Chase Bank N.A., Alberta Treasury Branches, Canadian Western Bank and Morgan Stanley Senior Funding, Inc., a subsidiary of Morgan Stanley Bank N.A. The agreement extended Just Energy’s credit facility for an additional two years to September 1, 2020. The facility size was increased to $352.5 million from $342.5 million, with an accordion for Just Energy to draw up to $370 million. On June 28, 2019, the Company exercised its option to access the amounts relating to the accordion agreement as part of the credit facility. Certain principal amount outstanding under the letter of credit facility is guaranteed by Export Development Canada under its Account Performance Security Guarantee Program. The Company amended its senior secured credit facility to increase the senior debt to EBITDA covenant ratio from 1.50:1 to 2.15:1 and the total debt to EBITDA covenant ratio from 3.50:1 to 4.00:1 for the fourth quarter of fiscal 2020. As at March 31, 2020, the Company was compliant with all of these covenants. Interest is payable on outstanding loans at rates that vary with Bankers’ Acceptance rates, LIBOR, Canadian bank prime rate or U.S. prime rate. Under the terms of the operating credit facility, Just Energy is able to make use of Bankers’ Acceptances and LIBOR advances at stamping fees of 3.750%. Prime rate advances are at a rate of bank prime (Canadian bank prime rate or U.S. prime rate) plus 2.750% and letters of credit are at a rate of 3.750%. Interest rates are adjusted quarterly based on certain financial performance indicators. As at March 31, 2020, the Canadian prime rate was 2.45% and the U.S. prime rate was 3.25%. As at March 31, 2020, $236.4 million has been drawn against the facility and total letters of credit outstanding as of March 31, 2020 amounted to $72.5 million (March 31, 2019 – $94.0 million). As at March 31, 2020, Just Energy has $61.1 million of the facility remaining for future working capital and/or security requirements. Just Energy’s obligations under the credit facility are supported by guarantees of certain subsidiaries and affiliates and secured by a general security agreement and a pledge of the assets and securities of Just Energy and the majority of its operating subsidiaries and affiliates excluding, primarily, the Barbados, Ireland, Japan and German operations. Just Energy is required to meet a number of financial covenants under the credit facility agreement. (b) Filter Group, which was acquired on October 1, 2018, has an outstanding loan payable to Home Trust Company (“HTC”). The loan is a result of factoring receivables to finance the cost of rental equipment over a period of three to five years with HTC and bears interest at 8.99% per annum. Principal and interest are repayable on a monthly basis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 76 JUST ENERGY | ANNUAL REPORT 2020 (c) On September 12, 2018, Just Energy entered into a US$250 million non - revolving multi - draw senior unsecured term loan facility (the “8.75% loan”) with Sagard Credit Partners, LP and certain funds managed by a leading U.S. - based global fixed income asset manager. The 8.75% loan bears interest at 8.75% per annum payable semi - annually in arrears on June 30 and December 31 in each year plus fees and will mature on September 12, 2023. Counterparties were issued 7.5 million warrants at a strike price of $8.56 each, convertible to one Just Energy common stock. The value of these warrants has been assessed as nominal. The 8.75% loan has three tranches. The first tranche of US$50 million is earmarked for general corporate purposes, including to pay down Just Energy’s credit facility. The second tranche of US$150 million is earmarked towards the settlement of Just Energy’s 6.5% convertible bonds. The third tranche of US$50 million is earmarked for investments and future acquisitions. As of March 31, 2020, US$207.0 million was drawn from the 8.75% loan. On July 29, 2019, the Company drew US$7.0 million from the second tranche and US$7.0 million from the third tranche. The US$14 million draws were secured by a personal guarantee from a director of the Company. At March 31, 2020, the Company has US$43.0 million available under the facility to draw, earmarked for investments and future acquisitions. The Company has amended the covenants on its senior unsecured term loan facility to increase the senior debt to EBITDA covenant ratio from 1.65:1 to 2.30:1 and the total debt to EBITDA covenant from 3.50:1 to 4.25:1 for the fourth quarter of fiscal 2020. As at March 31, 2020, the Company was compliant with all of these covenants. (d) On February 22, 2018, Just Energy issued $100 million of convertible unsecured senior subordinated debentures (the “6.75% $100 million convertible debentures”). The 6.75% $100 million convertible debentures bear interest at an annual rate of 6.75%, payable semi - annually in arrears on March 31 and September 30 in each year and have a maturity date of March 31, 2023. Each $1,000 principal amount of the 6.75% $100 million convertible debentures is convertible at the option of the holder at any time prior to the close of business on the earlier of the maturity date and the last business day immediately preceding the date fixed for redemption into 112.3596 common shares of Just Energy, representing a conversion price of $8.90, subject to certain anti - dilution provisions. Holders who convert their debentures will receive accrued and unpaid interest for the period from and including the date of the latest interest payment up to, but excluding, the date of conversion. The 6.75% $100 million convertible debentures will not be redeemable at the option of the Company on or before March 31, 2021. After March 31, 2021 and prior to March 31, 2022, the 6.75% $100 million convertible debentures may be redeemed in whole or in part from time to time at the option of the Company on not more than 60 days’ and not less than 30 days’ prior notice, at a price equal to their principal amount plus accrued and unpaid interest, provided that the weighted average trading price of the common shares of Just Energy on the Toronto Stock Exchange (“TSX”) for the 20 consecutive trading days ending five trading days preceding the date on which the notice of redemption is given is at least 125% of the conversion price. On or after March 31, 2022, the 6.75% $100 million convertible debentures may be redeemed in whole or in part from time to time at the option of the Company on not more than 60 days’ and not less than 30 days’ prior notice, at a price equal to their principal amount plus accrued and unpaid interest. The conversion feature of the 6.75% $100 million convertible debentures has been accounted for as a separate component of shareholders’ deficit in the amount of $9.7 million. Upon initial recognition of the convertible debentures, Just Energy recorded a deferred income tax liability of $2.6 million and reduced the equity component of the convertible debentures by this amount. The remainder of the net proceeds of the 6.75% $100 million convertible debentures has been recorded as long - term debt, which is being accreted up to the face value of $100 million over the term of the 6.75% $100 million convertible debentures using an effective interest rate of 10.7%. If the 6.75% $100 million convertible debentures are converted into common shares, the value of the conversion will be reclassified to share capital along with the principal amount converted. No amounts of the 6.75% $100 million convertible debentures have been converted or redeemed as at March 31, 2020. (e) On October 5, 2016, Just Energy issued $160 million of convertible unsecured senior subordinated debentures (the “6.75% $160 million convertible debentures”). The 6.75% $160 million convertible debentures bear interest at an annual rate of 6.75%, payable semi - annually in arrears on June 30 and December 31 in each year and have a maturity date of December 31, 2021. Each $1,000 principal amount of the 6.75% $160 million convertible debentures is convertible at the option of the holder at any time prior to the close of business on the earlier of the maturity date and the last business day immediately preceding the date fixed for redemption into 107.5269 common shares of Just Energy, representing a conversion price of $9.30, subject to certain anti - dilution provisions. Holders who convert their debentures will receive accrued and unpaid interest for the period from and including the date of the latest interest payment up to, but excluding, the date of conversion. The 6.75% $160 million convertible debentures will not be redeemable at the option of the Company on or before December 31, 2019. After December 31, 2019 and prior to December 31, 2020, the 6.75% $160 million convertible debentures may be redeemed in whole or in part from time to time at the option of the Company on not more than 60 days’ and not less than 30 days’ prior notice, at a price equal to their principal amount plus accrued and unpaid interest, provided that the weighted average trading price of the common shares of Just Energy on the TSX for the 20 consecutive trading days ending five trading days preceding the date on which the notice of redemption is given is at least 125% of the conversion price. On or after December 31, 2020, the 6.75% $160 million convertible debentures may be redeemed in whole or in part from time to time at the option of the Company on not more than 60 days’ and not less than 30 days’ prior notice, at a price equal to their principal amount plus accrued and unpaid interest.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ANNUAL REPORT 2020 | JUST ENERGY 77 The conversion feature of the 6.75% $160 million convertible debentures has been accounted for as a separate component of shareholders’ deficit in the amount of $8.0 million. Upon initial recognition of the convertible debentures, Just Energy recorded a deferred income tax liability of $2.1 million and reduced the equity component of the convertible debentures by this amount. The remainder of the net proceeds of the 6.75% $160 million convertible debentures has been recorded as long - term debt, which is being accreted up to the face value of $160 million over the term of the 6.75% $160 million convertible debentures using an effective interest rate of 9.1%. If the 6.75% $160 million convertible debentures are converted into common shares, the value of the conversion will be reclassified to share capital along with the principal amount converted. No amounts of the 6.75% $160 million convertible debentures have been converted or redeemed as at March 31, 2020. (f) On January 29, 2014, Just Energy issued US$150 million of European - focused senior convertible unsecured convertible bonds (the “6.5% convertible bonds”). The 6.5% convertible bonds bear interest at an annual rate of 6.5%, payable semi - annually in arrears in equal installments on January 29 and July 29 in each year and have a maturity date of July 29, 2019. A conversion right in respect of a bond could have been exercised, at the option of the holder thereof, at any time from May 30, 2014 to July 7, 2019, and was not. The initial conversion price is US$9.3762 per common share (being C$10.2819) but is subject to adjustments. In the event of the exercise of a conversion right, the Company may, at its option, subject to applicable regulatory approval and provided no event of default has occurred and is continuing, elect to satisfy its obligation in cash equal to the market value of the underlying shares to be received. As a result of the debt being denominated in a different functional currency than that of Just Energy, the conversion feature is recorded as a financial liability instead of a component of equity. Therefore, the conversion feature of the 6.5% convertible bonds has been accounted for as a separate financial liability with an initial value of US$8.5 million. The remainder of the net proceeds of the 6.5% convertible bonds has been recorded as long - term debt, which is being accreted up to the face value of $150.0 million over the term of the 6.5% convertible bonds using an effective interest rate of 8.8%. At each reporting period, the conversion feature is recorded at fair value with changes in fair value recorded through profit or loss. On July 29, 2019, the Company redeemed US$13.2 million of the 6.5% convertible bonds. The remaining lenders of $9.2 million of the 6.5% convertible bonds elected to extend the maturity date of the bonds from July 29, 2019 to December 31, 2020, pursuant to an option offered by the Company announced on July 17, 2019. (g) Supplier finance and other costs for the year ended March 31, 2020 primarily consist of charges for extended payment terms. As described within Note 3 of these consolidated financial statements, the Company has presented a Recapitalization plan which, if implemented, will impact the future payments and amounts with respect to its outstanding debt and interest payments. 17 REPORTABLE BUSINESS SEGMENTS Just Energy’s reportable segments are the Consumer segment and the Commercial segment. The chief operating decision maker monitors the operational results of the Consumer and Commercial segments for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on certain non - IFRS measures such as base gross margin. Transactions between segments are in the normal course of operations and are recorded at the exchange amount. Allocations made between segments for shared assets or allocated expenses are based on the number of residential customer equivalents in the respective segments. Corporate and shared services report the costs related to management oversight of the business units, public reporting and filings, corporate governance and other shared services functions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 78 JUST ENERGY | ANNUAL REPORT 2020 Sales $ 1,670,775 $ 1,102,034 $ – $ 2,772,809 Cost of goods sold 1 , 1 9 8 , 653 9 3 7 , 8 03 – 2,136,456 Gross margin 4 7 2 , 1 2 2 1 6 4 , 2 3 1 – 636,353 Depreciation of property and equipment 1 3 , 5 3 4 1 1 7 – 13,651 Amortization of intangible assets 2 4 , 6 9 0 3 , 3 0 7 – 27,997 Administrative expenses 36 , 4 23 2 4 , 3 9 1 1 0 7 , 1 2 2 167,936 Selling and marketing expenses 1 4 3 , 1 8 7 7 7 , 633 – 220,820 Other operating expenses 8 4 , 27 1 8 ,0 29 – 92,300 Segment profit (loss) for the year $ 1 7 0,0 1 7 $ 5 0 , 7 5 4 $ (107,122) $ 113,649 Finance costs (106,945) Unrealized loss of derivative instruments and other (213,417) Realized loss of derivative instruments (24,386) Other income, net 32,660 Impairment of goodwill, intangible assets and other (92,401) Provision for income taxes 7,393 Loss for the year from continuing operations $ (298,233) Loss from discontinued operations ( 1 1 , 4 2 6 ) Loss for the year ( 3 0 9 ,6 5 9 ) Capital expenditures $ 1 2 , 8 8 1 $ 1 , 1 7 1 $ – $ 1 4 , 0 5 2 Total goodwill $ 1 7 2, 4 2 9 $ 100,262 $ – $ 2 7 2 , 6 9 1 Total assets $ 9 1 6 , 1 7 6 $ 299,657 $ – $ 1,215,833 Total liabilities $ 1,518,232 $ 192,890 $ – $ 1,711,122 For the year ended March 31, 2020: Consumer Commercial C o r po ra t e and shared s e r v i c e s Consolidated As at March 31, 2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ANNUAL REPORT 2020 | JUST ENERGY 79 For the year ended March 31, 2019 (Restated): C o nsu m e r C o m m e r c i a l C or p or ate and shared se r vi c e s C o n so lid at e d Sales $ 1,906,473 $ 1,131,965 $ – $ 3,038,438 Cost of goods sold 1 , 4 1 9 , 509 9 4 0 , 3 5 8 – 2 , 3 5 9 , 8 6 7 Gross margin 4 8 6 , 9 6 4 1 9 1 ,6 0 7 – 6 7 8 , 5 7 1 Depreciation of property and equipment 4 , 3 6 2 1 53 – 4 , 5 1 5 Amortization of intangible assets 20 , 5 4 4 2 , 1 3 6 – 2 2 , 6 8 0 Administrative expenses 4 2 , 5 7 3 3 2 , 3 7 7 9 0 , 3 7 8 1 6 5 , 3 2 8 Selling and marketing expenses 14 2 , 5 6 0 6 9 , 1 7 8 – 2 1 1 , 7 3 8 Restructuring costs 2 , 7 4 1 3 , 2 89 8 , 8 1 4 1 4 , 8 4 4 Other operating expenses 1 2 3 , 7 9 8 5 , 4 06 – 1 2 9 , 2 0 4 Segment profit (loss) for the year $ 1 5 0 ,3 8 6 $ 7 9 , 068 $ ( 9 9 , 1 9 2 ) $ 1 3 0 , 2 6 2 Finance costs (8 7 , 7 7 9 ) Unrealized loss of derivative instruments and other (8 7 ,4 5 9 ) Realized loss of derivative instruments ( 83 , 7 7 6 ) Other income 2 , 3 1 2 Provision for income taxes 1 1 , 8 3 2 Loss for the year from continuing operations $ ( 1 3 8 , 2 7 2 ) Loss from discontinued operations ( 1 2 8, 2 5 9 ) Loss for the year ( 2 6 6, 5 3 1 ) Capital expenditures $ 3 9 , 4 7 4 $ 4 , 068 $ – $ 43 , 5 4 2 As at March 31, 2019 Total goodwill $ 1 8 1 , 3 58 $ 1 5 8, 5 6 3 $ – $ 3 3 9 , 9 2 1 Total assets $ 1,238,922 $ 4 6 1 , 6 33 $ – $ 1,700,555 Total liabilities $ 1,665,752 $ 2 05 , 9 3 0 $ – $ 1,871,682 Sales from external customers The revenue is based on the location of the customer. Year ended March 31, 2 0 20 Year ended March 31, 2 0 19 Canada $ 323,802 $ 4 1 3 , 8 36 U.S. 2, 4 4 9 , 0 0 7 2 , 6 2 4 , 6 0 2 Total $ 2,772,809 $ 3,038,438 Canada $ 233,678 $ 2 6 6 , 7 76 U.S. 1 6 6 ,0 74 2 2 3 , 8 02 International – 7 , 9 4 0 Total $ 3 9 9 , 75 2 $ 4 9 8, 5 1 8 In fiscal 2020, revenue generated from the sale of electricity made up 85%, while gas amounted to 15%. In comparison, fiscal 2019 generated 83% of revenue on electricity and 17% on gas. Non - current assets Non - current assets by geographic segment consist of property and equipment and intangible assets and are summarized as follows: As at March 31, 2 0 20 As at March 31, 2019

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 80 JUST ENERGY | ANNUAL REPORT 2020 18 BUSINESS COMBINATIONS AND DISPOSITIONS (a) Filter Group On October 1, 2018, Just Energy acquired Filter Group, a leading provider of subscription - based home water filtration systems to residential customers in Canada and the U.S. Headquartered in Toronto, Ontario, Filter Group currently provides under - counter and whole - home water filtration solutions to residential markets in the provinces of Ontario and Manitoba and the states of Nevada, California, Arizona, Michigan and Illinois. Just Energy acquired all of the issued and outstanding shares of Filter Group and the shareholder loan owing by Filter Group. In addition, Filter Group had approximately $22 million of third party Filter Group debt. The aggregate consideration payable by Just Energy under the Purchase Agreement is composed of: (i) $14.3 million in cash, fully payable within 180 days of closing; and (ii) earn - out payments of up to 9.5 million Just Energy common shares (with up to an additional 2.4 million Just Energy common shares being issuable to satisfy dividends that otherwise would have been paid in cash on the Just Energy shares issuable pursuant to the earn - out payments (the “DRIP Shares”)), subject to customary closing adjustments. The earn - out payments are contingent on the achievement by Filter Group of certain performance - based milestones specified in the Purchase Agreement in each of the first three years following the closing of the acquisition. In addition, the earn - out payments may be paid 50% in cash and the DRIP Shares 100% in cash, at the option of Just Energy. The CEO of Filter Group is the son of the Executive Chair of Just Energy. As such, this is a related party transaction. The transaction was reviewed by the Strategic Initiatives Committee and it received a fairness opinion from National Bank Financial on the transaction. Of the $14.3 million cash consideration for the acquisition of Filter Group, $1.3 million relates to the purchase of the shares of Filter Group. The remaining $13.0 million is for the assumption of a shareholder debt owed to a related party, of which $3.0 million was already paid on the closing date of October 1, 2018. Therefore, as at March 31, 2019, $11.3 million of the overall cash consideration payable is included in current trade and other payables of the consolidated statements of financial position, of which $11.1 million is for a related party. The outstanding balance accrued interest at a rate of 1% per month, beginning October 1, 2018, which resulted in $0.7 million of interest accrued as at March 31, 2019, of which $0.6 million is for a related party. The contingent consideration relating to the potential earn - out payments over the next three years was valued at approximately $24.9 million on October 1, 2018, which is the mid - point of the calculated range of $23.1 million to $26.8 million. As it does not meet the definition of equity, it is carried at fair value through profit or loss and is revalued at each reporting period. Significant assumptions affecting the measurement of contingent consideration each quarter include the Just Energy share price and the performance of Filter Group. Each quarter, the contingent consideration related to the Filter Group acquisition is revalued. To estimate the number of Just Energy common shares that are exchanged in each period, a Monte Carlo simulation model was used where the trailing 12 - month adjusted EBITDA for each period is forecasted based on a Geometric Brownian Motion process. Inputs used in the Monte Carlo simulation model are as follows: • Adjusted trailing 12 - month EBITDA as at each quarter - end date; • Average EBITDA forecasts for new periods; • Implied asset volatility; • Equity volatility of Just Energy; • Underlying asset price of Just Energy common shares; • Dividend yield; and • Risk - free rate.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS The following is the purchase price allocation for Filter Group: NET ASSETS ACQUIRED Working capital $ 8 98 Property and equipment 6 , 1 5 4 Intangible assets 1 5 , 6 0 0 Goodwill 3 8, 2 17 Long - term debt ( 2 1 , 6 1 1 ) Total consideration $ 3 9 , 2 58 Cash consideration $ 3 , 000 Payable to shareholders 1 1 , 3 1 4 Contingent consideration 2 4 , 9 4 4 Total consideration $ 3 9 , 2 58 ANNUAL REPORT 2020 | JUST ENERGY 81 Current tax expense $ 7 , 0 4 7 $ 7 , 6 2 2 Deferred tax expense (benefit) Origination and reversal of temporary differences $ ( 9 0 , 4 5 9) $ ( 35 , 8 2 5 Expense arising from previously unrecognized tax loss or temporary difference 9 0 , 8 0 5 4 0 , 0 35 Deferred tax (benefit) expense 3 46 4 , 2 10 Provision for income taxes $ 7 , 3 9 3 $ 1 1 , 8 3 2 The goodwill was calculated as the difference between the fair value of consideration transferred and the fair value of the assets acquired and liabilities assumed. The goodwill acquired as part of the acquisition primarily represents Filter Group’s workforce, operational and strategic management processes and synergies between Just Energy and Filter Group. Goodwill is not amortized for accounting. As of March 31, 2019, the acquisition accounting for Filter Group has been finalized and closed. The Company had recorded, at estimated fair value, contingent consideration related to the Filter Group acquisition. As a result of the business not achieving its EBITDA earn - out targets, the fair value of the contingent consideration was reduced to $nil, resulting in other income of $29.1 million being recognized on the change in estimate of the earn - out value. The reduction in the Filter Group earn - out obligation as at March 31 , 2020 was a result of the business not achieving its 12 - month EBITDA earn - out target for the year ended March 31 , 2020 , in addition to a reduced forecasted EBITDA, a reduction in the trading price of the shares of Just Energy and a reduction in Just Energy’s dividend yield . (b) Sale of Georgia operations On December 31, 2019, the Company announced that it had sold all of its customer contracts and natural gas in storage assets in the State of Georgia to Infinite Energy, Inc., for $4.5 million. A gain on the sale of the Georgia customer contracts of $1.8 million was recorded in other income, net, within the consolidated statements of loss. 19 INCOME TAXES (a) Tax expense 2 0 20 2 0 19 )

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 82 JUST ENERGY | ANNUAL REPORT 2020 Mark to market losses on derivative instruments Tax losses and excess of tax basis over book basis Total deferred income tax assets Offset of deferred income taxes Net deferred income tax assets $ – 23 , 1 9 1 $ 3 , 0 9 7 98 , 0 5 8 23,191 (22,550) 1 0 1 , 1 5 5 ( 1 0 1 , 0 4 0 $ 6 41 $ 1 1 5 Partnership income deferred for tax purposes $ – $ ( 3 , 5 42) Mark to market gains on derivative instruments – ( 20 , 68 3) Book to tax differences on other assets (1 8 , 3 6 7 ) ( 7 0 , 7 42) Convertible debentures ( 4 , 1 8 3 ) ( 6 , 0 7 3 Total deferred income tax liabilities ( 2 2, 55 0 ) ( 1 0 1 , 0 4 0 Offset of deferred income taxes 2 2, 550 1 0 1 , 0 4 0 Net deferred income tax liabilities $ – $ – $ ( 3 , 5 42 ) $ 3 , 5 4 2 $ – $ – $ – 2 7 , 3 1 6 ( 23 , 3 6 4 ) 8 72 – 4, 8 2 4 ( 1 7 , 5 8 6 ) 1 7 , 5 86 – – – ( 6 ,0 7 3 ) 1 , 8 9 0 – – ( 4 , 1 8 3 ) $ 1 1 5 $ ( 3 4 6 ) $ 8 7 2 $ – $ 6 4 1 (b) Reconciliation of the effective tax rate The provision for income taxes represents an effective rate different than the Canadian corporate statutory rate of 26.50% (2019 – 26.50%). 2 0 2 0 2 0 19 ( 1 2 6 , 4 4 0) 26.50% $ ( 2 9 0 , 84 0 ) $ 26.50% $ ( 7 7 , 0 7 3 ) $ (33,507) $ 9 0 , 8 0 5 ( 5 ,5 5 4) ( 7 8 5) $ 4 0 , 0 3 5 ( 3 , 8 4 1 ) 9 , 1 4 5 Loss before income taxes Combined statutory Canadian federal and provincial income tax rate Income tax recovery based on statutory rate Increase (decrease) in income taxes resulting from: Expense (benefit) of mark to market loss and other temporary differences not recognized Variance between combined Canadian tax rate and the tax rate applicable to foreign earnings Other permanent items Total provision for income taxes $ 7 , 3 9 3 $ 1 1 , 8 3 2 (c) Recognized net deferred income tax assets and liabilities Recognized net deferred income tax assets and liabilities are attributed to the following: 2 0 20 2 0 19 ) ) ) (d) Movement in deferred income tax balances B a l a n ce April 1, 2 0 1 9 R e co g ni zed in profit or loss Recognized in OCI O t he r B a l a n ce March 31, 2 0 2 0 Partnership income deferred for tax Book to tax differences Mark to market (gains) losses on derivative instruments Convertible debentures

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS B a l a n c e April 1, R e c o gni z e d in profit R e c o gni z e d B a l a n c e March 31, 2 0 1 8 or loss in OCI O t h e r 2 0 1 9 Partnership income deferred for tax $ ( 6 , 2 49 ) $ 2 , 70 7 $ – $ – $ ( 3, 5 42 ) Book to tax differences 4 8 , 3 4 5 ( 2 2 , 8 2 2 ) ( 6 3 8 ) 2, 4 3 1 2 7 , 3 1 6 Mark to market (gains) losses on derivative instruments ( 3 6 ,5 7 8 ) 1 8 , 9 9 2 – – ( 1 7 , 58 6 ) Convertible debentures (2 , 9 8 6 ) ( 3 , 0 8 7 ) – – ( 6 , 0 7 3 ) $ 2 , 5 3 2 $ ( 4 , 21 0 ) $ ( 6 3 8 ) $ 2, 4 3 1 $ 1 1 5 Mark to market losses on derivative instruments $ 3 1 , 8 9 7 $ 7 , 2 3 9 Excess of tax over book basis 4 7 , 0 38 3 2 , 9 1 1 Year ended Year ended March 31, 2020 March 31, 2019 S h a r e s Amou n t S h a r e s Am ou nt Common shares: Issued and outstanding Balance, beginning of year 1 4 9 , 5 95 , 9 5 2 $ 1,088,538 1 4 8 , 3 9 4 , 1 5 2 $ 1,079,055 Share - based awards exercised 2 ,0 1 8 , 286 1 1 , 3 2 6 1 , 2 0 1 , 8 0 0 9 , 4 83 Balance, end of year 1 51 , 6 1 4 , 2 3 8 $ 1,099,864 1 4 9 , 5 9 5 , 9 5 2 $ 1,088,538 Preferred shares: Issued and outstanding Balance, beginning of year 4 , 6 6 2 , 1 65 $ 146,965 4 , 3 2 3 ,3 0 0 $ 1 3 6 , 7 7 1 Shares issued for cash – – 3 3 8 , 8 6 5 1 0 , 4 4 7 Preferred shares issuance cost – – – ( 2 5 3) Balance, end of year 4 , 6 6 2 , 1 65 $ 146,965 4 , 6 6 2 , 1 65 $ 1 4 6 , 9 65 Shareholders’ capital $ 1,246,829 $ 1,235,503 (e) Unrecognized deferred income tax assets Deferred income tax assets not reflected as at March 31 are as follows: 2 0 20 2 0 19 The group has tax losses of $381,023 ($293,795) available for carryforward (recognized and unrecognized) which are set to expire starting 2028 until 2040. 20 SHAREHOLDERS’ CAPITAL Just Energy is authorized to issue an unlimited number of common shares and 50,000,000 preference shares issuable in series, both with no par value. Shares outstanding have no preferences, rights or restrictions attached to them. (a) Details of issued and outstanding shareholders’ capital are as follows: Just Energy defines capital as shareholders’ equity (excluding accumulated other comprehensive income) and long - term debt. Just Energy’s objectives when managing capital are to maintain flexibility by: (i) Enabling it to operate efficiently; (ii) Providing liquidity and access to capital for growth opportunities; and (iii) Providing returns and generating predictable cash flows for dividend payments to shareholders. Just Energy manages the capital structure and adjusts to it in light of changes in economic conditions and the risk characteristics of the underlying assets. The Board of Directors does not establish quantitative return on capital criteria for management, but rather promotes year - over - year sustainable and profitable growth. Just Energy is not subject to any externally imposed capital requirements other than financial covenants in its long - term debts, and as at March 31, 2020 and 2019, all of these covenants have been met. ANNUAL REPORT 2020 | JUST ENERGY 83

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Balance, beginning of year Less: Granted Add: Cancelled/forfeited Balance, end of year 2,717,774 (2,305,128) 658,516 3 , 0 0 4 , 6 24 ( 7 8 8, 2 1 1 5 0 1 , 3 6 1 1,071,162 2 , 7 1 7 , 7 7 4 As described within Note 3 of these consolidated financial statements, the Company has presented a Recapitalization plan which, if implemented, will impact the outstanding common and preferred shares issued and outstanding. (b) Dividends and distributions In the second quarter of fiscal 2020, the Company made the decision to suspend its dividend on common shares. For the year ended March 31, 2020, dividends of $0.125 (2019 – $0.50) per common share were declared by Just Energy. These dividends amounted to $18,724 (2019 – $74,557) and were approved by the Board of Directors and were paid out during the year. As a result of dividend suspension, distributions related to the dividends also ceased. Distributions in fiscal 2020 amounted to $849 (2019 – $1,284) which was paid in accordance with the terms of the Canadian and U.S. Plans during the year. For the year ended March 31, 2020, dividends of US$1.0625 (2019 – $2.125) per preferred share were declared by Just Energy. These dividends amounted to $6,622 (2019 – $12,189) and were approved by the Board of Directors and were paid out during the year. In connection with amendments to the credit facility and 8.75% loan agreement announced on December 2, 2019, the agreements governing both facilities have been changed to restrict the declaration and payment of dividends until the Company’s senior debt to EBITDA ratio is no more than 1.50:1 for two consecutive fiscal quarters. Accordingly, as at December 2, 2019, the Company suspended the declaration and payment of dividends on the Series A Preferred Shares until the Company is permitted to declare and pay dividends under the agreements governing its facilities. However, dividends on the Series A Preferred Shares continue to accrue in accordance with Series A Preferred Share terms during the period in which dividends are suspended. Any dividend payment following the suspended period will be credited against the earliest accumulated but unpaid dividend. As described within Note 3 of these consolidated financial statements, the Company has presented a Recapitalization plan which, if implemented, will impact the Series A Preferred Share dividend payments. 21 SHARE - BASED COMPENSATION PLANS (a) Stock option plan Just Energy may grant awards under its 2010 share option plan (formerly the 2001 Unit Option Plan) to directors, officers, full - time employees and service providers (non - employees) of Just Energy and its subsidiaries and affiliates. In accordance with the share option plan, Just Energy may grant options to a maximum of 11,300,000 shares. As at March 31, 2020, there were 814,166 options still available for grant under the plan. Of the options issued, 500,000 options remain outstanding as at March 31, 2020 with an exercise price of $7.88. The exercise price of the share options equals the closing market price of the Company’s shares on the last business day preceding the grant date. The share options vest over periods ranging from three to five years from the grant date and expire after five or ten years from the grant date. There were no new grants during fiscal 2020. (b) Restricted share grants Just Energy grants awards under the 2010 RSGs Plan (formerly the 2004 unit appreciation rights) in the form of fully paid RSGs to senior officers, employees and service providers of its subsidiaries and affiliates. As at March 31, 2020, there were 1,071,162 RSGs (2019 – 2,717,774) still available for grant under the plan. Of the RSGs issued, 1,492,756 remain outstanding as at March 31, 2020 (2019 – 1,473,989). Except as otherwise provided, (i) the RSGs vest from one to five years from the grant date providing, in most cases, on the applicable vesting date the RSG grantee continues as a senior officer, employee or service provider of Just Energy or any affiliate thereof ; (ii) the RSGs expire no later than ten years from the grant date ; (iii) a holder of RSGs is entitled to payments at the same rate as dividends paid to JEGI shareholders ; and (iv) when vested, the holder of an RSG may exchange one RSG for one common share . There are 40,000 RSGs granted to senior management that do not receive dividend payments. In addition to a continued employment condition for vesting, there are certain share price targets that must be met. RSGs available for grant 2 0 2 0 2 0 19 ) The average grant date fair value of RSGs granted in the year was $4.66 (2019 – $5.00). The RSG share - based compensation expense for the year ended March 31, 2020 amounted to $6.8 million compared to $1.8 million expensed in fiscal 2019. (c) Performance bonus grants Just Energy grants awards under the 2013 performance bonus incentive plan (the “PBG Plan”) in the form of fully paid PBGs to senior officers, employees, consultants and service providers of its subsidiaries and affiliates. As at March 31, 2020, there were 1,479,699 (2019 – 2,182,302) PBGs still available for grant under the PBG Plan. Of the PBGs issued, 762,595 remain outstanding as at March 31, 2020 (2019 – 385,214). Except as otherwise provided, (i) the PBGs will entitle the holder to be paid in three equal installments as one - third on each of the first, second and third anniversaries of the grant date providing, in most cases, on the applicable vesting date the PBG grantee continues as a senior officer, employee, consultant or service provider of Just Energy or 84 JUST ENERGY | ANNUAL REPORT 2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ANNUAL REPORT 2020 | JUST ENERGY 85 Balance, beginning of year Less: Granted Add: Cancelled/forfeited Balance, end of year 2 , 1 8 2, 3 0 2 (1 , 0 9 7 , 3 0 0 ) 3 9 4 , 6 9 7 2 , 2 7 0 , 4 8 0 ( 3 3 1 , 1 9 6 2 43 ,0 1 8 1,479,699 2 , 1 8 2 ,3 0 2 Balance, beginning of year – 6 9 , 4 8 1 Less: Granted ( 8 0 , 1 5 0 ) (6 9 , 4 8 1 Less: Granted overage from fiscal 2019 ( 3 7 , 1 2 3 ) – Add: Increase in DSGs available for grant 2 0 0, 000 – Balance, end of year 8 2 , 7 2 7 – Amortization of intangible assets $ 2 7 , 9 9 7 $ 2 2 , 6 8 0 Depreciation of property and equipment 1 3,6 5 1 4 , 5 15 Bad debt expense 8 0, 0 50 1 2 3, 2 8 8 Share - based compensation 1 2 , 2 50 5 , 9 1 6 $ 1 33 , 9 48 $ 1 5 6 , 3 99 any affiliate thereof; (ii) the PBGs expire no later than three years from the grant date; (iii) a holder of PBGs is entitled to payments at the same rate as dividends paid to JEGI shareholders; and (iv) when vested, Just Energy, at its sole discretion, shall have the option of settling payment for the PBGs, to which the holder is entitled in the form of either cash or in common shares. PBGs available for grant 2 0 2 0 2 0 19 ) The average grant date fair value of PBGs granted in the year was $4.75 (2019 – $5.01). The PBG share - based compensation expense for the year ended March 31, 2020 amounted to $5.3 million compared to $3.9 million expensed in fiscal 2019. (d) Deferred share grants Just Energy grants awards under its 2010 Directors’ Compensation Plan (formerly the 2004 Directors’ deferred unit grants, “DUGs”) to all independent directors on the basis that each director is required to annually receive 15% of their compensation entitlement in DSGs and may elect to receive all or any portion of the balance of their annual compensation in DSGs. Prior to the dividend suspension in the second quarter of fiscal 2020, the holders of DSGs were also granted additional DSGs on a quarterly basis equal to the monthly dividends paid to the shareholders of Just Energy. The DSGs vest on the earlier of the date of the director’s resignation or three years following the date of grant and expire ten years following the date of grant. As at March 31, 2020, there were 82,727 DSGs (2019 – nil) available for grant under the plan. Of the DSGs issued, 203,028 DSGs (2019 – 184,430) remain outstanding as at March 31, 2020. DSGs available for grant 2 0 2 0 2 0 19 ) The weighted average grant date fair value of DSGs granted in the year was $1.78 (2019 – $4.48). The DSG share - based compensation expense for the year ended March 31, 2020 amounted to $0.1 million compared to $0.2 million expensed in fiscal 2019. As described within Note 3 of these consolidated financial statements, the Company has presented a Recapitalization plan which, if executed, will impact the outstanding options, RSGs, PBGs, or DSGs. 22 OTHER EXPENSES (a) Other operating expenses Year ended March 31, 2 0 20 Year ended March 31, 2 0 19 (b) Employee benefits expense Year ended Year ended March 31, 2 0 20 March 31, 2 0 19 Wages, salaries and commissions $ 2 1 1 , 4 5 7 $ 23 3,5 7 5 Benefits 2 2 , 2 18 2 2 , 3 15 $ 233, 6 7 5 $ 2 5 5 , 89 0

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 86 JUST ENERGY | ANNUAL REPORT 2020 BASIC LOSS PER SHARE Loss from continuing operations available to shareholders $ (298,233) $ ( 1 3 8 , 2 7 2 Dividend to preferred shareholders – net of tax 1 0 , 6 4 3 8 , 9 5 9 Loss from continuing operations available to shareholders – net ( 3 0 8, 8 7 6 ) ( 1 4 7 , 2 3 1) Basic weighted average shares outstanding 1 51 , 033, 8 4 4 1 4 9 , 1 3 8 , 7 9 7 Basic loss per share from continuing operations available to shareholders $ ( 2 . 0 5) $ ( 1 . 0 0 Basic loss per share available to shareholders $ (2.12) $ ( 1 . 8 6 DILUTED LOSS PER SHARE Loss from continuing operations available to shareholders $ (308,876) $ ( 1 4 7 , 2 3 1) Adjusted loss from continuing operations available to shareholders $ (308,876) $ ( 1 4 7 , 2 3 1) Basic weighted average shares outstanding 1 51 , 033, 8 4 4 1 4 9 , 1 3 8 , 7 9 7 Dilutive effect of: Restricted share and performance bonus grants 2 , 6 6 5 , 1 2 1 1 2 , 4 0 9 , 9 90 Deferred share grants 29 1 , 7 4 3 1 14 2 , 92 8 Convertible debentures 3 9 , 5 7 4,8 3 1 1 3 9 , 5 7 4 , 8 3 1 Shares outstanding on a diluted basis 1 9 3 , 5 6 5 , 539 1 9 1 , 2 6 6, 54 6 Diluted loss from continuing operations per share available to shareholders $ ( 2 . 0 5) $ ( 1 . 0 0 Diluted loss per share available to shareholders $ (2.12) $ ( 1 . 8 6 Sales $ 427,346 $ 7 9 3 , 7 6 1 Gain on disposal of the U.K. and Ireland operations ( 4 5 , 1 3 8 ) – Loss from discontinued operations ( 1 1 ,3 4 9 ) ( 1 3 2 , 0 0 4 Provision for (recovery of) income taxes 77 ( 3 , 7 4 5) LOSS FROM DISCONTINUED OPERATIONS $ ( 1 1 , 4 2 6 ) $ ( 1 2 8 , 2 5 9 Employee benefit expenses of $ 80 . 4 million and $ 153 . 4 million are included in fiscal 2020 administrative expense and selling and marketing expenses, respectively, on the consolidated statements of loss and of $ 93 . 8 million and $ 162 . 1 million, respectively, in fiscal 2019 . 23 LOSS PER SHARE Year ended March 31, 2 0 20 Year ended March 31, 2 0 19 ( R e s t at e d ) ) ) ) 1 1 1 ) ) 1 The assumed conversion into shares results in an anti - dilutive position; therefore, these items have not been included in the computation of diluted loss per share. The potentially dilutive instruments are the convertible features on the 6.5% convertible bonds, 6.75% $160M convertible debentures and 6.75% $100M convertible debentures as well as the stock options and share grants. 24 DISCONTINUED OPERATIONS (a) Loss from discontinued operations In March 2019, Just Energy formally approved and commenced the process to dispose of its businesses in Germany, Ireland and Japan. In June 2019, as part of the Company’s Strategic Review, the U.K. was added to the disposal group. The decision was part of a strategic transition to focus on the core business in North America. On November 29, 2019, Just Energy closed its previously announced sale of Hudson U.K. to Shell Energy Retail Limited. As at March 31, 2020, these operations were classified as a disposal group held for sale and as discontinued operations. In the past, these operations were reported under the Consumer segment while a portion of the U.K. operations was allocated to the Commercial segment. Just Energy’s results for the prior fiscal period reported throughout the annual consolidated financial statements have been adjusted to reflect continuing operation results and figures with respect to these discontinued operations. The tax impact on the discontinued operations is minimal. The results of the discontinued operations are presented below for the fiscal years ended March 31, 2020 and 2019. For the U.K. and Ireland, the results are a period of eight and nine months up to the disposal of operations as of November 29, 2019 and December 18, 2019, respectively: 2 0 2 0 2 0 19 ) )

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ANNUAL REPORT 2020 | JUST ENERGY 87 ASSETS Current assets Cash and cash equivalents $ 89 8 $ 6 2 8 Current trade and other receivables 4 , 9 7 8 3 , 0 07 Income taxes recoverable 12 50 Other current assets 1 , 1 4 0 3 , 0 8 7 7 ,0 28 6 , 7 7 2 Non - current assets Property and equipment 38 4 2 Intangible assets 5 45 2 , 1 57 ASSETS CLASSIFIED AS HELD FOR SALE $ 7 , 61 1 $ 8 , 97 1 Liabilities Current liabilities Trade and other payables Deferred revenue $ 4, 8 23 83 $ 4 , 9 0 2 29 8 LIABILITIES CLASSIFIED AS HELD FOR SALE $ 4 , 906 $ 5 , 2 0 0 Proceeds from sale $ 2 , 5 1 8 Carrying value of net liabilities disposed 7 4 , 5 7 0 Carrying value of goodwill disposed ( 1 3 , 3 5 5) Carrying value of intangible assets disposed ( 8 , 5 4 4 ) Reclassification of foreign currency translation reserve ( 1 1 , 6 1 0 ) Net gain on sale of U.K. operations $ 43 , 5 7 9 Assets and liabilities of the discontinued operations classified as held for sale as at March 31, 2020 were as follows: As at March 31, 2 0 20 As at March 31, 2019 Sale of Just Energy Japan KK On April 10, 2020, the Company announced that it has sold all of the shares of Just Energy Japan KK (“Just Energy Japan”) to Astmax Trading, Inc. The purchase price was nominal, as the business was still in its start - up phase with more liabilities than assets and had fewer than 1,000 customers. The sale of the Japanese subsidiary resulted in a nominal gain on sale, which will be reported through profit (loss) from discontinued operations. (b) Disposal of Hudson Energy Supply U.K. Limited (“Hudson U.K.”) On November 29, 2019, Just Energy closed its previously announced sale of Hudson U.K. to Shell Energy Retail Limited. Pursuant to the share purchase agreement, the aggregate amount of the closing consideration received was £1.5 million ($2.5 million). While the capacity market payments were reinstated in the U.K. in late October, any contingent consideration due to Just Energy will be paid following the determination of Hudson U.K.’s ultimate capacity market payment for the period up to June 30, 2019, which is expected to be determined within 12 months of the closing date. The results of the disposal of Hudson U.K. are presented below:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Proceeds from sale $ 6 4 9 Carrying value of net liabilities disposed 9 1 0 Net gain on sale of Just Energy Ireland operations $ 1 , 5 5 9 25 COMMITMENTS AND CONTINGENCIES Commitments for each of the next five years and thereafter are as follows: As at March 31, 2020 Less than 1 year 1 – 3 years 4 – 5 years More than 5 years T o t a l Gas, electricity and non - commodity contracts $ 1,463,615 $ 1,200,713 $ 322,590 $ 101,606 $ 3,088,524 (c) Disposal of Just Energy Ireland Limited (“Just Energy Ireland”) On December 18, 2019, Just Energy closed its previously announced sale of substantially all of the assets of Just Energy Ireland to Flogas Natural Gas Limited (“Flogas”) for €0.6 million ($1.0 million). The Company received 75% of the purchase price in cash at closing and 25% of the purchase price five months after closing. The net consideration payable to the Company is subject to an adjustment based on the actual number of accounts transferred to Flogas. The results of the disposal of Just Energy Ireland are presented below: Just Energy has entered into leasing contracts for office buildings and administrative equipment. These leases have a leasing period of between one and eight years. No purchase options are included in any major leasing contracts. Just Energy is also committed under long term contracts with customers to supply gas and electricity. These contracts have various expiry dates and renewal options. (a) Surety bonds and letters of credit Pursuant to separate arrangements with several bond agencies, The Hanover Insurance Group and Charter Brokerage LLC, Just Energy has issued surety bonds to various counterparties including states, regulatory bodies, utilities and various other surety bond holders in return for a fee and/or meeting certain collateral posting requirements. Such surety bond postings are required in order to operate in certain states or markets. Total surety bonds issued as at March 31, 2020 were $63.4 million. As at March 31, 2020, Just Energy had total letters of credit outstanding in the amount of $72.5 million (Note 16(a)). (b) Officers and directors Corporate indemnities have been provided by Just Energy to all directors and certain officers of its subsidiaries and affiliates for various items including, but not limited to, all costs to settle suits or actions due to their association with Just Energy and its subsidiaries and/or affiliates, subject to certain restrictions. Just Energy has purchased directors’ and officers’ liability insurance to mitigate the cost of any potential future suits or actions. Each indemnity, subject to certain exceptions, applies for so long as the indemnified person is a director or officer of one of Just Energy’s subsidiaries and/or affiliates. The maximum amount of any potential future payment cannot be reasonably estimated. (c) Operations In the normal course of business, Just Energy and/or Just Energy’s subsidiaries and affiliates have entered into agreements that include guarantees in favour of third parties, such as purchase and sale agreements, leasing agreements and transportation agreements. These guarantees may require Just Energy and/or its subsidiaries to compensate counterparties for losses incurred by the counterparties as a result of breaches in representation and regulation or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The maximum payable under these guarantees is estimated to be $64.4 million. (d) Legal proceedings Just Energy’s subsidiaries are party to a number of legal proceedings. Other than as set out below, Just Energy believes that each proceeding constitutes legal matters that are incidental to the business conducted by Just Energy and that the ultimate disposition of the proceedings will not have a material adverse effect on its consolidated earnings, cash flows or financial position. In March 2012, Davina Hurt and Dominic Hill filed a lawsuit against Commerce Energy Inc. (“Commerce”), Just Energy Marketing Corp. and the Company in the Ohio Federal Court claiming entitlement to payment of minimum wage and overtime under Ohio wage claim laws and the Federal Fair Labor Standards Act (“FLSA”) on their own behalf and similarly situated door - to - door sales representatives who sold for Commerce in certain regions of the United States. The Court granted the plaintiffs’ request to certify the lawsuit as a class action. Approximately 1,800 plaintiffs opted into the federal minimum wage and overtime claims, and approximately 8,000 plaintiffs were certified as part of the Ohio state overtime claims. On October 6, 2014, the jury refused to find a willful violation but concluded that certain individuals were not properly classified as outside salespeople in order to qualify for 88 JUST ENERGY | ANNUAL REPORT 2020

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ANNUAL REPORT 2020 | JUST ENERGY 89 Salaries and benefits $ 2, 3 3 4 $ 2, 49 3 Share - based compensation expense, net 6 2 5 1 , 1 6 3 $ 2 , 9 5 9 $ 3 ,6 56 an exemption under the minimum wage and overtime requirements. On September 28, 2018, the Court issued a final judgment, opinion and order. Just Energy filed its appeal to the Court of Appeals for the Sixth Circuit on October 25, 2018. Oral testimony was heard on October 24, 2019. A decision is pending. Just Energy strongly believes it complied with the law which is consistent with the recent findings in Encino Motorcars, LLC v. Navarro, 138 S. Ct. 1134, 1142 (2018) and Kevin Flood, et al. v. Just Energy Marketing Group, et al. 2d Circular No. 17 - 0546. In August 2013, Levonna Wilkins, a former door - to - door independent contractor for Just Energy Marketing Corp. (“JEMC”), filed a lawsuit against Just Energy Illinois Corp., Commerce Energy Inc., JEMC and the Company (collectively referred to as “Just Energy”) in the Illinois Federal District Court claiming entitlement to payment of minimum wage and overtime under Illinois wage claim laws and the FLSA on her own behalf and similarly situated door - to - door sales representatives who sold in Illinois. On March 13, 2015, the Court certified the class of Illinois sales representatives who sold for Just Energy Illinois and Commerce, and on June 16, 2016, the Court granted Just Energy’s motion for reconsideration which revised the class definition to exclude sales representatives who sold for Commerce. A trial commenced on August 5, 2019. On August 12, 2019, the jury ruled in favour of Just Energy, dismissing all claims of the Illinois class members. The plaintiff filed her appeal to the Court of Appeals for the Seventh Circuit (the “Seventh Circuit”) on September 10, 2019. On February 19, 2020, with the agreement of the parties, the Seventh Circuit dismissed the appeal. The decision to dismiss all of the claims of the Illinois class members is final. In May 2015, Kia Kordestani, a former door - to - door independent contractor sales representative for Just Energy Corp., filed a lawsuit against Just Energy Corp., Just Energy Ontario L.P. and the Company (collectively referred to as “Just Energy”) in the Superior Court of Justice, Ontario, claiming status as an employee and seeking benefits and protections of the Employment Standards Act, 2000 such as minimum wage, overtime pay, and vacation and public holiday pay on his own behalf and similarly situated door - to - door sales representatives who sold in Ontario. On Just Energy’s request, Mr. Kordestani was removed as a plaintiff but replaced with Haidar Omarali, also a former door - to - door sales representative. On July 27, 2016, the Court granted Omarali’s request for certification, refused to certify Omarali’s request for damages on an aggregate basis, and refused to certify Omarali’s request for punitive damages. Omarali’s motion for summary judgment was dismissed in its entirety on June 21, 2019. A trial date has been set commencing November 15, 2021. On July 23, 2019, Just Energy announced that, as part of its Strategic Review process, management identified customer enrolment and non - payment issues, primarily in Texas. In response to this announcement, and in some cases in response to this and other subsequent related announcements, putative class action lawsuits have been filed in the United States District Court for the Southern District of New York, in the United States District Court for the Southern District of Texas and in the Ontario Superior Court of Justice, on behalf of investors that purchased Just Energy Group Inc. securities during various periods, ranging from November 9, 2017 through August 19, 2019. The U.S. lawsuits seek damages allegedly arising from violations of the United States Securities Exchange Act. The Ontario lawsuit seeks damages allegedly arising from violations of Canadian securities legislation and of common law. The U.S. lawsuits and the Ontario lawsuits have been consolidated, each with one lead plaintiff. Just Energy denies the allegations and will vigorously defend these claims. In March of 2020, the seller representative with respect to the acquisition of Filter Group Inc. (the “Claimant”) delivered a Notice of Dispute under the purchase agreement among the Claimant, Just Energy, a subsidiary of Just Energy (the “Buyer”) and other sellers with respect to the purchase of Filter Group Inc. by the Buyer on September 10, 2018 (the “Purchase Agreement”). In this arbitral proceeding, the Claimant alleges, among other things, that the Buyer breached its responsibilities by failing to conduct the business of Filter Group Inc. in a commercially reasonable manner to reduce or avoid the achievement of the EBITDA targets contained in the Purchase Agreement and failed to honour the obligations to the Claimant that would have been owing had the target EBITDA been achieved in the first period under the Purchase Agreement. The Claimant seeks, among other things, the immediate exchange of the 9,500,000 class A special shares of the Buyer for common shares of Just Energy, being the number of common shares of Just Energy that would be exchanged if the entire earn - out under the Purchase Agreement was achieved. Just Energy denies the allegations and will vigorously defend the proceeding. 26 RELATED PARTY TRANSACTIONS Parties are considered to be related if one party has the ability to control the other party or exercise influence over the other party in making financial or operating decisions. The definition includes subsidiaries and other persons. The acquisition of Filter Group gives rise to a related party transaction as the seller representative of Filter Group is the son of the Executive Chair of Just Energy. In April 2019, $10.6 million of a deferred purchase consideration related to the acquisition of Filter Group was repaid. Other than this transaction described throughout the consolidated financial statements, there have been no other related party transactions during the year ended March 31, 2020. Key management personnel are defined as those individuals having authority and responsibility for planning, directing and controlling the activities of Just Energy and consist of the Executive Chair, the Chief Executive Officer and the Chief Financial Officer. March 31, 2 0 20 March 31, 2 0 19

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 90 JUST ENERGY | ANNUAL REPORT 2020 27 SUPPLEMENTAL CASH FLOW INFORMATION (a) Net change in working capital Year ended March 31, 2 0 20 Year ended March 31, 2 0 19 Accounts receivable and unbilled revenue, net $ 33,839 $ ( 35 , 4 2 7 ) Gas in storage ( 3 , 2 3 4) ( 6 0 1) Prepaid expenses and deposits ( 8 9 , 0 8 7 ) ( 1 2 8 , 9 1 1 ) Provisions ( 4 ,6 0 7 ) 4 ,3 0 9 Trade and other payables 1 0 6 , 2 7 1 1 7 4 , 9 58 Adjustments required to reflect net cash receipts from gas sales 8 12 4 , 1 86 $ 4 3 , 9 9 4 $ 1 8, 5 1 4 (b) Adjustments required to reflect net cash receipts from gas sales 2 0 20 2 0 19 Changes in: Accrued gas receivable $ ( 1 2 , 97 2 ) $ 1 5 , 8 9 3 Gas delivered (drawn) in excess of consumption ( 4 ,8 6 6) 2 , 7 1 6 Accrued gas payable 1 1 , 2 66 ( 1 2 , 2 6 1 Deferred revenue 7 , 3 8 4 (2 , 1 6 2 $ 8 12 $ 4 , 1 86 ) )

Corporate Information Corporate Office Just Energy Group Inc. First Canadian Place 100 King Street West Suite 2630, P.O. Box 355 Toronto, ON M5X 1E1 Investor Relations Alpha IR Group 617 - 461 - 1101 JE@alpha - ir.com Auditors Ernst & Young LLP Toronto, ON Canada Transfer Agent and Registrar Computershare Investor Services Inc. 100 University Avenue Toronto, ON M5J 2Y1 Shares Listed Toronto Stock Exchange Trading symbol: JE New York Stock Exchange Trading symbol: JE

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